FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2012

SECURITIES REGISTERED*
(As of the close of the fiscal year)

                                            Title of Issue                    Amounts as to which                      Names of exchanges
                                           registration is effective                  on which registered

                                                            N/A                                 N/A                                                N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2012 (the “Annual Report“) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (h)	2013 Ontario Budget: Budget Papers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

May 7, 2013	By: /s/ Irene Stich
Name:    Irene Stich
Title:      Director, Capital Markets Operations
   Capital Markets Division
   Ontario Financing Authority

EXHIBIT INDEX

Exhibit (h):                                2013 Ontario Budget: Budget Papers

EXHIBIT (h)

2013 Ontario Budget: Budget Papers

For general inquiries regarding the 2013 Ontario Budget:
Budget Papers, please call:

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ISBN 978-1-4606-1854-7 (Print)
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Ce document est disponible en français sous le title :
Budget de l'Ontario 2013 - Documents budgétaires

Contents

Foreword  xvii

Chapter I: A Prosperous and Fair Ontario

Section A: A Plan for Jobs and Growth

Highlights 3
Introduction 5
Ontario’s Economy — Restructuring in the Face of Global Challenges 6
  Adjusting to a New Economic Reality 6
  Ontario’s Economic Challenges 6
Ontario’s Economic Plan for Jobs and Growth 17
1. Competitive Business Climate 19
2. Modern Infrastructure 29
    New Revenue Tools to Support Transit Infrastructure 31
    Transportation Infrastructure 34
    Health Infrastructure 36
    Education Infrastructure 37
    Postsecondary Infrastructure 37
    Federal Support 38
3. Highly Skilled Workforce 39
    Youth Labour Market 39
    Building on Previous Achievements 40
    Ontario’s Youth Jobs Strategy 41
    Improving Labour Market Participation 46
    Postsecondary Education 49
4. Promoting Entrepreneurship and Innovation 51
    Fostering Research and Development 51
5. Going Global 55
6. Vibrant and Strong Communities 60
    Local Food 60
    Rural Ontario 60
    Northern Ontario 61
    Ring of Fire 62
    Aboriginal Loan Guarantee Program 63
    Supporting Regional Development 64
    Greater Toronto and Hamilton Area (GTHA) 65
    Sustainable Development and Healthy Communities 67

Section B: A Fair Society

Highlights 69
Introduction 71
Access to High-Quality Public Services 73
    Providing the Right Care, at the Right Time, in the Right Place 73
    High-Quality Education for All 75
    Postsecondary Education 79
    Youth Jobs Strategy 79
    Support from Early Years to Adulthood 81
    Intergenerational Fairness 82
Increasing Opportunities 83
    Reducing Poverty 83
    Transforming Social Assistance 85
    Supporting Families 93
    Supporting Opportunities for Aboriginal People 96
    Support for Vulnerable Populations 98
    Building Safer and Stronger Communities 99
    Securing Retirement Incomes 100

Section C: Fiscally Responsible and Accountable Government

Highlights 103
Ontario’s Path to Balance 105
    Engaging the Public on the Path to Balance 110
Commission on the Reform of Ontario’s Public Services 111
    Moving Forward on Recommendations 111
Making Healthy Change Happen 119
    Better Care, Better Value for Money 119
    Improving Timely Access to Home and Community Care 121
    Keeping Ontario Healthy 122
    Faster Access to Care 123
School Board Efficiencies and Modernization 124
Labour Relations and Pensions 125
Fairness in Benefit and Tax Programs 134
Sustainability of Business Tax Support 135
    Reviewing Business Support Programs 137
Working in Partnership with Municipalities 140
    Ontario Municipal Partnership Fund and Provincial Uploads 140
    Ongoing Support to Municipalities 141
    Strengthening Ontario’s Property Tax System 142
Improving Accountability 143
    Agency Accountability 143
    An Efficient and Effective Electricity Sector 143
    ServiceOntario 145
    Ontario Northland Transportation Commission 146
Delivering Better Value for Money from
Information Technology (IT) Investments 147
Managing the Size of the Ontario Public Service 148

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Section A: Overview

Highlights 151

Section B: 2012–13 Interim Fiscal Performance

In-Year Revenue Performance 157
    Revenue Changes 159
In-Year Expense Performance 161
    Expense Changes 162

Section C: Ontario’s Economic Outlook

Overview 163
Recent Economic Developments 165
    Ontario’s Economic Performance Since the Recession 166
Global Economic Developments and Outlook 170
    U.S. Economy 172
    Oil Prices 175
    The Canadian Dollar 177
    Financial Markets 178
Outlook for Ontario Economic Growth 181
Details of the Ontario Economic Outlook 190
    Private-Sector Forecasts 191
    Change in the Economic Outlook 192
    Comparison to the 2012 Budget 193

Section D: Ontario’s Revenue Outlook

Key Changes in the Medium-Term Revenue Outlook
Since the 2012 Budget 200
Risks to the Revenue Outlook 201

Section E: Ontario’s Fiscal Plan

Medium-Term Fiscal Outlook 207
Medium-Term Expense Outlook 209
    Risks to the Expense Outlook 211
    Contingent Liabilities 213
Key Changes in the Medium-Term Fiscal Outlook Since the 2012 Budget 214
Fiscal Prudence 216

Section F: Accountability, Transparency and Financial Management

Accountability 217
    Public-Sector Salary Disclosure 217
    Improving Accountability 217
Transparency 218
    Recent Developments in Public-Sector Accounting Standards 219
    Improving Reporting on Capital Assets 220
Financial Management 220

Section G: Details of Ontario’s Finances

Fiscal Tables and Charts 221
Support from Gaming 231

Chapter III: Federal-Provincial Relations

Highlights 235
Overview 237
Building the Economy Together 238
    Labour Market Training 238
    Employment Insurance 239
    Long-Term Investments in Infrastructure 240
    Dedicated Funding for Public Transit 241
    Closing Tax Loopholes and Addressing the Underground Economy242
    Supporting Ontario’s Leading Sectors 242
Collaboration to Support the People of Ontario 245
    Immigration 245
    Sustainable Investments in Social and Affordable Housing 245
    On-Reserve Education 246
    First Nation Policing 247
Establishing a Fair Fiscal Arrangement 247
Improving Retirement Incomes 252

Chapter IV: Tax, Pension and Financial Services

Highlights 255

Section A: Tax Measures

Introduction 257
Fairness and Choice for People 258
    Ontario Trillium Benefit 258
Better Targeted Business Support 261
    Employer Health Tax 261
    Apprenticeship Training Tax Credit 262
    Renewable Fuels and Elimination of Biodiesel Exemption 262
Mining Tax System Review 263
Federal Tax Measures 264
    Accelerated Capital Cost Allowance for Manufacturing and Processing Machinery and Equipment 264
    Dividend Tax Credit 264
    Other Federal Tax Measures 265
Revenue Integrity and the Underground Economy 266
    Closing Tax Loopholes 266
    Underground Economy 267
    Enhancing Audit 268
    Clearance Certificates 268
    Tobacco Tax Strategy 268
Summary of Measures 271
Other Measures and Technical Amendments 272

Section B: Pension Reform

Introduction 275
Progress to Date 275
Pension Reforms Underway 276
Further Pension Innovation 278

Section C: Auto Insurance

Introduction 279
    Need for Auto Insurance Reform 279
    Auto Insurance Reforms Reduce Costs 283
   Ontario Rates Have Risen by Less Than Inflation 284
    Ontario’s Strategy to Reduce Auto Insurance Costs and Rates 285
    Reducing Rates by 15 Per Cent on Average 285
    Modern Insurance Regulation 287

Section D: Securities

Introduction 289
Securities Regulation 289
Ontario’s Holding of General Motors Shares 291

Chapter V: Borrowing and Debt Management

Highlights 295
Long-Term Public Borrowing 296
Debt 301
Residual Stranded Debt Update 302
Total Debt Composition 304
Debt-to-GDP Ratios 305
Cost of Debt 307
Risk Exposure 308
Consolidated Financial Tables 310

List of Tables

Chapter I: A Prosperous and Fair Ontario

Table 1.1	Ontario’s Recovery Plan 109
Table 1.2	Transformative Initiatives Being Implemented by Sector 112
Table 1.3	Difference in Projected Pension Expense versus Commission on the Reform of Ontario’s Public Services Forecast 129

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Table 2.1	2013 Budget — Numbers at a Glance 153
Table 2.2	2012–13 In-Year Fiscal Performance 156
Table 2.3	Summary of Revenue Changes Since 2012 Budget 158
Table 2.4	Summary of Expense Changes Since 2012 Budget 161
Table 2.5	2013 Budget — Numbers at a Glance 163
Table 2.6	Ontario Economic Outlook 164
Table 2.7	Outlook for External Factors 179
Table 2.8	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth 180
Table 2.9	The Ontario Economy, 2011 to 2016 190
Table 2.10	Private-Sector Forecasts for Ontario Real GDP Growth 191
Table 2.11	Changes in Key Economic Forecast Assumptions 2012 Budget to 2013 Budget 193
Table 2.12	Summary of Medium-Term Outlook 195
Table 2.13	Personal Income Tax Revenue Outlook 196
Table 2.14	Sales Tax Revenue Outlook 197
Table 2.15	Corporations Tax Revenue Outlook 198
Table 2.16	Summary of Medium-Term Revenue Changes Since the 2012 Budget 200
Table 2.17	Selected Economic and Revenue Risks and Sensitivities 202
Table 2.18	Medium-Term Fiscal Plan and Outlook 208
Table 2.19	Summary of Medium-Term Expense Outlook 209
Table 2.20	Selected Expense Risks and Sensitivities 212
Table 2.21	Change in Medium-Term Fiscal Outlook Since the 2012 Budget 214
Table 2.22	Medium-Term Fiscal Plan and Outlook 221
Table 2.23	Revenue 222
Table 2.24	Total Expense 223
Table 2.25	Other Expense 224
Table 2.26	2013–14 Infrastructure Expenditures
Table 2.27	Ten-Year Review of Selected Financial and Economic Statistics 226
Table 2.28	Support for Health Care, Charities, Problem Gambling and Related Programs, Municipalities and Ontario First Nations 231

Chapter IV: Tax, Pension and Financial Services

Table 4.1	2013 Budget Tax Measures 271

Chapter V: Borrowing and Debt Management

Table 5.1	2012–13 Borrowing Program: Province and Ontario Electricity Financial Corporation 298
Table 5.2	Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation 299
Table 5.3	Net Debt and Accumulated Deficit 310
Table 5.4	Medium-Term Outlook: Net Debt and Accumulated Deficit 312
Table 5.5	Debt Maturity Schedule 313
Table 5.6	Derivative Portfolio Notional Value 314

List of Charts

Chapter I: A Prosperous and Fair Ontario

Chart 1.1	Ontario’s Productivity Growth Has Lagged the U.S. 7
Chart 1.2	Ontario Business R&D Spending Below the U.S. 8
Chart 1.3	Ontario Businesses Could Be Investing More 10
Chart 1.4	High Canadian Dollar Has Hurt Ontario’s Competitiveness 12
Chart 1.5	Cost Competitiveness Has Eroded 13
Chart 1.6	Ontario Exporters Have Lost Market Share in the U.S. — Mostly to Emerging-Market Economies 14
Chart 1.7	Ontario’s Export Exposure to Fast-Growing Economies Is Low 15
Chart 1.8	Structural Changes to Ontario’s Economy 16
Chart 1.9	An Internationally Competitive CIT Rate 21
Chart 1.10	Ontario’s Marginal Effective Tax Rate on New Business Investment Has Been Cut in Half 22
Chart 1.11	Annual Capital Cost Allowances on $1 Million Investment in Machinery and Equipment Used in Manufacturing or Processing 25
Chart 1.12	Highlights of Infrastructure Expenditures by Sector Since 2005–06 30
Chart 1.13	Highlights of Planned Infrastructure Expenditures by Sector 31
Chart 1.14	Youth (15 to 24 years) Employment Rate: 2006–12 40
Chart 1.15	Ontario’s Business-Funded, Higher-Education R&D Compared to Selected Countries 51
Chart 1.16	Spending by the Global Middle Class, 2009–30 56
Chart 1.17	Ontario’s Export Market Opportunities 57
Chart 1.18	Full-Day Kindergarten Implementation 77
Chart 1.19	Support for Avery from Early Years to Adulthood 81
Chart 1.20	The Poverty Reduction Strategy Helps Lower Child Poverty 84
Chart 1.21	Government Transfers Improve Family Income 94
Chart 1.22	Ontario’s Plan to Eliminate the Deficit 106
Chart 1.23	Ontario Is Projected to Have the Lowest Program Spending Per Capita in 2012–13 107
Chart 1.24          Ontario Wage Settlements 126
Chart 1.25	Difference in Projected Pension Expense versus Commission on the Reform of Ontario’s Public Services Forecast 130
Chart 1.26	Refundable Business Tax Credits 136
Chart 1.27	Getting the Fundamentals Right Has a Greater Impact on Jobs and Growth 139
Chart 1.28	Ongoing Support to Municipalities Will Increase to $3.7 Billion by 2016 141

Chapter II: Ontario’s Economic Outlook and Fiscal Plan

Chart 2.1	Evolution of 2012–13 Deficit Projection 155
Chart 2.2	Contributions to Real GDP Growth in 2012 165
Chart 2.3	Ontario Real GDP Since 2008–09 Recession 166
Chart 2.4	Employment Gains Concentrated in Full-Time, Private-Sector, Above-Average Wage Jobs 167
Chart 2.5	Ontario Job Recovery Ahead of U.S. and OECD Average 168
Chart 2.6	Ontario Job Recovery Ahead of Key Competitors 169
Chart 2.7	Global Economic Growth Outlook Weakened in 2012 170
Chart 2.8	European Union Economy Expected to Resume Growth in 2014 171
Chart 2.9	U.S. Household Net Worth Continues to Recover 173
Chart 2.10	Strengthening U.S. Recovery 174
Chart 2.11	Oil Prices to Remain High 176
Chart 2.12	Canadian Dollar to Remain Close to Parity 177
Chart 2.13	Interest Rates to Rise Gradually 178
Chart 2.14	Forecast for Sustained and Better Balanced Growth181
Chart 2.15	Employment Expected to Rise Over the Medium Term182
Chart 2.16         Unemployment Rate Forecast to Steadily Decline 183
Chart 2.17         Housing in Ontario to Remain Affordable 184
Chart 2.18	Canadian Household Debt Continues to Rise 185
Chart 2.19	Canadian Debt Servicing Costs Remain Affordable 186
Chart 2.20	Canadian Household Net Worth Rising 187
Chart 2.21	Sustained Growth in Business Machinery and Equipment Spending 188
Chart 2.22	Exports Expected to Increase 189
Chart 2.23	Weakening Private-Sector Outlook for Growth 192
Chart 2.24	Medium-Term Fiscal Outlook 207
Chart 2.25	Composition of Revenue, 2013–14 228
Chart 2.26	Composition of Total Expense, 2013–14 229
Chart 2.27	Composition of Program Expense, 2013–14 230

Chapter III:  Federal-Provincial Relations

Chart 3.1	In 2013–14, Ontario’s Fiscal Capacity Is Fifth But Federal Transfers Bring Ontario to Last 249
Chart 3.2	Net Contribution to Equalization by Province, 2013–14 250

Chapter IV:  Tax, Pension and Financial Services

Chart 4.1	Accident Benefits Claims Costs Increased More Quickly than Physical Damage Claims Costs from 2006 to 2010 280
Chart 4.2	Accident Benefits Claims Costs Increased from 2006 to 2010 281
Chart 4.3	Accident Benefits Claims Costs Increased in the GTA from 2006 to 2010 282
Chart 4.4	Auto Insurance Rates Have Started to Fall 283
Chart 4.5	Auto Insurance Rates Held Below Inflation Since 2003 284

Chapter V: Borrowing and Debt Management

Chart 5.1	2012–13 Borrowing 297
Chart 5.2	Residual Stranded Debt Since April 1, 1999 303
Chart 5.3	Total Debt Composition 304
Chart 5.4	Net Debt-to-GDP 305
Chart 5.5	Accumulated Deficit-to-GDP 306
Chart 5.6	Effective Interest Rate (Weighted Average) on Total Debt 307
Chart 5.7	Net Interest Rate Resetting Exposure 308
Chart 5.8	Foreign Exchange Exposure 309

Foreword

A Prosperous and Fair Ontario

Ontario is a great place to live and work. During the global recession, the people of Ontario worked together to protect our schools and hospitals and to invest in modern infrastructure. We worked together to protect and create jobs.

The Province enjoys strong economic fundamentals and our economy is recovering after the global recession. We have a highly educated, healthy and diverse workforce to support greater prosperity. Tax reform in recent years has turned Ontario into one of the most investment-friendly places to do business.

The people of Ontario expect their government to provide high quality public services. They also expect the cost of these services not to lead to unsustainable debt levels and high interest costs for future generations. That is why the government is committed to eliminating the deficit by 2017–18 and then reducing the net debt-to-GDP ratio to the pre-recession level of 27 per cent.

We are taking a balanced approach to eliminating the deficit. Across-the-board cuts would hurt Ontario’s sensitive economic recovery. Keeping growth in program spending at low levels allows us to make smart investments for Ontario’s long-term prosperity while balancing the budget.

A Plan for Jobs and Growth

The government’s role in job creation is to encourage the right environment for businesses and entrepreneurs to take risks, make investments, create jobs and drive innovation.

The single most important thing the government can do to secure Ontario’s prosperity is to eliminate the deficit. The deficit for 2012–13 is now estimated to be $9.8 billion — a $5 billion improvement compared with the 2012 Budget forecast.

The fiscal year that just ended marks the fourth year in a row that Ontario has reported a lower deficit than forecast — the only government in Canada to achieve this level of success. It also marks the second year in a row where the rate of growth in program spending is projected to be less than 1 per cent. The deficit projection for 2013–14 is $11.7 billion, an improvement of more than $1 billion from the projection in last year’s Budget.

However, since the 2012 Budget, expectations for global economic growth have weakened. European economies are in recession and the growth in emerging-market economies has slowed. Ontario still relies heavily on the U.S. economy as a major export market and the province faces significant challenges as a result of a high dollar and low productivity growth.

Acknowledging these challenges and working with business, labour and other key partners to deal with them head-on will position Ontario for stronger growth.

The government’s economic plan will help Ontario face these challenges and stimulate growth:

►	Ontario will promote its competitive business climate to attract new investment and jobs.

►
Investments in modern infrastructure will continue. The 2013 Budget provides more than $35 billion for infrastructure investments over the next three years, including a new fund to help small and rural municipalities build roads, bridges and other critical infrastructure.

►
The Province will invest in skills and education for its workforce. The 2013 Budget proposes a comprehensive Youth Jobs Strategy that invests $295 million over two years. The strategy would generate job opportunities for about 30,000 youth.

►
We will strengthen the ability of Ontario’s entrepreneurs to innovate and transform ideas into goods and services for global markets. This includes increasing access to capital, promoting arts and culture, and making it easier for manufacturers to invest in new machinery and equipment.

►	The government will work with business to expand global market access for Ontario goods and services.

►
Ontario will help its communities and regional economies benefit from opportunities. Key measures include promoting local food and reducing electricity costs for mining and forestry companies in the North. The government will also consider a range of new revenue tools to support the expansion of transportation and public transit in the Greater Toronto and Hamilton Area.

The new government is committed to helping all Ontarians succeed, no matter where they live — in the north, in rural communities or in urban centres. All of us should be able to thrive and enjoy a high standard of living in our vibrant communities.

A Fair Society

Ontario’s economic performance is stronger when everyone has the opportunity to be gainfully employed, to participate in the life of their communities and to contribute to the prosperity of our province.

The government’s plan for increasing prosperity and building a fair society involves continued investment in health care, education and the environment, and transforming social assistance. This transformation will help more people find employment and provide better financial security. The government will also help more people save for retirement. Ontario will improve opportunities for youth, people with disabilities and Aboriginal people, and it will protect the most vulnerable.

The new Ontario government is proposing to remove barriers to employment and improving financial security for people who receive social assistance:

►	Create a $200 monthly earnings exemption for people who receive funding from Ontario Works and the Ontario Disability Support Program (ODSP).

►	Increase social assistance rates by one per cent.

►	Improving the benefit rate of Ontario Works single adults without children — the group of social assistance recipients that experiences the lowest income — with a monthly top-up.

►	Increase cash and other liquid asset limits for people who receive Ontario Works.

Ontario is transforming health care services so that more people receive the care they need on a more timely basis.

►
The 2012 Budget committed to increasing investment in home care and community services by an average of four per cent per year. The 2013 Budget proposes an additional one per cent per year — for a total increase of over $700 million by 2015–16 compared to 2012–13.

In the 2011 Budget, the government introduced the Ontario Trillium Benefit (OTB), which combined payments of three different tax credits to help people pay their bills as they arrive. Some people have asked for the ability to choose between monthly payments and one annual lump sum. The 2013 Budget announces this option.

Path to Balance

Eliminating the deficit is the single most important step the Province can take to grow the economy and create jobs. The government is strongly committed to eliminating the deficit by 2017–18 — and to lowering the net debt-to-GDP ratio to the pre-recession level of 27 per cent once it balances the budget.

Ontario is beating its fiscal targets, due in part to its transformation of how it delivers public services. Over the last year, the government began moving forward with about half of the recommendations made by the Commission on the Reform of Ontario’s Public Services. This year, the government will continue to move forward with a total of 60 per cent of the recommendations.

The government is also appointing a technical panel to identify savings in business support programs and refundable tax credits as recommended by the Jobs and Prosperity Council. Businesses in Ontario enjoy a very competitive tax environment. The technical panel will report back in six months with recommendations that will include restructuring, discontinuing, maintaining or replacing some credits with grants to ensure they are producing effective results that create jobs.

Ontario is also working closely with the federal government to close tax loopholes and to combat the underground economy. These are the right things to do to ensure everyone is paying their fair share to protect public services and eliminate the deficit.

Conclusion

Ontario is a province with tremendous diversity and a strong economic foundation. In the face of global economic challenges, we continue to outperform many parts of the world.

As the Province moves forward through a sensitive economic recovery, we are taking a balanced approach to eliminate the deficit and make smart investments for long-term economic growth. Eliminating the deficit strengthens our economy and helps protect public services, like schools and hospitals, which matter to people. These investments will help Ontario seize opportunities to compete in the global economy and create jobs here at home.

The government is effectively managing the rate of growth in spending to keep Ontario on track to eliminate the deficit by 2017–18. It is also making strategic investments to strengthen the economy.

The new government is committed to helping all Ontarians succeed. Taking a balanced approach to strengthening the economy will help build a prosperous and fair Ontario for all.

/s/   Charles Sousa
The Honourable Charles Sousa
Minister of Finance

Chapter I

A Prosperous and Fair Ontario

Highlights

☑	Ontario has created almost 400,000 jobs since June 2009, recovering all of the jobs lost during the recession.

☑	The current level of employment is more than 130,000 jobs above the high point before the recession.

☑	Ontario’s planned infrastructure investments of more than $35 billion over the next three years would support over 100,000 jobs on average each year.

☑	Since 2008, the New Relationship Fund has invested more than $77 million in over 520 economic development projects involving First Nation communities, Métis communities and Aboriginal organizations.

☑	An additional $360 million over three years is being invested by the government into the Northern Industrial Electricity Rate (NIER) program, starting in 2013–14.

☑	The Province plans to proceed with a new $100 million investment to help small and rural municipalities build roads, bridges and other critical infrastructure.

☑
New investments planned for GO Transit over the next 10 years include infrastructure projects that will allow for an additional 50,000 riders per day, an increase of almost 20 per cent over current levels.

☑
The Province is proposing a comprehensive Youth Jobs Strategy of $295 million over two years to create employment and mentorship opportunities for about 30,000 youth and to promote entrepreneurship and innovation in Ontario.

☑
The Province is supporting Ontario manufacturers by extending the accelerated Capital Cost Allowance for manufacturing and processing machinery and equipment, providing $265 million in tax savings over three years.

Section A:	A Plan for Jobs and Growth

Introduction

Ontario’s economy is growing and creating jobs despite a challenging global environment. This province’s economic fundamentals are strong. Ontario has great schools and hospitals, competitive business taxes, as well as a highly skilled and diverse workforce. It remains an attractive place in which to live and work, to visit and to invest.

Since the 2012 Budget, however, expectations for global economic growth have weakened in the face of continued global uncertainty, especially in Europe.

European economies have worsened and the growth of emerging-market economies has slowed.

During the 1990s, Ontario’s competitive advantages were largely the result of a low Canadian dollar, cheap oil and access to strong markets in the United States. Today, the Canadian dollar is close to parity with the U.S. dollar. The price of oil is high and U.S. economic growth remains modest.

In the face of these challenges and rising competition from emerging economies, more work remains to ensure Ontario’s economy continues to grow and create jobs. Ontario’s business sector can do more to seize growing opportunities in export markets. It can take advantage of Ontario’s low tax rates, access to skilled labour and affordable health care system to make more productivity-enhancing investments. The government’s role is to help build a supportive environment in which firms and entrepreneurs can take risks, make investments, create jobs and drive innovation.

Ontario is facing major economic challenges. Working with key partners, the government is laying out a six-part economic plan that will help Ontario’s resilient economy seize new opportunities for growth and job creation. Key to the government’s plan is eliminating the deficit, as it is essential to building greater confidence in the investment community and capital markets.

Ontario’s Economy — Restructuring in the Face of Global Challenges

Adjusting to a New Economic Reality

Over the past decade, the Ontario economy confronted significant external challenges that raised business costs, eroded the province’s competitiveness, and lowered Ontario’s exports to the United States — its most important export market.

A near-tripling in the price of crude oil from 2002 to 2008 resulted in sharply higher energy costs for Ontario households and businesses. At the same time, the rapid appreciation of the Canadian dollar hurt Ontario’s price competitiveness in the critical U.S. market. In 2008, as Ontario was adjusting to high oil prices and the strong Canadian dollar, the global economy fell into the most severe recession since the 1930s. Global trade collapsed, falling 10 per cent in 2009. The U.S. economy experienced a deep recession and a significant loss of jobs. Ontario’s merchandise exports to the United States dropped by nearly one-third in just two years. As a result, Ontario was one of the provinces hardest hit by the global recession.

Ontario’s Economic Challenges

As Ontario adjusts and adapts to the new global economic reality, it will need to confront a number of significant economic challenges. Some of these challenges arise from factors over which Ontario business, labour and government have little control — such as the external value of the Canadian dollar or the global price of commodities. Other challenges, however, arise from factors over which we do collectively have some control, such as our productivity and cost performance. By increasing investments in machinery and equipment, skills and training, and product innovation, we can improve our productivity and labour costs, enhancing Ontario’s competitiveness. We can also make greater efforts to increase our sales in fast-growing markets.

Acknowledging these challenges and working with business, labour and other key partners to deal with them head-on will position Ontario for stronger growth in the future.

Central to these challenges is Ontario’s lagging productivity growth. Since 1985, labour productivity growth in Ontario’s business sector has lagged the pace of productivity improvement in the United States. From 1985 to 2000, productivity growth averaged 1.3 per cent annually in Ontario compared to 2.0 per cent in the United States. However, since 2001, this gap in productivity performance has widened, with Ontario posting only modest gains compared with much stronger growth in the United States. Achieving higher productivity is critical to maintaining and improving living standards in Ontario.

Research and development (R&D) performed by business helps drive overall productivity growth by creating new knowledge and new technologies. Business R&D as a percentage of gross domestic product (GDP) in Ontario has continuously lagged behind the United States over the last decade, despite generous tax incentives and funding support. The gap in business R&D activity has widened since 2005 due to a major decline in R&D performed by Ontario’s manufacturing sector.

Machinery and equipment (M&E) investment matters critically for labour productivity growth, not only because it augments the amount of capital per worker, but most importantly because it brings new technology to the workplace. Rapid introduction of new technologies spurs innovation, efficiency gains, enhanced output and increased competitiveness.

Business investment in M&E has been a source of strength for the Ontario economy since the recession. As Ontario’s businesses strive to adapt to a high Canadian dollar and intense global competition, they have been increasing investment in productivity enhancing M&E.

As a share of real GDP, real M&E investment has been trending up and, at 4.9 per cent, currently stands at a long-term high. However, the share of M&E investment in Ontario remains well below the equivalent U.S. ratio. Ontario’s underperformance in M&E investment relative to the United States has also widened. Since 2000, the gap between the United States and Ontario real M&E to GDP share has averaged 3.4 percentage points, more than double the average gap of 1.6 percentage points from 1981 to 1999.

Strong gains in corporate profits and healthy corporate balance sheets combined with low M&E prices have left Ontario’s businesses in an excellent position to boost investment higher.

Population aging and the consequent slowdown in the rate of labour force growth have led to concerns about skills and labour shortages in the future. Employers in some sectors and industries are already reporting recruitment challenges.

Government, along with industry, employers and educational institutions, needs to work together more closely to identify workforce challenges, including supply-and-demand issues.

Access to accurate, timely and comprehensive labour market information is critical to ensure workers have the best chance to be matched with available and appropriate job opportunities. Expanded coverage of labour market information is needed to inform the labour market choices of employers and employees and to ensure full labour market participation of all segments of society. Postsecondary education and training institutions also need to continuously improve their responsiveness to the evolving needs of the labour market and employers.

The Challenge of Labour Market Imbalances

“In an era of aging demographics in Canada, the availability of quality skills and labour is a critical issue to companies’ success and ability to invest in our economy.”
Jayson Myers, President & CEO, Canadian Manufacturers and Exporters, on release of CME’s Management Issues Survey of CME, BDO and Food & Consumer Products of Canada Companies, December 21, 2012.

“There have also been about 1,000 tech jobs created at medium-to-large tech firms over the last three years, a period that has seen 531 new companies established here. But those companies are now growing, fast, and a ‘conservative estimate’ is that there are roughly 1,300 unfilled tech positions locally, says Communitech’s CEO, Iain Klugman.”

Iain Marlow, Technology Reporter, “Help Wanted: Tech Workers Wooed with Catered Meals, Unlimited Vacation Time,” The Globe and Mail, September 6, 2012.

The key external challenge for Ontario has been the significant appreciation in the Canadian dollar since 2002 compared to its U.S. counterpart. The high Canadian dollar puts pressure on Ontario exporters to cut prices or lose customers.

The combination of Ontario’s lower productivity growth and the appreciation of the Canadian dollar has contributed to a decline in Ontario’s cost competitiveness. Between 1997 and 2010, the labour cost of producing a unit of output in Ontario increased 69 per cent while comparable costs in the United States increased by only 28 per cent.

As the destination for 78 per cent of Ontario’s merchandise exports, the United States remains Ontario’s most important trading partner. However, the rapid rise of countries such as China as dynamic trading nations and the significant rise in the value of the dollar have resulted in a sharp decline in Ontario’s share of the U.S. market. Over the last decade, Ontario has lost nearly half of its export market share in the United States.

The same fast-growing economies that have captured a growing share of U.S. imports are a rich and growing market. However, compared to other advanced countries, Ontario’s exposure to fast-growing economies is low when measured as a share of exports. In 2012, only five per cent of Ontario’s exports were bound for fast-growing economies.

Ontario, like other major developed economies, has experienced a significant structural shift towards a more technology-based and service-oriented economy.

Manufacturing accounted for 22 per cent of Ontario output in 2001. By 2011, this share had dropped to just 13 per cent. Over the same period, Ontario’s service sector, including many dynamic, export-oriented industries, has steadily increased its relative size in Ontario’s economy. Service sector output increased from 70 per cent of the economy in 2001 to 77 per cent by 2011.

Supporting manufacturing investments in new technology and promoting increased exports in both goods and service industries will help the Ontario economy adjust and adapt to the new global economic environment.

In conclusion, our collective challenge is to make the structural changes in Ontario that will increase our productivity and cost competitiveness. The purpose of the government’s six-point plan set out below is to work with business, labour and other key partners to position Ontario for jobs and stronger growth in the future.

Ontario’s Economic Plan for Jobs and Growth

Despite some challenges, the economic fundamentals of Ontario’s economy are solid and its industries are well positioned to take advantage of growing opportunities in the global economy and continue to support Ontario’s economic renewal.

Economic growth and job creation are driven by business and entrepreneurs taking risks and making investments. The government’s efforts are best focused on creating a favourable economic environment.

Ontario’s plan for jobs and growth builds on strong economic fundamentals supported by government policy and investments in six key areas:

1.	competitive business climate — supporting a competitive tax system and effective regulation promotes new business investment for job creation and economic growth;

2.	modern infrastructure — investing in transit, roads, schools and hospitals is a key foundation for a productive economy;

3.	highly skilled workforce — investing in skills and education, as well as youth employment, ensures the people of this province can work and prosper;

4.	promoting entrepreneurship and innovation — strengthening Ontario’s ability to transform ideas into innovative goods and services for the global economy;

5.	going global — working with business to expand market access for goods and services beyond Ontario’s borders to other provinces, the United States and emerging economies; and

6.	vibrant and strong communities — helping all communities and regional economies benefit from job creation and economic growth.

Improving the province’s productivity performance is key to addressing Ontario’s economic challenges and ensuring future prosperity. By focusing on these six areas — and working in partnership with business, labour, academia and communities — the government is doing its part to enable Ontario’s economy to be more productive and competitive.

Seizing Opportunities

Ontario’s prosperity will depend on taking advantage of opportunities for growth in the global economy.

• In developing countries, rising middle-class prosperity is generating increased demand for many Ontario goods and services, such as food products, medical devices, and financial and other services.

• A rebounding U.S. economy is directly generating a growing demand for goods such as automobiles and business equipment. Ontario exporters will also benefit by selling to U.S. corporations and their global value chains as well as to other Canadian provinces.

• Ontario’s forest products sector is turning the corner as higher demand for lumber from the recovering U.S. housing-construction market and strong global demand for pulp are increasing prices and creating opportunities for Ontario companies.

• Ontario’s large science and engineering workforce — 7.7 per cent of all Ontario workers — makes important contributions to Ontario’s economic growth by developing new technologies for the global economy.

• The continuing growth of emerging economies such as Brazil, China and India is fuelling demand for minerals produced by Ontario’s large and diversified mining sector. Significant mineral exploration and investments are laying a foundation for future prosperity in Ontario’s north.

• According to the OECD, almost 900 million people in the world lack access to improved water services and 2.6 billion people lack access to basic sanitation. Ontario has about 900 companies that provide a wide range of water and wastewater technology expertise.

• As a global financial services centre, Toronto is a magnet for global talent and investment. In 2012, the City of Toronto surpassed Chicago as the fourth most populous city in North America, behind Mexico City, New York and Los Angeles.

• Over 200 languages are spoken in the province and visible minorities account for almost a quarter of Ontario’s population. This diversity contributes to Ontario’s prosperity.

• Ontario is a top destination for foreign direct investment in North America, third only to California and New York in 2011. On a per capita basis, it ranked first of all major jurisdictions in North America.

1. Competitive Business Climate

Over the last 10 years, the government has done much to improve Ontario’s business climate. Businesses, labour and government can work together to drive change and move to a more outward-looking and innovative economy. During the new government’s Job Summit consultations across Ontario, businesses are expressing a willingness to step up and drive economic growth and invest more in productivity, innovation and training. It is therefore critical that business, labour, academia, the non-profit sector and government continue to make economic growth a provincial priority.

For its part, the government has put in place a competitive tax system for business, made regulations smarter and less burdensome, and enhanced the safety and efficiency of capital markets, while delivering lower-than-forecasted deficits. Eliminating the deficit is critical to maintaining confidence for investors and capital markets.

Reaching Out and Building Partnerships

The government is committed to Ontario’s economic renewal and is reaching out to all stakeholders across the province, including business, labour, municipalities, non-government organizations and institutions. Everyone, and every region and community, has a stake in Ontario’s economic framework for jobs and growth. The new government has held:

• 12 jobs roundtables with the private sector, labour, education and training partners; and

• pre-budget consultations with over 1,000 organizations and telephone town halls with over 600,000 households in communities across Ontario, including Sault Ste. Marie, Sudbury, Thunder Bay, Hamilton, Peterborough, Toronto, Kitchener, Waterloo, Guelph, Cambridge, Newmarket, Vaughan, Richmond Hill, Windsor and London.

The government is currently considering the recommendations of the Jobs and Prosperity Council, received in December 2012. It is taking immediate action on some recommendations, including the introduction of commercialization vouchers, working with the federal government on venture capital, and global exporter forums. A technical panel will be established to help implement the Council’s recommendation to streamline and consolidate business support programs.

Improving Business Tax Competitiveness

The government has fundamentally restructured the tax system to improve Ontario’s business tax competitiveness and enhance Ontario’s advantages in sustaining long-term economic growth and job creation. These measures include:

►	replacing the Retail Sales Tax with the Harmonized Sales Tax (HST), a more modern value-added tax;

►	eliminating the Capital Tax, which corporations paid whether or not they had a profit and was a significant disincentive to investment;

►	cutting Corporate Income Tax (CIT) rates for small and large businesses; and

►	streamlining CIT and sales tax administration, which is saving businesses over $635 million per year in reduced compliance costs.

The combined federal-Ontario general CIT rate is competitive with average CIT rates among developed countries, and is significantly lower than the average federal-state CIT rate in the United States — Ontario’s major trading partner.

As announced in the 2012 Budget, the general CIT rate will be frozen at 11.5 per cent until the budget is balanced in 2017–18.

The HST, capital tax elimination, and Ontario and federal CIT cuts have together significantly reduced Ontario’s tax rate on new business investment, as measured by the marginal effective tax rate (METR). Since 2009, Ontario’s METR has been cut in half, placing Ontario below the average METR among OECD countries and well below the average METR in the United States.

Small Businesses

To provide greater Employer Health Tax (EHT) relief to small businesses, this Budget proposes to increase the EHT exemption from $400,000 to $450,000 of payroll, beginning in 2014. The government also proposes to better target the exemption by eliminating it for private-sector employers with annual payrolls over $5 million. See Chapter IV: Tax, Pension and Financial Services for additional details.

Small businesses are already benefiting from a reduced CIT rate of 4.5 per cent.

Small businesses would also benefit from the proposed Youth Jobs Strategy — a package of initiatives that would promote employment opportunities, entrepreneurship and innovation for youth in Ontario, including hiring incentives to employers. (See the section in this chapter entitled Highly Skilled Workforce for details.)

The implementation of pooled registered pension plans in Ontario would make a cost-effective employee benefit option available to small businesses and provide a new retirement savings alternative for self-employed individuals.

Manufacturing Renewal

The Province’s dynamic and competitive manufacturing sector is playing a leading role in Ontario’s economic renewal and will remain a cornerstone of the economy, sustaining jobs across the province and exporting their products around the world. Manufacturing accounts for about 800,000 jobs in Ontario, or 12 per cent of total employment and 13 per cent of GDP. Ontario’s manufacturing sector is a key driver of innovation in the province and accounts for nearly half of all manufacturing R&D expenditures in Canada.

Overcoming challenges such as the appreciation of the Canadian dollar and increasing competition, many Ontario manufacturing companies are adapting, investing and competing globally. Government actions that have strengthened the investment climate are helping the sector transition to new areas of growth, improve productivity and innovation, and attract new companies and high-value jobs to Ontario.

Business Invests in Ontario’s Economic Renewal

The following are examples of significant investments in Ontario that are helping to renew the province’s economy and create jobs.

• NOVA Chemicals, a global leader in plastics and chemical manufacturing, is investing $250 million to convert its Corunna, Ontario ethylene cracker. This conversion will allow it to use up to 100 per cent of natural gas liquids from the Marcellus shale deposit.

• IBM is investing a total of $210 million to establish an Ontario-based Smarter Canada Global Development Centre, which will create 145 R&D jobs at its large Canadian R&D lab. This investment is being supported by a $15 million grant from Ontario and a $20 million grant from the federal government. IBM’s project will consist of five research areas of focus: health care data management; new discoveries and treatments for brain diseases and disorders; challenges facing cities including rapid urbanization and aging infrastructure; energy conservation and management; and water conservation.

• Bombardier’s Downsview facility was awarded the mandate for final assembly of the Global 7000 and 8000 aircraft that are expected to enter into service in 2016 and 2017, respectively. New investment into aerostructures assembly and flight testing buildings will occur soon, with capital spending estimated at $170 million.

• Toyota is investing $100 million in its Cambridge plant to help expand manufacturing capacity for the Lexus RX350 and RX450h hybrid electric vehicle. This investment is expected to create 400 new jobs. The Ontario and federal governments are each investing up to $16.9 million to support this project.

• Sumitomo Precision Products is investing $10 million in a new production facility for aerospace landing gear in Mississauga, creating 50 jobs. This facility will become the Japanese company’s global headquarters for its aerospace division. Ontario is providing a $3.25 million loan in support of the project.

To increase the incentive for manufacturers in Ontario to invest, the Province will parallel the 2013 federal budget proposal to extend to the end of 2015 the accelerated Capital Cost Allowance (CCA) for manufacturing and processing machinery and equipment. This measure will reduce Ontario tax on manufacturing businesses by $265 million over the period from 2013–14 to 2015–16. The accelerated CCA shortens to three years the period over which the cost of new machinery and equipment can be deducted for tax purposes.

The federal government should continue to support efforts to increase investment, innovation and productivity in Ontario manufacturing. Where appropriate, a common approach or strategy that better coordinates federal and Ontario government efforts on behalf of the province’s manufacturing sector, such as focusing on improving the sector’s productivity, can help streamline and improve the effectiveness of overall government support. This was also a recommendation of the Jobs and Prosperity Council.

Cutting Red Tape: Ontario’s Investment-Ready Program

Ontario will launch a certification program that pre-qualifies potential investment sites as development ready to make them more attractive to foreign direct investment and domestic expansion projects. A pre-qualified site will meet province-wide requirements regarding utilities servicing, transportation and access, and related due diligence. This information will be readily available for investment decision makers.

Ontario will become the first in Canada to have a province-wide site certification program.

The program will not only position communities to attract jobs and investment, it will also help to streamline the regulatory and administrative requirements placed on businesses.

Streamlining and Modernizing Financial Services Regulation

The financial services sector is a major engine of growth for the Ontario economy, with strong job growth of 3.2 per cent in 2012. This job growth has been almost twice as fast as the economy as a whole over the past 10 years. The financial services sector also stimulates economic growth by supporting many ancillary business services jobs, financial transactions, savings and investment, and access to capital for businesses. The financial services sector supports other key sectors in the economy, such as agriculture, mining and manufacturing.

To enhance Ontario’s investment climate, the government is continuing to update and adapt Ontario’s financial regulation to maintain a sound and stable regulatory framework for investors and consumers, as well as the securities and insurance industries.

Securities Regulation

Over half of the Canadian securities industry GDP and employment and 80 per cent of market activity take place in Ontario. In addition, Ontario has built a world-class regulator that plays a leadership role within Canada, as well as internationally.

The industry and its regulation are important to Ontario’s economy, and Ontario has worked diligently in recent years to make capital markets in Canada safer, more efficient and more competitive. Ontario remains prepared to work with the federal government and other interested provinces to establish a common cooperative securities regulator.

Any new model must support vibrant capital markets that underpin strong economic growth and access to capital as well as protect investors. An updated and streamlined securities regulatory framework in Canada would include:

►	an expert and independent board to govern the new regulator and be accountable to a council of participating ministers;

►	a corporate and executive head office in Toronto, while recognizing and building on the expertise of securities regulators across Canada, such as oil and gas expertise in Calgary;

►	an effective voting structure in relation to any fundamental changes to the regulator that recognizes the significant role of jurisdictions with major capital markets; and

►	reduced costs for issuers and investors, while providing a more modern and responsive regulatory environment.

This framework would offer real benefits to businesses raising capital and to investors, and it would enhance Canada’s international reputation for excellence in financial regulation. In the meantime, the government will explore options to work with the federal government to ensure the effective and efficient regulation of systemic risks in Canada’s capital markets including risks that arise from derivatives markets.

Significant steps are also being taken to ensure that the Ontario Securities Commission (OSC) remains a highly regarded, modern and effective 21st-century securities regulator. Ontario is moving forward to ensure that its capital markets remain safe and competitive, its status as a world leader in financial services is enhanced, and that it continues to be viewed as an attractive market for global investment. See Chapter IV: Tax, Pension and Financial Services for additional details.

For instance, there is a pressing need to ensure that Canada meets its G20 reform commitments, including the regulation of over-the-counter (OTC) derivatives. As home to over 90 per cent of Canada’s trading in key OTC derivatives, Ontario has a strong interest in making sure this initiative stays on track. The government will consider how best to ensure timely action so that derivatives markets in Ontario are regulated appropriately and remain internationally competitive.

Access to capital for all businesses is a priority for the government and it looks forward to the OSC’s recommendations on debt and equity crowdfunding and other potential ways to enhance access to capital markets for businesses of all sizes and stages of development, while maintaining appropriate investor protections. In addition, the OSC has established a Small and Medium Enterprises Committee to advise OSC staff on policy- and rule-making initiatives relevant to small companies in Ontario’s capital markets, and on the emerging issues and unique challenges faced by those companies.

2. Modern Infrastructure

In an increasingly competitive global economy, well-maintained and modern infrastructure helps to attract investment and lower business and manufacturing costs. Ontario remains dedicated to making strategic infrastructure investments where they are needed most. The Conference Board of Canada recently found that each $100 million of public infrastructure investment in Ontario boosts GDP by $114 million, particularly in the construction and manufacturing sectors. It also found that the Province’s recent and planned investments add over $1,000 to the average annual income of Ontarians by 2014 and lower the unemployment rate by almost one percentage point relative to where it would otherwise have been.

The Economic Impact of Public Infrastructure in Ontario Conference Board of Canada, April 2013

The Conference Board of Canada recently published a report that assessed the economic impact of public infrastructure investment in Ontario.1 Citing Ontario’s recent and planned real infrastructure investments from 2006 to 2014, the report states:

• In addition to the short-term economic activity generated by the construction phase, investments in public infrastructure provide a significant and permanent boost to overall potential output (i.e., GDP).

• Public infrastructure supports an annual average of approximately 167,000 direct, indirect and induced jobs, including nearly 195,000 in 2013. (Induced jobs are generated by the spending from those directly and indirectly employed.)

• This average mainly includes approximately 23,000 jobs in manufacturing, 49,000 in construction and 88,000 in business services (e.g., transportation, wholesale and retail trade, and financial services).

• Public infrastructure supports private-sector production by helping provide an educated and healthy population as well as assets (e.g., transportation networks) relied on by businesses. It also helps boost private-sector productivity and leads to business investments in new technologies and capital.

• Total productivity growth is a significant long-term driver of competitiveness and real per capita income. The cumulative increase in the stock of Ontario’s public infrastructure helped boost the province’s productive capacity in the range of 1.1 per cent to 2.6 per cent in 2012.

1 Pedro Antunes and Jacqueline Palladini, “The Economic Impact of Ontario’s Infrastructure Investment Program,” The Conference Board of Canada, April 2013.

The Province recognizes the importance of infrastructure and has invested approximately $85 billion in public infrastructure since 2003.

The Province, with its partners, plans to continue to revitalize infrastructure in Ontario. The government plans to invest more than $35 billion over the next three years, including almost $13.5 billion in 2013–14. Infrastructure investments would remain focused on the most critical areas such as transportation, health care and education, consistent with the government’s long-term infrastructure plan, Building Together. These planned investments support over 100,000 jobs on average each year across the province and align with the government’s commitment to eliminate the deficit by 2017–18.

New Revenue Tools to Support Transit Infrastructure

The government will be guided by a number of principles when it comes to new transportation and public transit investments, and the revenue that will be raised to pay for them.

►	Transportation needs vary across the province, and new investments should reflect the needs of different communities and regions.

►
New revenue generated from transportation-related activities should be dedicated to transportation projects in a clear and transparent manner so that the investment is directly tied to measurable results.

►	Any new revenue tool should not unfairly impact one type of commute or community over another.

►	New revenue tools should enable choice among the different transportation options available, while encouraging the use of public transit.

►
New transportation investments must be tied to smart city- and region-building and efficient land use planning, and endeavour to accommodate each region’s changing population in the most efficient way possible.

These principles will help guide the Province’s deliberations after it receives Metrolinx’s June report on revenue tools for public transit investment in the Greater Toronto and Hamilton Area (GTHA).

Transportation Challenges in the GTHA

“Transportation bottlenecks in the Greater Toronto and Hamilton Area (GTHA) and throughout Ontario are hurting quality of life and productivity. The Big Move, Metrolinx’s plan to rebuild transportation in the GTHA, provides an opportunity to engage all stakeholders on how we pay for infrastructure, not just in the GTHA but across the province.”

Ontario Chamber of Commerce, Pre-Budget Submission, March 25, 2013.

“Congestion in the Toronto Region is not just a fact of life, it is changing how we live our lives. We all know it’s not a change for the better. We can no longer defer the tough decisions on how to address our region’s lack of mobility. In today’s ultra-competitive global economy, our competitors are investing in infrastructure that is helping them attract investment, jobs, and skilled workers. We, too, must act or fall behind.”

Carol Wilding, President & CEO, Toronto Region Board of Trade, Toronto Board of Trade (news release), March 18, 2013.

Recognizing the growing challenge of congestion in the GTHA, the Province created Metrolinx in 2006 to lead the coordination and delivery of a transportation plan, The Big Move, for this critical region. Metrolinx has estimated the capital costs of projects under The Big Move to be $50 billion. There will also be associated financing costs and, as these projects come into service, they will require ongoing funding to maintain and operate over their lifetime.

Ontario is not the first jurisdiction to consider a range of revenue sources for funding transit infrastructure. For example, Los Angeles County Metro raises significant funds by issuing debt backed by dedicated revenue streams, which it uses to build carpool lanes and new rail transit lines. The Agence Métropolitaine de Transport in Montreal uses dedicated revenue tools to build and operate commuter rail and bus rapid transit reserved lanes.

The Province is committing to convert select high-occupancy vehicle (HOV) lanes in the GTHA into high-occupancy toll (HOV/HOT) lanes, in which carpooling drivers would continue to drive for free, but other drivers would be able to choose to drive in these lanes for a toll. Toll-free options would exist on all highways that have HOV/HOT lanes. This model has been successfully implemented in several places, including in Florida, Texas and California. The Province will consult with its partners and bring forward a plan by year-end.

The Province will continue to invest in priority public transit capital investments outside the GTHA, such as the Waterloo Region rapid transit and Ottawa light rail transit projects. It will continue to invest two cents per litre of provincial gas tax revenues in public transit systems across the province, an investment that has yielded $2.2 billion for public transit systems in Ontario since 2004.

But the Province recognizes the transportation needs of those communities and regions that lack public transit systems, and the need for better infrastructure in heavily travelled areas of the province. Therefore, this Budget includes $100 million for small and rural municipalities for a new, dedicated fund for municipal roads, bridges and other critical infrastructure. The Ministry of Rural Affairs and the Ministries of Transportation and Infrastructure will consult in the summer of 2013 on the design of the program and make funds available by October 1, 2013. This fund would be in addition to the Municipal Infrastructure Investment Initiative, for which proposals were received by the Province in April 2013. At the same time, the government will also consult on the components of a permanent program for roads, bridges and other critical infrastructure investments in small and rural municipalities for the 2014 Budget.

Transportation Infrastructure

Public Transit

Investments in public transit help manage congestion, support economic growth and contribute to improved quality of life. The Province supports 96 municipal transit systems serving 127 communities through the gas tax transfer. In addition, the Province is supporting key municipal transit projects, including:

►	up to $416 million towards the renewal of Toronto’s streetcar fleet;

►	up to $600 million towards Ottawa’s light rail transit project;

►	up to $300 million towards Waterloo Region’s rapid transit project; and

►	$870 million towards the extension of the Yonge-University-Spadina subway line to York University and into Vaughan.

Ontario’s planned investments in public transit support over 30,000 jobs on average in each of the next three years.

Through Metrolinx, the Province is leading the development of an integrated transportation system and investing in regional transit projects to deliver:

►	modern transit with the Toronto light rail lines, including the Eglinton-Scarborough Crosstown light rail project, where early construction is underway;

►	34 kilometres of planned dedicated lanes in York Region that allow rapid transit buses to move out of congested traffic and provide more reliable service; and

►	quick and dependable rail service between Toronto Pearson International Airport and Union Station — two of the busiest transportation hubs in the country.

The Province plans to increase investments in GO Transit over the next 10 years to address underserviced areas, meet projected demand for peak-hour service, and help lay the foundation for future two-way all-day service on the GO network and for other major initiatives included in The Big Move. This new funding would:

►	increase capacity to move 50,000 additional riders per day, a rise of almost 20 per cent over current levels;

►	add 16,000 new parking spaces, an increase of 25 per cent over current levels; and

►	invest in new stations, fleet, maintenance facilities and corridor improvements.

Highways

Ensuring the flow of people and goods is vital to a strong economy and the growth of Ontario’s communities — urban and rural, large and small, northern and southern. The Province is making substantial investments to rehabilitate and improve the provincial highway network, including projects to address bottlenecks and support economic growth. Examples include:

►	widening key sections of Highway 401 in the GTHA, Highway 417 in Ottawa, and Highway 11/17 between Thunder Bay and Nipigon; and

►	building the Rt. Hon. Herb Gray Parkway in Windsor and extending Highway 407 east through Durham Region to connect with Highway 35/115 in Clarington.

The Province plans to move forward with a number of new highway projects, including:

►	improvements to Highway 17 in Renfrew County, to Highway 401 in Waterloo Region and Northumberland County, and to Highway 66 in northeastern Ontario;

►	proceeding with the planned extension of Highway 427 to Major Mackenzie Drive in York Region; and

►	new HOV lanes on sections of Highways 401, 404, 410 and 427 in the GTHA.

In addition, new funding would be allocated to ensure rehabilitation of bridges on the provincial highway network continues to be a priority.

Planned investments in Ontario’s highways support over 25,000 jobs on average in each of the next three years.

Health Infrastructure

Investments in health care infrastructure help to deliver good care when and where people need it, and protect the health care system for future generations. The Province plans to invest over $3.5 billion in capital grants to hospitals over three years. These funds would support 19 major hospital projects that are under construction and more than 30 that are in various stages of planning, including:

►	Atikokan General Hospital — construction and renovations to upgrade inpatient facilities;

►
New Oakville Hospital of Halton Healthcare Services — construction of a new state-of-the-art facility to accommodate a full range of hospital services including acute care, complex continuing care and rehabilitation;

►
Providence Care Centre in Kingston — construction of a new replacement hospital that will consolidate services including rehabilitation, complex continuing and palliative care, and long-term mental health currently provided at two hospital sites in the area;

►
St. Joseph’s Healthcare in Hamilton — West 5th Site (Centre for Mountain Health Services) — construction of a new facility that will provide larger, state-of-the-art facilities to integrate medicine and psychiatry; and

►
Mackenzie Vaughan Hospital — construction of a new hospital that will feature new emergency and surgical services, new operating rooms, acute inpatient and intensive care beds, diagnostic imaging and specialized ambulatory clinics, among other services.

The Province’s planned investments in hospitals support over 25,000 jobs on average in each of the next three years.

In addition, the Province plans to invest in health care infrastructure that responds to the demographic needs of Ontario. This means investments to support providing the right care, at the right time, in the right place. The Ministry of Health and Long-Term Care is developing a long-term solution to address the capital investment needs of the community sector. See Section B: A Fair Society and Section C: Fiscally Responsible and Accountable Government of this chapter for additional information on health care investments.

Education Infrastructure

Over the next three years, the Province plans to provide about $3.6 billion in capital grants to school boards to build better places to learn. This includes recently announced funding to build and renovate almost 90 schools across the province as well as funding to support the creation of extra classrooms to accommodate the full-day kindergarten program, which will be fully implemented by September 2014. Planned investments in Ontario’s elementary and secondary schools support more than 10,000 jobs on average each year over the next three years.

Postsecondary Infrastructure

Supporting the development of a skilled and knowledgeable workforce is needed to compete in the global economy. Over the next three years, the Province plans to provide more than $800 million for infrastructure in colleges and universities, supporting approximately 5,000 jobs on average each year. This includes the commitment to fund the construction of 20 projects including major new facilities at colleges and universities. This would ensure Ontario’s postsecondary system is able to respond to projected enrolment growth, with an emphasis on better asset management. Examples include:

►	Laurentian University — School of Architecture, Sudbury;

►	Sir Sandford Fleming College — Kawartha Trades and Technology Centre, Peterborough; and

►	Wilfrid Laurier University — Global Innovation Exchange, Waterloo.

The Province is also planning to make investments in research capacity at postsecondary institutions through the Research Infrastructure program of the Ontario Research Fund.

Federal Support

As part of its 2013 budget, the federal government announced a new 10-year Building Canada plan for infrastructure.

Ontario expects that its share of future funding under this plan will reflect the importance of the province’s infrastructure for Canada’s economic growth and prosperity, and that the plan will be flexible enough to support Ontario’s priorities. Ontario continues to encourage the federal government to deliver dedicated funding for public transit.

See Chapter III: Federal-Provincial Relations for further details.

3. Highly Skilled Workforce

The availability of a highly skilled and adaptable workforce is critical to Ontario’s success in meeting the challenges of rising global competition and technological changes. Population aging and slowing labour force growth also underscore the importance of equipping the workforce with the skills required in today’s knowledge-based economy, as well as having policies that facilitate labour market participation by all segments of society.

A key government objective is to ensure that more people get jobs while employers find the skilled workers they need to improve their competitive position. Ontario’s education and training institutions also have to be well positioned to meet the changing demands of the global economy and technological innovation.

Youth Labour Market

Despite job gains in Ontario since the end of the recession, Ontario’s youth face persistently high unemployment. The employment rate of youth (the proportion of the population aged 15 to 24 with jobs) has also remained well below its pre-recession levels, largely because youth shouldered the brunt of job losses during the downturn. In 2012, the youth employment rate stood at 50 per cent, compared to 57 per cent in 2007.

While government investments have minimized the severity of the economic downturn and helped to ensure that Ontario’s youth fared much better than their counterparts in most OECD countries, youth unemployment is still unacceptably high.

Studies show that periods of youth unemployment can have long-term social and economic consequences. These experiences can lead to youth facing persistently lower wages and a higher likelihood of becoming unemployed later in life. Therefore, it is critical that governments and employers work together to pave the way for a brighter future for Ontario youth.

Building on Previous Achievements

Ontario has made significant investments to build the knowledge and skills of its population, ranging from full-day kindergarten to postsecondary education. Ontario’s education and training institutions have helped equip young people for jobs in a knowledge-based economy. Youth aged 15 to 29 account for 35 per cent of participants in Employment Ontario, the province’s $1 billion system of employment and skills training programs and services.

In addition, Ontario has supported a number of youth initiatives, including the Youth Action Plan, announced in August 2012, which will benefit 13,000 young people each year through a variety of programs, including increasing the number of Youth Outreach Workers and supporting community programs through a new annual Youth Opportunities Fund. This plan helps create over 5,000 part-time and summer jobs for youth.

Building on Ontario’s Youth Action Plan, the government has created the first-ever Premier’s Council on Youth Opportunities. It will engage with youth, young professionals and community partners to ensure that young people across the province get the right training and job opportunities, and have the tools they need to succeed.

Ontario’s Youth Jobs Strategy

Recognizing the need to provide even more opportunities for Ontario’s youth, the government is proposing a comprehensive Youth Jobs Strategy, providing an investment of $295 million over two years. The strategy would support the following initiatives that would promote employment opportunities, entrepreneurship and innovation for youth in Ontario:

►	Ontario Youth Employment Fund to expand employment opportunities for youth across Ontario;

►	Ontario Youth Entrepreneurship Fund to support the next generation of entrepreneurs through mentorship, startup capital and outreach;

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Ontario Youth Innovation Fund to support skills needed to lead and manage industrial research, development and commercialization, as well as support young entrepreneurs at universities and colleges; and

►	Business-Labour Connectivity and Training Fund to promote partnerships among business, labour, educators and youth to identify and solve skills development issues.

The government will consult with youth on designing the strategy, including consulting with the Premier’s Council on Youth Opportunities.

Ontario Youth Employment Fund

The government is proposing a Youth Employment Fund of $195 million over two years to create employment opportunities for 25,000 youth in Ontario. The Province would provide hiring incentives to employers to offer young people in all regions of the province an entry point to long-term employment. Youth who participate in the program would learn life and work skills while earning income. It would also help employers better tap the youth talent available in the province.

The Fund would use Employment Ontario’s network of employment and training services and the support of the employer community across Ontario to find appropriate job placements that meet the diverse needs of Ontario’s youth.

Employment opportunities would be available across Ontario, with an added focus on areas with high youth unemployment, including at-risk youth (e.g., youth leaving care, youth receiving social assistance), Aboriginal youth, recent immigrants and visible minority youth, and youth in rural and northern communities. This investment would improve youth outcomes today by providing employment opportunities, while supporting Ontario’s future economic growth as youth are equipped with the skills to succeed going forward.

Youth Employment Fund — Examples of How It Would Help

• Munish is 26 years old and has a university degree from India. He recently moved to Toronto and was struggling to find work because he lacked Canadian work experience. After getting help from an Employment Supports (ES) service provider, he is able to find an administrative position. His new employer is also able to train him because of the wage subsidy available through the Youth Employment Fund.

• Jennifer lives in Sioux Lookout and has a high school diploma. She dreams of becoming a chef. A local family-run restaurant is willing to take her on as an apprentice but she cannot afford the knives and uniform she will need to do this job. Through the Youth Employment Fund, the ES service provider is able to provide a nominal advance to enable the purchase of these items so that she can start this job.

• Luc lives in Cornwall and has only managed to find a few short-term jobs in warehousing. Several of his employers told him that they might have full-time positions available if he were to get training as a forklift operator. With help from the ES provider and financial support from the Youth Employment Fund, Luc is able to get the proper training so that he can move into full-time employment.

• Solange lives in Windsor and is hoping to find a job where she can help other youth. Her ES service provider found a position that a local not-for-profit agency has had difficulty filling and may be a good fit for her career goals. As Solange does not meet all of the requirements of the job, the Youth Employment Fund is able to provide her with financial support to take a training course in presentation software and also gives her new employer access to a wage subsidy.

Ontario Youth Entrepreneurship Fund

Creating new businesses is an important part of Ontario’s economic future. To help ensure that Ontario’s next generation of entrepreneurs is strong, confident and ready to compete at home and abroad, the government is proposing an Ontario Youth Entrepreneurship Fund of $45 million over two years, generating nearly 6,000 mentorship and job opportunities.

The fund would focus on three priority areas:

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Mentorship: ensuring young entrepreneurs are connected to experienced entrepreneur mentors who provide coaching, business strategy and “go to” market advice that substantially increase the long-term success of a startup company.

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Seed-stage capital: financing a company is often the biggest barrier to getting started. The fund would offer small loans, seed capital and other grants to lower this barrier. The seed-stage capital would be provided to Accelerator Hubs that would partner with investors to support young entrepreneurs with their startup companies.

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High school entrepreneurship outreach: funding over two years to entrepreneurship-focused organizations that would support outreach and provide tools to students through classroom presentations, conferences and experiential learning. Successful business owners would also serve as mentors to help strengthen the next generation of business leaders.

These targeted investments would support young entrepreneurs across the province, as they work to build their careers, turning them from job seekers into job creators. The Province would use the Ontario Network of Excellence and Small Business Enterprise Centres to ensure that this fund is implemented as quickly as possible.

To bolster the environment for Ontario’s young entrepreneurs, the government will allow graduates choosing to start a business in Ontario to defer paying off Ontario Student Assistance Program (OSAP) loans and payment of interest until one full year after completing postsecondary education, rather than the standard six-month grace period.

Ontario Youth Innovation Fund

Ontario’s academic institutions provide students with 21st-century skills to succeed in the modern economy. These talented students, however, need more opportunities to enter the knowledge-based workforce and make positive contributions to the province’s innovation economy.

Ontario would invest $10 million over two years to provide exceptional post-doctoral fellows with skills and experience to lead and manage industrial research, development and commercialization efforts, resulting in rapid commercialization of research and a boost to economic activity. This investment would flow through Ontario Centres of Excellence, which offer established infrastructure, and should leverage $40 million from industry. This new investment would build on the success of Mitacs, which has created 1,650 internships for graduate students and 111 post-doctoral fellowships in Ontario, since 2008.

The government would also provide $20 million over two years for the On Campus Accelerator Centres that would facilitate development of entrepreneurial activity in Ontario’s universities and colleges. This investment would build on existing centres like Ryerson’s Digital Media Zone, University of Toronto’s Impact Centre, Nipissing University’s Student Development Fund, Experience Entrepreneurship at Conestoga College and the VeloCity Program at the University of Waterloo, where successful, new innovative companies are being developed and getting products to the market.

Supporting Youth Social Innovation

In addition to providing supports for youth employment and entrepreneurship, the government has provided a one-time investment to develop and deliver a province-wide Social Impact Academy for youth, leveraging Ontario’s world-leading social innovation infrastructure. This program will help selected cohorts of youth build critical leadership and social innovation skills to achieve improved social outcomes for Ontario. The program will capitalize on young people’s creativity, their desire to make an impact on society and their technological abilities to begin to address social challenges that impact youth.

Business-Labour Connectivity and Training Fund

In recognition of the need for better coordination among business, labour, educators and youth to identify and solve talent development issues, the government is proposing $25 million over two years to support creative new pilot initiatives. This funding would support youth-focused training programs that strengthen innovation and collaboration skills, as well as initiatives from business groups.

Improving Labour Market Participation

Ontario faces a long-term demographic challenge from slowing working-age population growth. This will result in a slower pace of labour force growth, lessening the province’s economic prospects. As a result, it is important that Ontario continue to improve labour force participation of all segments of society, to increase the supply of available workers and enhance the Province’s long-term economic potential.

A number of vulnerable groups, including recent immigrants, Aboriginals and people with disabilities, have relatively low labour force participation rates. These groups account for nearly 38 per cent of Ontario’s adult population, which is a significant pool of underutilized talent.

The government is taking measures that strengthen the job market participation of social assistance recipients (see Section B: A Fair Society in this chapter for details). Ontario continues to take steps to remove barriers for people with disabilities and facilitate the integration of immigrants into the workplace.

Removing Barriers to Participation for People with Disabilities

About two million people in this province have a physical, mental, sensory or learning disability, and that number will grow as Ontario’s population ages.

It is a social and economic imperative to tear down the physical, technological, information, bureaucratic and attitudinal barriers that prevent people with disabilities from living life to the fullest potential.

Working with Ontario’s businesses, organizations and communities, the government is taking additional steps to facilitate the workplace participation of people with disabilities. To combat current high unemployment and poverty rates, which result in high costs to individuals, businesses and the economy, the government is:

►	announcing a new Partnership Council on Employment Opportunities for People with Disabilities, composed of government and corporate leaders, to champion the hiring of people with disabilities;

►	moving the Accessibility Directorate of Ontario from the Ministry of Community and Social Services to the Ministry of Economic Development, Trade and Employment; and

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providing $3.2 million in 2013–14 to support accessible public library services through the CNIB (Canadian National Institute for the Blind). Access to reading material in alternative formats increases literacy, encourages lifelong learning, and improves opportunities for employment and community engagement for people who are print-disabled.

Immigration

Ontario recognizes the importance of successfully integrating immigrants into its workforce. The Province offers a variety of programs, including Bridge Training Programs, which help immigrants settle and prepare to enter the labour market. Since 2003, Ontario has invested in more than 300 Bridge Training Programs that have helped nearly 50,000 highly skilled newcomers get the training and experience they need to get licensed and find work in their fields. With Bridge Training Programs demonstrating strong outcomes and continued success, demand for them has continued to increase. In response, the government will provide an additional $15 million over three years, beginning in 2013–14.

Ontario also launched its immigration strategy in November 2012 to ensure the success of the province’s newcomers, and to keep Ontario strong and prosperous. The Minister of Citizenship and Immigration will convene an Employers’ Table in the spring of 2013. Through this, the government and employer community will work together to better support employer immigration needs and explore ways to improve labour market outcomes for Ontario’s immigrants.

Integrating Employment and Training Services

The government is making progress on its plan to integrate employment and training services across government with Employment Ontario, to deliver results where need is greatest. This will give individuals and employers easier and better access to the services that meet their needs — whether it is training to improve skills, opportunities to gain work experience, or strategies and tools to recruit local talent.

The Ontario government has successfully integrated employment services transferred from the federal government with its employment and skills training programs and services as part of Employment Ontario’s transformation. The new system will build on the solid foundation of Employment Ontario and will consist of flexible and effective programs with the following key components:

►	an improved and more consistent approach to assessing the needs of clients, to better match clients to services based on individuals’ needs and readiness to work;

►	a renewed focus on engaging employers to ensure their workforce development needs are met; and

►	enhanced referral pathways within Employment Ontario and across government programs to better connect clients to a range of services and supports and improve outcomes.

Key Achievements

• Employment Ontario serves approximately one million people each year, including over 90,000 employers.

• Second Career has helped over 65,000 laid-off workers retrain since June 2008.

• Over 100,000 students accessed jobs and services in the summer of 2012.

• With more than 150 trades and occupations, Ontario supports the largest apprenticeship system in Canada. Over 120,000 apprentices are learning a trade today — more than double the number in 2002–03.

Apprenticeship

An adequate supply of skilled tradespeople is critical to Ontario’s continued economic growth and prosperity. Over the past nine years, the government has significantly expanded the apprenticeship system, more than doubling the number of apprentices in the province to over 120,000. New annual apprenticeship registrations have grown from 17,000 in 2002–03 to over 30,000 in 2011–12.

The government also understands the importance of supporting apprentices to obtain certification. Ontario provides supports directed at employers, apprentices and training institutions to promote access to and completion of apprenticeships.

The Ontario College of Trades, an industry-driven governing body, which is now operational, will help modernize the province’s apprenticeship and skilled trades system. In addition, the government will review Infrastructure Ontario’s procurement policies to ensure that they are consistent with the broader objectives of supporting apprentices and strengthening the apprenticeship system.

Postsecondary Education

Ontario has made significant investments to support Ontario’s workforce through education and skills training.

Key Achievements

• Since 2002–03, there are over 160,000 additional students enrolled at Ontario colleges or universities, an increase of 41 per cent.

• Since 2002–03, Ontario has created almost 16,000 new graduate spaces — an increase of 58 per cent.

• The number of Ontario college and university students qualifying for student financial assistance has increased by 150 per cent since 2002–03.

• The 30% Off Ontario Tuition grant helps to lower the cost of a postsecondary education. Approximately 230,000 college and university students received the 30% Off Ontario Tuition grant in 2012–13.

Affordable Postsecondary Education

Ensuring the affordability of postsecondary education is a priority of the government. Through a variety of loans, grants, bursaries and a new postsecondary tuition framework, the government ensures that every qualified student will be able to pursue a postsecondary education. Through programs such as the Ontario Access Grant and the 30% Off Ontario Tuition grant, launched in 2012, the government is helping eligible students pay for their tuition. The government will continue to provide the 30% Off Ontario Tuition grant to eligible students, making postsecondary education more accessible.

Tuition-Fee Framework

On March 28, 2013, the Ontario government announced a new tuition-fee framework reducing allowable annual tuition-fee increases over the next four years. Under the new framework, annual tuition-fee increases will be capped at an average of three per cent, only one percentage point above the average inflation rate in Ontario over the past 10 years.

This means tuition increases for most full-time arts and science undergraduate students and most college students will be limited to three per cent. This approach complements existing supports for postsecondary students, including the Student Access Guarantee and the 30% Off Ontario Tuition grant.

In addition, the government will introduce a fairer approach to defer fees, ensuring students are not asked to pay for their tuition before their OSAP funding arrives. Changes to the definition of a full university course load for determining tuition fees will also be announced over the summer, following further consultations with institutions and students.

This new tuition framework will improve accessibility, reduce growth in costs to students and give institutions revenue predictability for the next four years.

Strengthening Postsecondary Education Accountability

In order to better inform students about their future career options and ensure greater accountability, the government is proposing to require postsecondary education institutions to better track outcomes for students over time and report on career success rates among graduates. This would build on existing reporting through institutions’ Multi-year Accountability Agreements.

4. Promoting Entrepreneurship and Innovation

Fostering Research and Development

Ontario’s continued prosperity depends on its ability to transform ideas into innovative goods and services for global markets.

One of Ontario’s innovation strengths is its significant proportion of higher-education research and development (R&D) funded by business — a key measure of industry-academic cooperation and technology transfer. Based on the latest available data, Ontario’s proportion of business-funded, higher-education R&D exceeded that of most other advanced economies, including the United States and the United Kingdom.

Breakthroughs by Ontario’s scientists and researchers, however, are not always turned into new products and services. The Jobs and Prosperity Council identified weak commercialization outcomes as a challenge to Ontario’s innovation economy. Acting on a Council recommendation, the government is implementing a Commercialization and Innovation Voucher pilot program. The voucher will help entrepreneurs and small businesses to access innovation, productivity and commercialization services offered by Ontario’s research institutions.

Sometimes entrepreneurs have difficulty accessing capital that would help them grow their business. The Province is working with the federal government to put in place a new venture capital fund of up to $300 million in partnership with the private sector. This new Ontario-based fund would help strengthen Ontario’s venture capital industry, and help fund potential high-growth firms in the province.

With discoveries ranging from insulin to stem cells, Ontario scientists have a long history of medical breakthroughs. Ontario continues its support for medical discovery by committing $100 million to the Ontario Brain Institute over five years. The Institute will use the funds to expand its patient-focused neuroscience research to include Alzheimer’s disease and depression, and continue its work on cerebral palsy, autism and epilepsy.

As noted in the discussion of Ontario’s Youth Jobs Strategy, the Province is establishing a Youth Entrepreneurship Fund and a Youth Innovation Fund to help create Ontario’s future business leaders.

Entertainment and Creative Sector

The entertainment and creative sector is an important component of Ontario’s economy. Knowledge-intensive and creative industries support a higher quality of life and good jobs, making Ontario an attractive place to live, work and visit.

Ontario Music Fund

The government will provide $45 million in grants over three years, starting in 2013–14, for a new Ontario Music Fund. The province-wide fund will support new digital and record production and distribution of Canadian music, increase partnership opportunities, and promote Ontario’s music industry both at home and abroad. Grants from the fund will help the industry to innovate, invest and take advantage of opportunities in the global music marketplace, bringing more recording activity to the province. The fund will also support Ontario’s live music strategy, positioning the province as a leading place to record and perform music.

Massey Hall

Toronto’s Massey Hall continues to play an important role in attracting leading performers from around the world. The government will provide $8 million in 2013–14 to support Massey Hall’s revitalization. The renewal of this iconic landmark will allow Massey Hall to continue to contribute to the growth of Ontario’s performing arts scene as a fully functional modern venue.

Canadian Film Centre

Celebrating 25 years, the Canadian Film Centre is a leader in developing Canada’s creative and entrepreneurial talent in the screen-based and digital media industries. Many of the Centre’s graduates have gone on to key positions in making innovative, ground-breaking content, winning national and international accolades for their work. The government will provide funding of $9 million over three years, starting in 2013–14, to support the Centre’s educational programs for advanced film, television and new media. This will also develop new market opportunities for its students and their projects.

Film and Television

Ontario leads the Canadian film and television industry as the top production centre, ahead of British Columbia and Quebec, and is third behind California and New York in North America. Ontario’s film and TV production activity accounts for over 40 per cent of all film and TV production activity in Canada.

The Province offers a complete range of advantages including top-notch technical and creative crews, world-class studios and post-production facilities, a dynamic talent pool, a variety of locations, and financial support. As a result, in 2012, the province’s film and television industry contributed $1.28 billion to the economy.

5. Going Global

Ontario’s export-based economy is well positioned to take advantage of emerging global opportunities. According to the OECD, spending by the global middle class is expected to more than double from $21 trillion US in 2009 to $56 trillion US by 2030. The bulk of this growth is expected to come from the Asia Pacific region, where spending is predicted to multiply from about $5 trillion US in 2009 to $33 trillion US by 2030. As a result, Asia Pacific’s share of worldwide middle-class spending is expected to dramatically increase from 23 per cent in 2009 to 59 per cent by 2030.

The Jobs and Prosperity Council, in its 2012 “Advantage Ontario” report, recommended that:

“…there should be a focus on export opportunities where Ontario has an inherent advantage and where global demand is rising ... agri-food, advanced manufacturing, tourism, health care, education, housing, infrastructure, financial services, natural resources, information communications technology and life sciences.”

In 2012, over 90 per cent of Ontario’s exports were destined for slow-growing advanced economies — 78 per cent to the United States alone. Only five per cent of Ontario’s exports were bound for fast-growing economies. By 2030, the fast-growing economies’ share of the world economy is expected to rise sharply from 28 per cent to almost 50 per cent.

The government will work with business to promote Ontario’s many export industry strengths and expand market access beyond Ontario’s borders to other provinces, the United States and rapidly growing emerging markets.

Ontario exporters can better target and access all export markets in three ways:

►	exporting finished goods and final services directly to both established and emerging markets;

►	exporting key components and services to North American-based firms that are integrated into evolving global supply chains serving all markets; and

►	pursuing global product mandates to be supplied from Ontario.

Having more Ontario companies export has important competitiveness and productivity benefits. Successful exporters overcome entry barriers, adapt to global competition, learn about new markets, products and innovative technologies, and apply them at home while leading the way for other firms.

In Ontario, 46 per cent of manufacturing small- and medium-sized enterprises (SMEs) already export — a higher export propensity than in many other industrial economies except Germany. Furthermore, many Ontario SMEs are beginning to export and diversify their sales beyond the U.S. market.

The Jobs and Prosperity Council identified a number of policy levers that could help maximize Ontario’s export opportunities including organizing trade missions; leveraging connections between Ontario’s multicultural population and emerging-market economies; building management expertise; and enhancing the export capacity of SMEs.

Ontario can also take advantage of its favourable international perception and global brand to grow its exports abroad. This can be supported by the competitive strengths of Ontario’s industries, and international business contacts established through its many immigrant communities.

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Ontario is strengthening trade corridors with the United States, including “gateway” bridge and highway infrastructure. This will help industries that rely on smooth operations across the border. In Windsor, the Province is building the Rt. Hon. Herb Gray Parkway, an extension of Highway 401 that is one of the key components of a new crossing at Canada’s busiest land border, ensuring the safe and efficient movement of people, goods and services.

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Ontario is working with the federal government to pursue new trade agreements that would improve access for exporters to foreign markets and benefit Canadian consumers. The Canada-European Union Comprehensive Economic and Trade Agreement (CETA) would improve access to the largest and one of the richest markets in the world. Canada is also negotiating a Trans-Pacific Partnership (TPP) with a number of countries as well as trade agreements with India and Japan.

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Ontario is helping exporters with over 60 outbound missions in priority sectors. This will include new and emerging markets, such as India, China, Southeast Asia, Eastern Europe, the Middle East and South America. Ontario is also conducting over 70 seminars to develop marketing and other trade skills among exporters.

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Ontario is hosting a major global exporter forum this fall, where companies in Ontario’s leading advanced industries will learn more about how to capitalize on export opportunities in the Asia Pacific region.

6. Vibrant and Strong Communities

Ontario’s communities and regions have different economic strengths, opportunities and challenges. The economy of northern Ontario faces different competitive issues than the large urban complex of the Greater Toronto and Hamilton Area (GTHA). Rural municipalities also have different needs from major urban centres.

The government is committed to working with municipalities and local industries to overcome their unique challenges, while helping them take advantage of emerging opportunities for jobs and growth.

Local Food

Ontario’s agriculture and food processing industry is a critical pillar of the province’s economy. The sector has proven resilient during tough economic times and continues to grow, driving jobs and economic growth in rural and urban communities.

That is why the government introduced a local food bill that, if passed, would celebrate and support the good things grown, harvested and made in Ontario. The legislation is one part of the broader Local Food Strategy to increase awareness of access to and demand for local food in Ontario. The broader strategy will support innovative local food projects with funding of $30 million over three years.

Today, agriculture and related industries contribute more than $34 billion to the Province’s GDP and employ over 710,000 people in communities across Ontario. The food processing sector is the province’s second-largest manufacturer, with the GTA being one of the top three food processing clusters in North America.

Rural Ontario

The government continues to support the residents of rural Ontario and will continue its existing investments made through the Rural Economic Development (RED) program. Through the Municipal Infrastructure Investment Initiative, the government is also investing nearly $90 million over the next three years to help municipalities undertake critical infrastructure projects that strengthen local economies and create jobs.

The government is also providing $100 million for small and rural municipalities for a new, dedicated fund for municipal roads, bridges and other critical infrastructure.

In 2013, the Province is also providing rural municipalities with $699 million in support through the combined benefit of the Ontario Municipal Partnership Fund (OMPF) and provincial uploads, an increase of $314 million over the previous program.

Northern Ontario

The government has created a Cabinet Committee on Northern Ontario to address the unique economic challenges facing northern Ontario. The challenges include job creation, revitalizing transportation infrastructure and improving vital access to the Ring of Fire.

The government is moving forward on the planned extension of the Northern Industrial Electricity Rate (NIER) program, which assists northern Ontario’s largest industrial electricity consumers — and key economic contributors — to reduce energy costs for large users, supporting their employees, families and communities and maintaining global competitiveness.

The program was first announced in March 2010 for a three-year period and the Province is extending the NIER program by investing an additional $360 million over three years — starting in 2013–14.

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The NIER program has created or protected almost 16,000 jobs at 24 forestry, steel and mining-related facilities in northern communities since it was launched in 2010. Its three-year extension will continue to support growth and development in northern resource sectors such as forestry and mining.

►	This program continues to be a significant government action to respond to unprecedented challenges faced by the forestry industry during the global recession and its after-effects.

Strong Northern Communities

The government is working with communities and key industries in northern Ontario to help create a stronger, more diverse and sustainable northern economy.

• The Northern Ontario Heritage Fund Corporation (NOHFC) is working to build strong, prosperous northern communities through seven programs that encourage businesses to develop new technologies, stimulate entrepreneurship and invest in a young skilled workforce across northern Ontario.

• The government is investing $360 million over the next three years through the Northern Industrial Electricity Rate (NIER) program to continue assisting northern Ontario’s largest industrial electricity consumers and key economic contributors.

• The Ontario Power Authority’s Industrial Electricity Incentive (IEI) program offers a reduced electricity rate on new and expanded production to better manage load. The program will create jobs and bring investment across the province, including northern Ontario.

• The government is making significant infrastructure investments to strengthen northern communities. For example, it is building a new Thunder Bay Consolidated Courthouse, expected to be completed this fall, and upgrading Atikokan General Hospital.

• In 2013, the Province is providing northern municipalities with $339 million in support through the combined benefit of the Ontario Municipal Partnership Fund (OMPF) and provincial uploads, an increase of $86 million over the previous program.

• Government support for northern school boards in 2013–14 will total nearly $1.5 billion — a 72 per cent increase in per-pupil funding over the 2002–03 level.

• The Northern Ontario School of Medicine has graduated a total of 220 new doctors since the spring of 2009. Nine Nurse Practitioner Clinics have been announced and 42 Family Health Teams created.

Ring of Fire

The Ring of Fire, an area with deposits of chromite and other minerals, is important in the immediate and long-term future of northern Ontario’s economy. The government is working with industry and First Nation communities to explore and develop mineral extraction opportunities in the Ring of Fire area in an environmentally sustainable way.

The government is committed to helping First Nation communities benefit from extracting minerals in the Ring of Fire area through resource revenue sharing. To ensure that these communities are involved in the development process, the government is also providing enhanced funding to First Nation communities in the Ring of Fire area and actively working with them towards signed memoranda of understanding.

Aboriginal Peoples in Ontario

More than 240,000 people in Ontario identify as Aboriginal — First Nation, Métis or Inuit. Nearly 21 per cent of Aboriginal peoples in Canada live in Ontario, more than in any other province.*

The Ontario government is strengthening cooperative relationships with Aboriginal peoples, which will improve their opportunities for economic and social development.

• Since 2008, the New Relationship Fund has invested more than $77 million in over 520 economic development projects involving First Nations, Métis communities and Aboriginal organizations. These projects have created more than 540 jobs and funded skills training for over 4,300 Aboriginal people.

• The Aboriginal Business Directory, launched in 2010, is an online database of Aboriginal businesses in Ontario, to help them promote their products and services to potential customers and non-Aboriginal partners.

• A preliminary draft Agreement-in-Principle for the Algonquin Land Claim was released in December 2012 for public review. The negotiation teams for the Algonquins of Ontario, Canada and Ontario organized public information sessions in March 2013.

* Statistics Canada Census, 2006.

Aboriginal Loan Guarantee Program

The Aboriginal Loan Guarantee Program (ALGP) continues to facilitate opportunities for Aboriginal participation in the energy sector. The government looks forward to continuing to work with Aboriginal communities to create jobs and support investment for those communities, and to create benefits for the people of this province.

To date, two loan guarantees have been approved under the ALGP, with the Mother Earth Renewable Energy Project in operation and construction underway on the Lower Mattagami Project.

Supporting Regional Development

In 2011–12, the government increased annual funding for the Northern Ontario Heritage Fund Corporation (NOHFC) to $100 million and maintained this level of funding in 2012–13 to support job creation and strengthen the economies of northern communities.

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Since October 2003, more than 21,500 jobs were created or protected in the north as a result of 5,312 projects to which the NOHFC committed more than $824 million. These investments have leveraged another $3 billion from other contributors.

In October 2012, the government launched a permanent Southwestern Ontario Development Fund (SWODF). It also replenished and made permanent the Eastern Ontario Development Fund (EODF).

►	Since October 2012, the government has committed $15 million through the SWODF, leveraging a total investment of nearly $120 million and helping create and protect 2,200 jobs.

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Since 2008, the government has committed more than $60.6 million through the EODF, leveraging a total investment of nearly $591 million. These investments are helping create and protect 14,100 jobs in eastern Ontario.

Helping Communities Create Jobs and Growth

The following are some examples of how the Eastern Ontario Development Fund (EODF) and Southwestern Ontario Development Fund (SWODF) are investing in southern Ontario’s communities to create jobs.

• The EODF has contributed $1.5 million to Nestlé Canada’s $15.3 million investment to purchase and install new equipment in its Trenton facility, reducing the company’s environmental impact and ensuring that food safety remains the top priority. This project has created 35 new jobs and protected 298 existing positions.

• The Province has contributed $1.5 million through the EODF to help Northern Cables Inc. — an innovative manufacturer of armoured cable located in Brockville and Prescott — expand its facility and purchase new equipment. This has created 32 new jobs, protected 105 jobs and helped reduce the company’s reliance on foreign suppliers.

• The EODF has also supported Peterborough-based McCloskey International Limited, a company that manufactures equipment for the aggregate industry. The project enhanced the company’s facilities and expanded its production capabilities to manufacture heavy equipment components in-house. The government has supported its $15 million investment with $1.4 million, which created 129 jobs and protected 104 jobs.

• With the support of the SWODF, Lambton Conveyor Inc., a manufacturer of grain storage, handling and drying equipment, is expanding into a vacant former auto parts facility in Wallaceburg. The project will lead to the creation of 110 jobs and the protection of another 110 jobs. The project will support the company’s growth in export markets.

Greater Toronto and Hamilton Area (GTHA)

Toronto and surrounding municipalities are important for Ontario’s economy. The GTHA accounted for over half of the province’s output in 2012. Roughly 52 per cent of Ontario’s working-age population lives in the GTHA and a similar share of employment is generated in the region. The Province has established a strong partnership with municipalities within the GTHA.

Toronto — City of the Future

A leading global business publication has ranked Toronto as one of the best cities in North America for business investment. fDi Magazine (April/May 2013), published by the Financial Times Ltd., ranked Toronto in second place after New York City in the categories of “Overall North American Cities of the Future 2013/14.”

Toronto also placed second after New York City as a major North American city for business friendliness.

The rankings by fDi Magazine are based on data collected for 422 cities under five categories: economic potential; human resources; cost effectiveness; infrastructure; and business friendliness.

The government invested $870 million in the extension of the Yonge-University-Spadina subway line, linking the City of Toronto with York Region, and is providing up to $416 million for the renewal of Toronto’s streetcar fleet.

The Province is investing $500 million towards the Toronto 2015 Pan/Parapan American Games, which will showcase Ontario; promote healthy, active living; and leave a legacy of new and upgraded sports and recreation facilities. In addition, the Province is investing $514 million towards the Athletes’ Village project, which will advance the implementation of Waterfront Toronto’s award-winning precinct plan for the West Don Lands area.

Since 2004–05, the government has invested over $370 million in research infrastructure and nearly $312 million in research excellence in the GTHA through the Ontario Research Fund.

In 2013, the government is investing about $630 million in the GTHA as a result of the Province’s uploads of social assistance benefit programs as well as court security and prisoner transportation costs.

Sustainable Development and Healthy Communities

Ontario has a strong track record of developing policies and initiatives that focus on the preservation of the natural environment and quality of life for all the people of Ontario.

The government realizes that a healthy environment supports Ontario’s long-term economic and social well-being including healthy and vibrant communities. For example, Ontario’s Great Lakes Strategy sets priorities for protecting and restoring the lakes to keep them drinkable, swimmable and fishable for generations to come. This will help protect the health of the lakes. Many communities, including northern, rural and urban communities across Ontario, benefit by being close to these lakes.

The Great Lakes are a critical resource for the lives and well-being of all people in Ontario and for the province’s economy. They provide drinking water for more than 80 per cent of the people of this province and support electricity generation, fishing and tourism as well as other key sectors in Ontario. The government provides $15 million annually to protect the Great Lakes, including support for the Ontario Great Lakes Strategy and activities related to the Canada–Ontario Agreement Respecting the Great Lakes Basin Ecosystem. In addition, the government will provide $13.5 million over three years to protect the quality and quantity of drinking water supply sources for the people of Ontario, working in partnership with small municipalities.

Ontario is eliminating coal-fired generation and increasing renewable energy sources that generate less pollution and help improve Ontario's air quality. Closing the coal-fired power plants is a big step forward since these plants emit sulphur dioxide, lead, mercury, and other heavy metals and toxins known to cause serious health problems, including cancer. The Canadian Medical Association estimates air pollution costs Ontario more than $220 million in health care costs and contributes to the deaths of 1,200 Ontarians each year.

Ontario is on track to build a clean, reliable electricity system. The Province has been working to bring clean sources of energy into the supply mix and to encourage energy conservation. Conservation is the cheapest source of energy available, and Ontario will continue to be a leader in smart-grid technology and energy conservation.

Conserving energy not only saves money for families and businesses, it also lowers demand on the electricity system and helps reduce greenhouse gas emissions. Since 2005, various initiatives have helped Ontario families and businesses conserve more than 1,700 megawatts (MW) of electricity — the equivalent of taking more than half a million homes off the power grid.

The Ontario Power Authority now has over 10,000 MW of renewable capacity under contract. These clean energy projects are helping Ontario meet its goals for improving air quality and eliminating coal-fired generation.

Highlights

Access to High-Quality Public Services

☑	Improving access to high-quality health care services for everyone.

☑
Building on student success through the integration of early years programs and services, fully implementing full-day kindergarten, closing achievement gaps and increasing focus on higher-order skills that young students need to succeed.

☑	Providing the 30% Off Ontario Tuition grant to improve access to postsecondary education.

☑	Ensuring the sustainability of high-quality public services while keeping interest on debt at a manageable level to protect future generations.

Increasing Opportunities

☑	Taking initial steps to reform social assistance to help more recipients find employment and improve their financial security by:

•	introducing a $200 a month earnings exemption to reduce barriers to employment;

•	increasing social assistance rates, including a top-up for single adults without children receiving Ontario Works; and

•	increasing Ontario Works liquid asset limits to help recipients save and become more financially secure.

☑
Supporting greater opportunity for Aboriginal people through direct engagement on social assistance reform, more support for housing and transforming services to better meet the needs of Aboriginal children and young people.

☑	Promoting Registered Disability Savings Plans (RDSPs) to people with disabilities.

☑	Strengthening the retirement income system by:

•	continuing to support a modest Canada Pension Plan (CPP) enhancement; and

•	consulting on implementing pooled registered pension plans (PRPPs) as an option in Ontario, before introducing legislation.

Section B:	A Fair Society

Introduction

Ontario is a great place to live and work. It has a resilient economy and a strong social fabric, and the people of this province can take pride in what they have accomplished.

Ontario’s economic performance and social fabric become even stronger when everyone has the opportunity to succeed to their full potential. A fair society means everyone has access to high-quality public services that support their well-being and capacity to contribute to the economy.

Providing all the people of Ontario with access to high-quality public services involves sustaining Ontario’s publicly funded health care system. It is this system that assures individuals and families that their financial security will not be jeopardized if they become ill, and helps them participate productively in the workforce.

By investing in full-day kindergarten and leading the way in education excellence, Ontario’s children can have the best possible start in life, grow to their full potential and succeed in the labour force.

Providing financial support through the 30% Off Ontario Tuition grant helps improve access for more Ontario students to postsecondary education.

Helping young people to gain employment and become entrepreneurs will help create new opportunities and contribute to Ontario’s future prosperity.

Eliminating the deficit and reducing the net debt-to-GDP ratio will help lessen the burden on future generations of interest costs arising from the Province’s debt.

Increasing opportunities for Ontario’s future retirees to have secure incomes will help them maintain their living standards.

These actions support high-quality public services and promote fairness and a more prosperous Ontario.

Building a prosperous and fair Ontario also depends on helping everyone share the benefits of this great province. The government is reaffirming its commitment to addressing poverty through a cross-government approach, under the leadership of a new Cabinet Committee on Poverty Reduction.

This Cabinet Committee will lead the transformation of Ontario’s social assistance system, building on the initial steps announced in this Budget. Social assistance in Ontario should be better focused on helping more people find employment and providing recipients with improved financial security.

The government will also continue to take steps to provide more supports for Ontario families. It will improve opportunities for Ontario’s Aboriginal people, protect the most vulnerable, and build safer and stronger communities.

Access to High-Quality Public Services

Providing the Right Care, at the Right Time, in the Right Place

A fair society ensures that everyone has access to high-quality health care.

The government’s goal is to make Ontario the healthiest place in North America to grow up and grow old by making sure families get the best health care where and when they need it.

Providing the right care, at the right time, in the right place is a key pillar of Ontario’s Action Plan for Health Care. This Plan lays out the steps the government is taking to improve access to the care the people of Ontario need to:

►	have faster and improved access to primary care so that they no longer fall through the cracks between health care providers;

►
receive care in the most appropriate and convenient place, including in the community, so they can stay at home for as long as possible instead of waiting in emergency departments or for a bed in a long-term care home;

►	receive care when they are healthy — through wellness, prevention and health promotion initiatives — as well as when they are sick; and

►	get more value for the money they put into the health care system.

The government is making progress on its Action Plan to improve access to quality care and make the system better for all the people of Ontario. More details of this progress are included in Section C: Fiscally Responsible and Accountable Government of this chapter.

New investments are focused on providing care in the community so that more options are available to older Ontarians to help them stay at home longer, where they want to be. These investments will result in more home care for seniors — to help keep older Ontarians living healthier, more independent lives; provide relief for caregivers; and support those facing mental health and addiction challenges.

The government will be investing to reduce home care wait times for nursing services and improve personal support services for clients with complex care needs. All clients requiring nursing services, including hospital and community referrals, will be targeted to receive service within five days of Community Care Access Centre (CCAC) assessment. For complex care clients, referred by either community clinics or hospitals, in need of personal support services, the target will be first service within five days of CCAC assessment.

The government is also focusing investments on those who need care the most through community Health Links that will foster collaboration — where different providers caring for the same person will have one unified plan of care for that person. With improved coordination and information sharing, patients will have better access to the most appropriate care, spend less time waiting for services and be supported by a team of health care providers.

Improving Health Care for All

The government is committed to ensuring all the people in this province have access to the same high-quality health care services. To achieve this goal, the government is focused on implementing measures that help meet the unique health care needs of patients across Ontario, including:

►
investing $20 million annually to help small and rural hospitals improve patient care and transform their organizations. The government is supporting these hospitals in their role of delivering critical health care services within their local communities;

►
launching Ontario’s Action Plan for Seniors to provide better access to health care, quality resources, and improved safety and security for Ontario’s seniors. The Plan, which builds on recommendations from Dr. Samir Sinha’s report, “Living Longer, Living Well,” draws on new and existing government programs to ensure seniors and their caregivers have access to the services they need, when and where they need them. This includes new supports for long-term care homes and matching a primary care provider with every Ontario senior who wants one;

►
moving forward with the Comprehensive Mental Health and Addictions Strategy, focused to date on children and youth, with funding growing to $93 million per year by 2013–14. The government will build on this Strategy over the coming year to expand and improve services for adults as well as youth. In addition, the government continues to support mental health and addiction services across the province, including early intervention, community-based counselling, employment training, supportive housing, residential treatment, and prevention of and treatment for substance abuse and problem gambling; and

►
working with First Nation communities to increase access to care and community supports for those addicted to prescription narcotics. The government is investing in five new Community Wellness Development Teams with mental health and addictions expertise, blending traditional and cultural practices. The investment will also support the use of telemedicine equipment to allow providers to conference with patients in remote communities.

Supporting Northern Ontario Communities

In addition to continuing to support the travel costs of the people of northern Ontario who must travel to access medical services, these patients can also expect to benefit from more virtual connections and e-consultations that will be implemented as part of the new agreement with the Ontario Medical Association.

High-Quality Education for All

A fair society is one that helps ensure that all children and youth have access to high-quality education to learn, grow and contribute to their community.

Ontario students continue to lead the way in education excellence, supported by the province’s world-class schools. Investments in education will continue to build on student achievement and integrate the higher-order skills that young students need to succeed in the 21st-century global labour market.

McKinsey & Company Cites Ontario’s Education System as One of the Best in the World

In the 2010 McKinsey report “How the World’s Most Improved School Systems Keep Getting Better,” Ontario was recognized as being near the top among 20 school systems that “have registered significant, sustained, and widespread student outcome gains.” It was rated as “great” and on a trajectory to “excellent.” Then, in a subsequent McKinsey report titled “Capturing the Leadership Premium” (2010), Ontario was one of eight systems selected for review as a result of strong performance on international assessments and “good practices in school leadership.”

Early Learning

The government’s commitment to giving Ontario’s youngest students the best start to their education will ensure all children start with the same firm footing. It will also help build the foundation for a strong workforce and economy.

The government continues to build on its vision for an integrated early years program and services that meet the needs of Ontario’s children and parents. The Ontario Early Years Policy Framework focuses on ensuring that children from birth to age six have the best possible start in life, through such measures as the successful implementation of full-day kindergarten and protection of the child care system.

In September 2012, full-day kindergarten was available in 1,700 schools, benefiting 122,000 children, and next fall the program will reach about 184,000 children in 2,600 schools across Ontario. When fully implemented in September 2014, the program will be available to all of Ontario’s four- and five-year-olds, or approximately 265,000 children.

In the 2012 Budget, the government announced additional funding of $90 million in 2012–13, $68 million in 2013–14 and $84 million in 2014–15 to support child care operators, parents and children to seamlessly transition into full-day kindergarten. This has been an important part of the early years vision. The government is announcing an additional $39 million in 2015–16 to support the child care system.

As part of the initiatives to modernize the child care sector, a new funding formula and funding framework were recently implemented. These new tools will allocate provincial child care funds in a way that better responds to service demands and will allow municipalities to better manage the system at the local level.

Student Achievement: Closing the Gaps

Better student achievement will give all young people the tools they need to succeed in the future labour market.

Ontario’s Students Continue to Excel

Today, class sizes are smaller, provincial assessment results are up and more students than ever are getting their high school diploma. The 2012 provincial assessment results released by the Education Quality and Accountability Office (EQAO) show that Ontario students continue to excel. The results show that:

• 70 per cent of students in Grades 3 and 6 are meeting or exceeding the provincial standard (a “B” grade) — up from 54 per cent nine years ago;

• over 50,000 more students in Grades 3, 6 and 9 are meeting or exceeding the provincial standard in reading, writing and math compared to 2002–03; and

• the high school graduation rate increased to 83 per cent in 2011–12 from 68 per cent in 2003–04. That means 115,500 more students have graduated than otherwise would have, had the rate remained at the 2003–04 level.

Building on its record of success, the government will work with the education sector to broaden its measurement of success to include increased focus on higher-order skills. These include character, citizenship, communication, collaboration and teamwork, critical thinking and problem-solving, creativity and innovation and entrepreneurialism, and connection to postsecondary education and careers.

The government is providing funding to support targeted approaches that focus on closing the achievement gap among struggling students. Research shows that quality learning experiences for children in the summer can narrow the gap in developing those important literacy and numeracy skills that are critical for success later in life. The government is providing $12.6 million over three years, starting in 2013–14, to support the expansion of summer learning programs. These programs give primary students who live in lower income communities and are experiencing academic challenges, the opportunity to improve their reading, writing and math skills over the summer months. These programs have proven to be effective in reversing summer learning loss for participating students.

In the 2013–14 school year, the government will continue its investment in projects that support the implementation of the First Nation, Métis and Inuit Education Policy Framework. The goal of the framework is to increase Aboriginal student achievement and help close the gap between Aboriginal and non-Aboriginal students. The government will continue to explore strategies to support the successful transition of First Nation students from on-reserve to provincially funded schools. In addition to the over $45 million in ongoing support, the government will provide $5 million per year to improve student achievement for Aboriginal students.

Postsecondary Education

To make postsecondary education more accessible, Ontario has made major investments in student financial aid. In 2012–13, the Ontario Student Assistance Program issued about $1.5 billion in grants and loans to students. Through programs such as the 30% Off Ontario Tuition grant, and the new tuition-fee framework, the government is helping eligible students pay for tuition. See the section entitled Postsecondary Education in Section A: A Plan for Jobs and Growth, in this chapter for additional details.

Youth Jobs Strategy

A fair society helps to ensure that its young people are positioned for success in the labour market.

Periods of youth unemployment can have long-term social and economic consequences, such as persistently lower wages and a higher likelihood of becoming unemployed later in life.

That is why the government is proposing to invest $295 million over the next two years in a comprehensive Youth Jobs Strategy to provide employment opportunities, entrepreneurship and innovation. The strategy includes:

►	Ontario Youth Employment Fund to expand employment opportunities for youth across Ontario;

►	Ontario Youth Entrepreneurship Fund to support the next generation of entrepreneurs through mentorship, startup capital and outreach;

►
Ontario Youth Innovation Fund to support the skills needed to lead and manage industrial research, development and commercialization as well as support young entrepreneurs at universities and colleges; and

►	Business-Labour Connectivity and Training Fund to promote partnerships among business, labour, educators and youth to identify and solve skills development issues.

See the section entitled Ontario’s Youth Jobs Strategy in Section A: A Plan for Jobs and Growth in this chapter for additional details.

Support from Early Years to Adulthood

The government supports Ontario’s young people through programs and services from world-class schools to programs that help them move into employment.

Intergenerational Fairness

Like countries around the world, Ontario invested in stimulus and public services in response to the global recession. While this helped to protect jobs and the economy, it led to deficits and higher net debt.

The people of Ontario expect their government to provide high-quality public services, especially during a recession and periods of slow economic growth. However, there is also an obligation to ensure that the cost of these supports does not lead to unsustainable debt levels and high interest costs for future generations.

The government is committed to eliminating the deficit by 2017–18 and then reducing the net debt-to-GDP ratio to the pre-recession level of 27 per cent. This will help keep interest on debt at a manageable level and protect future generations from rising interest costs, which could otherwise crowd out spending on government priorities. Taking a balanced approach to eliminating the deficit and reducing net debt-to-GDP will help strengthen the economy so it can create jobs. It is good fiscal policy and it is fair to future generations.

Increasing Opportunities

While Ontario is a great place to live and work, not everyone is benefiting from the province’s prosperity. The global recession caused hardship for many individuals, families and businesses. Some people continue to struggle with the effects of poverty.

The government is taking action to strengthen Ontario as a fair society and increase opportunities for everyone. It is reaffirming its commitment to reducing poverty, building on the foundation of its first Poverty Reduction Strategy.

It is transforming social assistance, with initial steps to enable recipients to keep more of what they earn, and improve their prospects for employment.

It is continuing to provide and enhance supports for families. It is also supporting Aboriginal people and protecting the most vulnerable.

These initiatives will help strengthen the foundations of a fair society — where all people have the same firm footing, can begin to reach their potential, and can work, prosper and contribute to Ontario’s strong economy.

Reducing Poverty

The government is committed to helping the people of Ontario share the benefits of this great province. Building a prosperous and fair Ontario means addressing poverty.

In 2008, the government introduced a comprehensive five-year Poverty Reduction Strategy that set a target to reduce child poverty by 25 per cent.

The Strategy included the Ontario Child Benefit (OCB) for low- to moderate-income families and introducing full-day kindergarten to give children a stronger start in school. The government is also providing enhanced tax relief and over 90,000 lower-income people are no longer paying Ontario Personal Income Tax.

The Strategy has lifted about 40,000 children out of poverty. Without the Poverty Reduction Strategy, an estimated 16.7 per cent of Ontario children would have been living in low-income families in 2010. As a result of the Strategy, the actual child poverty rate was 13.8 per cent.

The Province is deepening its commitment to reducing poverty by taking a cross-government approach to developing the second Poverty Reduction Strategy, under the leadership of a new Cabinet Committee on Poverty Reduction. The new Poverty Reduction Strategy will build on current efforts and will be released in late 2013.

This Cabinet Committee will also lead the government’s transformation of social assistance so it is better focused on helping more people find employment and providing recipients with improved financial security.

Transforming Social Assistance

In 2010, the government launched the largest review of the Province’s social assistance system in over 20 years.1 The Commission for the Review of Social Assistance in Ontario, led by Frances Lankin and Munir A. Sheikh, released its report, Brighter Prospects: Transforming Social Assistance in Ontario, in October 2012. It contains 108 recommendations for transforming social assistance.

The Lankin-Sheikh Commission

The Commission’s report includes recommendations intended to:

• enhance the participation of people with disabilities in employment through an emphasis on ability — not disability — and providing earlier and improved employment supports;

• consolidate the delivery of the Ontario Disability Support Program (ODSP) and Ontario Works through municipalities and First Nation communities, and improve the integration of human services at the local level;

• simplify the social assistance benefits structure to reduce rules and administrative costs;

• establish a transparent framework for setting rates that balances adequacy, fairness and incentives to work;

• improve incentives for employment and “making work pay” by providing a disability supplement and enhanced children’s benefits and health benefits for those with low incomes who do not receive social assistance; and

• improve the accountability and transparency of social assistance programs.

1
Ontario has two main social assistance programs: the Ontario Disability Support Program for people with disabilities and Ontario Works for individuals and families in temporary financial need. Social assistance programs represent the most significant direct transfers to those with low incomes, with total expenditures of about $8 billion per year.

Responding to the Lankin-Sheikh Commission

The Commission’s recommendations provide strong advice on transforming services, benefits and delivery of social assistance in Ontario. In 2013–14, the government will take initial steps to implement key recommendations from the Commission’s report. These changes will help recipients keep more of what they earn, move into jobs and improve their financial security. These initial changes will also set the stage for long-term transformation of social assistance, as a cornerstone of the new Poverty Reduction Strategy.

Successful transformation will take time to achieve. The government will start discussions with recipients, municipalities, delivery partners and others to set priorities and work through the choices required for transformation.

The government will also engage in separate and substantive discussions with First Nation communities to ensure their needs are properly understood and appropriately addressed.

“In these challenging economic times, some may be tempted to say that social assistance is not a priority, or that we cannot afford even to start down the path of reform. We could not disagree more. With labour shortages looming, helping everyone achieve their potential is simply the right thing to do — for individual Ontarians, for business, for the provincial economy and for a government seeking to secure future sources of revenue.”

Business Advisory Panel on Income Security Reform, October 2012.

Helping Social Assistance Recipients into Employment

Removing barriers and increasing opportunities for everyone to participate in the workforce is good for the economy, as it provides the labour market with underutilized talent. This includes people with disabilities who may have the capacity and aspiration for employment, but are lacking the supports they need for success.

“For most of us, a multitude of benefits flows from finding a good job or productively contributing to our communities: increased independence, a sense of wellbeing, new networks, further opportunities, and the ability to plan for the future. For people who are able to work, employment is also a key route to escaping poverty. This is why the focus of our review was on removing barriers and increasing opportunities for people to work.”

Commission for the Review of Social Assistance in Ontario, “Brighter Prospects: Transforming Social Assistance in Ontario,” October 2012.

Earnings Exemption

Ontario Works and ODSP recipients will be able to keep the first $200 of employment earnings each month before their social assistance benefits are reduced. This change will reduce barriers to employment and give social assistance recipients better support for gaining access to employment. Introducing a $200 monthly earnings exemption will make it easier for those recipients who face multiple barriers to employment to gain an initial foothold in the labour force. It will also significantly improve the incomes of 57,000 recipients who currently have employment earnings.

Earnings Exemption
Current • Social assistance benefits are reduced by 50 cents for every dollar of employment earnings.

Effective September 2013

• The earnings exemption will allow for up to $200 per month of employment earnings before social assistance benefits are reduced.
• Every dollar of employment earnings above $200 will reduce social assistance benefits by 50 cents.

Improving Employment-Related Benefits

Currently, social assistance programs offer a myriad of benefits to help recipients prepare for and obtain employment. The Commission recognized that each benefit has unique eligibility rules that add unnecessary complexity to the system. The government will work with partners to develop a simpler, more flexible benefit structure that is effective in helping people get the employment support they need.

Income from Self-Employment

Self-employment has been a growing part of the labour market and represents an important alternative to traditional employment for some social assistance recipients. Effective September 2013, the government will remove barriers for Ontario Works recipients who want to pursue self-employment by treating such income the same as employment earnings. With this change, self-employment income will be treated the same in both the Ontario Works and ODSP programs.

Earnings of Full-Time High School Students

Currently, postsecondary and most high school students under the age of 18 are able to keep their earnings from part-time employment. To encourage more students to graduate from high school, the government will harmonize rules so that more high school students in families receiving social assistance are able to keep their earnings from part-time employment. These changes, effective September 2013, will mean that full-time high school students over the age of 18 will not be penalized if they work part time.

Integrating Employment and Training Services

The Commission found that social assistance recipients, and others at risk of becoming dependent on social assistance, need better access to integrated training and employment services to achieve better employment outcomes.

Improving access to training and employment services for social assistance recipients is part of the government’s plan announced in the 2012 Budget to integrate employment and training services across government. To support this plan, the government will engage municipalities, First Nation communities and employment service providers on better ways to link social assistance recipients to Employment Ontario.

Engaging with Employers and Other Partners

The government will work closely with the private sector, delivery partners and people who have first-hand experience receiving social assistance or living in poverty. This work will focus on improving employment outcomes for people with disabilities and other social assistance recipients facing multiple barriers to employment.

The Province has announced that the Accessibility Directorate of Ontario will move from the Ministry of Community and Social Services to the Ministry of Economic Development, Trade and Employment. This will allow the government to better work with Ontario’s businesses, organizations and communities to improve employment opportunities for people with disabilities.

The government will also work with corporate leaders to establish a Partnership Council on Employment Opportunities for People with Disabilities, to champion the hiring of people with disabilities.

In addition, the government is engaging with employers and service delivery partners in a series of roundtables to improve social assistance employment services and supports for those who are able to work, and to better connect clients, including people with disabilities, to the workforce.

“Social assistance as it is now sidelines people with disabilities and condemns too many people to a life of poverty and isolation. We heard from recipients across the province that they want to work, and are able to work, but they need the right support to reach their goals. Putting people on a path to a better life reduces poverty and strengthens our communities, contributing to greater economic prosperity for all Ontarians.”

Frances Lankin, Commission for the Review of Social Assistance in Ontario news release, October 24, 2012.

“Transformational change will take time but there are priority steps that can happen now, including moving quickly to establish a Provincial Partnership with corporate leaders to champion the hiring of people with disabilities. Throughout the review we engaged with corporate leaders who are already taking action to improve the employment prospects of people with disabilities, and are willing to partner with the government to achieve real change. This early win, combined with other initiatives to support people with disabilities, could have dramatic results.”

Munir A. Sheikh, Commission for the Review of Social Assistance in Ontario news release, October 24, 2012.

Improving Financial Security

The transition to work can be made easier for social assistance recipients by improving their financial security, which increases their ability to deal with adversity. Greater financial security also promotes greater independence and stability. As initial steps, the government is increasing benefit rates and will simplify and harmonize some of the system’s complex rules.

Increasing Benefit Rates

Since the government took office in 2003, social assistance rates have increased by about 15 per cent. This year, the government will increase social assistance rates by one per cent for adult Ontario Works recipients and people with disabilities receiving ODSP benefits.

The Commission identified as a priority the need to increase rates for Ontario Works single adults without children, a group that experiences the lowest incomes among social assistance recipients. As an initial step, single Ontario Works adults without children will receive an additional top-up of $14 per month. With both the top-up and the one per cent increase, these recipients will receive an increase of $20 per month, or more than three per cent.

Combined, these changes will improve the incomes of all recipients and begin to reduce the disparity in rates between ODSP and Ontario Works recipients. Social assistance rate increases will take effect in September 2013 for ODSP and in October 2013 for Ontario Works.

The Commission also recommended the development of benchmarks to support a consistent method for setting social assistance rates in the future. The government will begin the information collection and analysis necessary to develop these benchmarks.

The government will consider other recommendations of the Commission as it continues to pursue social assistance transformation.

Increasing Ontario Works Asset Limits

The limits for liquid assets,2 including cash, will increase for single adults receiving Ontario Works from $606 to $2,500, and from $1,043 to $5,000 for couples. Currently, individuals must deplete most of their assets to qualify for Ontario Works. Higher asset limits will help recipients become more financially secure and are an initial step towards aligning asset limits in Ontario Works and ODSP. This change will take effect in September 2013.

The changes to asset limits will also be evaluated to determine their impact on the number of people accessing social assistance and leaving social assistance with improved financial resources.

2
Liquid assets include cash, bank deposits, investments, unlocked registered retirement savings plans and secondary vehicles as defined by the Ontario Works Act, 1997, and Ontario Disability Support Program Act, 1997.

Simplifying Asset Rules

The government will remove the restriction on the value of a primary vehicle so that Ontario Works recipients can retain a vehicle they may need for employment. Under current rules, Ontario Works recipients are restricted to owning a primary vehicle valued at less than $10,000. This change will also harmonize Ontario Works and ODSP rules regarding the value of a primary vehicle.

First Nation and northern communities administering Ontario Works will have greater flexibility to determine which assets recipients should be able to keep without impacting their eligibility for social assistance. Low-income people living in First Nation and northern communities face unique challenges in improving self-sufficiency. Social assistance rules must be flexible enough so that recipients can make use of assets, such as snowmobiles, boats and hunting equipment, to participate in cultural activities and pursue employment.

Ontario Works recipients will be allowed to receive gifts of up to $6,000 per year. This change will help improve the financial stability of Ontario Works recipients and will align Ontario Works and ODSP rules on allowable gifts.

Changes to asset rules will take effect in September 2013.

Accessing Assistance for Medical Travel

Currently, the Ministry of Health and Long-Term Care’s Northern Health Travel Grant program helps residents of northern Ontario with the costs of travel and accommodation to access necessary medical services. Social assistance also provides recipients with funding to cover medical travel costs.

The Commission identified that the two programs are difficult to navigate and reconcile as a result of different administrative practices and eligible costs. To address this concern, the Ministry of Community and Social Services and the Ministry of Health and Long-Term Care will work together to introduce a simplified process for accessing and administering medical travel supports for social assistance recipients living in northern Ontario.

Supporting Families

The most effective way to reduce poverty and improve financial security is through employment. That is why the government continues to provide programs that help support people while they work. However, some families are facing challenges in maintaining secure income from employment.

Ontario provides various forms of support for low- to moderate-income workers so they are better able to participate in the labour force. For example, Ontario has lowered the Ontario Personal Income Tax rate on the first $39,723 of income, eliminating the tax for over 90,000 lower-income people.

Ontario also provides targeted support for low- to moderate-income people through the Ontario Child Benefit (OCB) and has enhanced refundable tax credits. These supports, along with federal tax benefits, enhance the incomes of low- to moderate-income people and help provide a more stable income base for those that may experience earnings uncertainties. Since these benefits are available outside of social assistance, they also help reduce the financial barriers to leaving social assistance.

However, more needs to be done to improve supports for individuals and families experiencing low and insecure employment earnings. An enhanced earned income supplement provided through the federal Working Income Tax Benefit (WITB) would help more low-income individuals and families participate in the labour force.

The government will call on the federal government to work with Ontario to enhance access to earned income supplements.

Enhancing the Ontario Child Benefit

The Ontario Child Benefit (OCB) provides financial support to one million children in about 500,000 low- to moderate-income families and has helped to lift 40,000 children out of poverty.

As announced in the 2012 Budget, the government is proposing to increase the maximum annual OCB to $1,210 per eligible child in July 2013 and to $1,310 in July 2014. Together, these increases would extend the OCB benefits to an additional 90,000 children in 46,000 families.

Minimum-Wage Review

The government believes both employers and workers need to plan for their financial future in a way that ensures wages and businesses remain competitive. This is especially important for minimum-wage earners and the small businesses that employ many of these individuals in the hospitality and service sectors. In most other provinces, an independent panel provides advice or there is a formula that adjusts the minimum wage.

The government is proposing to establish an Advisory Panel to provide advice on how to adjust Ontario’s minimum wages. The Panel would be composed of an independent chair and representatives from business, worker and youth groups, and would report back to the government within six months from the date the Budget would pass. Following consultations with interested parties and advice from the Panel members, the Chair would provide recommendations to the government on how Ontario should determine future changes to the minimum wage.

Protecting Jobs for Caregivers

The government has introduced the proposed Employment Standards Amendment Act (Leaves to Help Families), 2013. It would, if passed, recognize the importance of family and job security, and would build on the existing Family Medical Leave by creating three new unpaid job-protected leaves. These leaves would allow employees to care for sick or injured loved ones, or cope with the illness or loss of a child, without the fear of losing their job.

Workplace Inspections

Ontario is helping to ensure fairness in the workplace by enhancing the enforcement of the Employment Standards Act, 2000. The government is investing ongoing funding of $3 million, beginning in 2013–14, to hire additional officers and staff to provide proactive inspections. Proactive inspections educate and encourage compliance so that vulnerable workers receive the money they are owed.

Supporting Opportunities for Aboriginal People

The government recognizes that improved social conditions and economic opportunities are essential to ensuring Aboriginal people can work and thrive.

Working together is the only way to realize real change for the next generation of First Nation, Métis and Inuit people in Ontario. The government remains committed to meaningful participation by Aboriginal people both on- and off-reserve in the decision-making that affects them.

As part of social assistance transformation, the government will engage in separate and substantive discussions with First Nation communities and other Aboriginal groups to ensure their needs are properly understood and addressed. Also, First Nation communities administering Ontario Works will have greater flexibility with asset rules in order to recognize the circumstances in First Nation communities.

Housing Supports for First Nation Communities

A new transitional fund to support the housing needs of First Nation communities was developed after engagement with First Nation communities and designed to recognize their unique needs. The new fund will expand eligibility for housing supports to all low-income people in First Nation communities, not just those receiving social assistance.

First Nation Policing

The government is committed to helping make Ontario’s First Nation communities safer and is providing annual funding of $4 million to continue to support 40 front-line officer positions in First Nation police services across Ontario.

Aboriginal Education

Ontario is committed to ensuring all students have the same opportunities. The government will continue to invest in projects that help close the student achievement gap between Aboriginal and non-Aboriginal students, including support for the implementation of the First Nation, Métis and Inuit Education Policy Framework. The government will provide an additional $5 million per year to improve student achievement for Aboriginal students.

Aboriginal Children and Youth Strategy

Ontario is working with First Nation, Métis and Inuit people to transform services to better meet the needs of Aboriginal children and young people on- and off-reserve. Working with Aboriginal partners, Ontario will develop a multi-year Aboriginal Children and Youth Strategy. Responding to the recommendations of the Commission to Promote Sustainable Child Welfare and of former Ontario Aboriginal Advisor, John Beaucage, the strategy will focus on building community-driven, integrated and culturally appropriate supports to help Aboriginal children and young people grow up healthy and reach their full potential.

Support for Vulnerable Populations

The government is taking action to support Ontario’s most vulnerable so that they can more fully participate in their communities. Actions to directly support vulnerable groups include improved rehabilitation services for children and initiatives to promote safer and stronger communities. The government will also work with partners to better promote Registered Disability Savings Plans (RDSPs).

Children’s Rehabilitation Services

The government will make targeted investments in children’s treatment centres, support a pilot program to help children across the province transition into school, including full-day kindergarten, and expand the family-centred Children’s Rehabilitation Information System to five children’s treatment centres in northern Ontario. These actions will be supported by a $5 million annual investment and complemented by ongoing work to improve the integration and coordination of services to achieve improved outcomes for children.

Developmental Services

The government remains committed to improving supports for adults with developmental disabilities and their families. Over $42 million per year in additional funding will be invested to help families and adults in urgent need, reduce waitlist pressures and better support those with complex needs. The government will also work to transition young adults currently receiving youth residential services to more appropriate adult services and supports.

Registered Disability Savings Plans

Registered Disability Savings Plans are an important tax-supported savings vehicle that can help families save for children and adults with disabilities, and help people with disabilities plan for their future needs.

The Ministry of Community and Social Services and other ministries will work with community partners to promote RDSPs and encourage ODSP recipients and other people with disabilities to establish RDSPs. This will help improve the low take-up rates of this valuable savings vehicle.

Benefiting from Registered Disability Savings Plans (RDSPs)

Once established, the federal government will deposit up to $1,000 per year into the RDSP account of a low-income person with a disability through the Canada Disability Savings Bond.

The federal government will also match annual contributions at a ratio of 3:1 for the first $500 and 2:1 for the next $1,000 through the Canada Disability Savings Grant.

The Ontario government has exempted RDSPs from impacting eligibility for social assistance and other income-tested benefits to allow people with disabilities to fully benefit from RDSPs.

The government recognizes that a number of adults with disabilities face challenges in establishing an RDSP because their capacity to enter into a contract is in doubt.

The Law Commission of Ontario is currently undertaking a broad-based consultation and review of legal capacity, decision-making and guardianship law in Ontario. The government has asked the Law Commission to undertake an additional review that would focus on how adults with developmental or mental disabilities might be better enabled to participate in these plans. The Law Commission has agreed to do so and to provide recommendations to the Attorney General on a priority basis.

Building Safer and Stronger Communities

Strong communities contribute to the prosperity of Ontario. The government is taking action to strengthen community leadership, help ensure Ontario’s communities and public spaces are safe, and promote access to justice for low-income families and other vulnerable groups.

Building Safer Communities

Permanent annual funding of $12.5 million will be provided for the Provincial Anti-Violence Intervention Strategy (PAVIS) and the Toronto Anti-Violence Intervention Strategy (TAVIS). These initiatives help address guns and gang violence in Toronto and across Ontario, and improve public safety in communities by focusing on intervention, prevention, enforcement and community mobilization through strategies such as dedicated neighbourhood police officers.

Funding Legal Aid

As part of the government’s commitment to social justice and a fair society, additional funding of $30 million over three years will be provided to Legal Aid Ontario. This funding will improve access to justice and enhance outcomes for low-income families, victims of domestic violence and other vulnerable groups by strengthening the capacity of Family Law Service Centres and other community and legal clinics across Ontario to respond to evolving needs, and ensure services are sustainable. This is in addition to the $150 million investment in Legal Aid Ontario over four years announced in September 2009.

Securing Retirement Incomes

In a fair society, people should have options to save for retirement so that they can retire with peace of mind.

Ontario is committed to a strong and secure retirement income system to help ensure that today’s workers maintain a comparable standard of living when they retire.

Evidence from pension experts, financial leaders and research institutes continues to show that many moderate- to higher-income Canadians could face inadequate incomes in retirement. This is due to increasing longevity, lower personal savings, increased personal debt and decreasing employment pension plan coverage.

Many people in Ontario rely on employment pension plans for a significant portion of their retirement income. Coverage, however, has been declining in recent years and many defined benefit plans for private-sector employees are closed to new entrants. There are calls for new, more flexible retirement savings options that would enhance coverage, improve retirement income security, and enable plan sponsors to better manage plan costs.

A recent report released by CIBC World Markets Inc. warns about these trends. Its research found that, in the absence of policy change, nearly six million younger workers in Canada will experience a significant decline in living standards when they retire.

“A growing gap will leave close to six million Canadians facing a more than 20% drop in living standards as they leave the workforce, even accounting for the savings on some expenditures that retirement brings. If left unchecked, current trends in pensions, government programs and savings rates will, particularly for younger cohorts, be insufficient to allow today’s working Canadians to realize the retirement lifestyle that their elders have achieved.”

CIBC World Markets Inc., “Canadians’ Retirement Future: Mind the Gap,” 2013.

Canada Pension Plan (CPP) Enhancement

The original intent of the CPP was to give workers a basic and predictable level of income in retirement. Its unique features make it an attractive vehicle to strengthen the retirement income system.

Unique Features of the CPP

The CPP:

• provides a secure and predictable defined benefit pension to virtually all working Canadians;

• offers benefits that are fully indexed to inflation;

• does not carry the risk of bankruptcy or insolvency of the employer;

• is fully portable across Canada, supporting a modern and mobile labour force; and

• has very low administrative costs as a share of plan expenditures compared to most employment pension plans.

Ontario will continue to take a leadership role to advocate for a modest enhancement to the CPP. Ontario looks forward to working with other provinces and the federal government to agree on a plan to introduce a modest, fully funded enhancement to the CPP. See Chapter III: Federal-Provincial Relations for additional details.

Pooled Registered Pension Plans (PRPPs)

Pooled registered pension plans are a new type of tax-advantaged individual retirement savings account. They are intended to make it easier to save for retirement by providing employees and self-employed individuals with a simple, low-cost savings vehicle that is professionally managed and portable.

Participation in a PRPP would be optional for employers or self-employed individuals. These plans would be professionally managed by licensed third-party administrators, such as regulated financial institutions, and investments would be pooled to reduce costs and improve returns.

The government will be consulting with interested parties to determine how PRPPs should be implemented, before introducing legislation. It will be important to ensure, for example, that members are adequately protected and low-cost objectives are met.

Target Benefit Plans

The government will also develop a framework for single-employer target benefit plans — another innovative retirement income model.

Target benefit plans have the advantages of both fixed costs and professional asset management. Contributions are set at a level intended to provide a specified pension. If experience demonstrates the contributions are insufficient to fund the target benefit, pension benefits of retirees and active members are adjusted to ensure the plan remains sustainable.

Highlights

Ontario’s Path to Balance

☑	The government is on track to eliminate the deficit by 2017–18 in a way that is both fiscally responsible and fair, while creating a more prosperous Ontario.

☑	The government is committed to reducing net debt-to-GDP to pre-recession levels once it eliminates the deficit.

☑	The deficit for 2012–13 is estimated to be $9.8 billion — a $5.0 billion improvement compared with the 2012 Budget forecast.

Commission on the Reform of Ontario’s Public Services

☑	The government is moving forward with 60 per cent of the recommendations from the Commission on the Reform of Ontario’s Public Services and studying the rest.

Making Healthy Change Happen

☑
The government will continue to move forward with its Action Plan for Health Care to transform the health care system, provide better value for money, improve patient care and manage the average annual rate of growth in health care spending to two per cent over the medium term.

☑	The creation of 23 Health Links across the province will strengthen the coordination of care for high-needs patients, helping to reduce unnecessary hospital visits and readmission rates.

☑
The government is investing in more health care services in the community, including over $700 million by 2015–16, to continue to reduce wait times for home care and provide the people of Ontario with more options that are available closer to home.

Labour Relations and Pensions

☑
All public-sector partners will need to continue to work together to effectively manage compensation costs within Ontario’s existing fiscal framework, which includes no funding for incremental compensation increases for new collective agreements.

☑
The government plans to establish a technical working group with expertise in the design, governance and transition issues related to a new pooled asset management entity. That entity will oversee pooled asset management for public-sector pension plans.

Municipal Sector

☑	The Province will continue to work with municipal representatives on the redesign of the Ontario Municipal Partnership Fund (OMPF) while phasing down the program to $500 million by 2016.

Grants and Tax Support

☑	The government will create a technical panel to identify savings in business support and consolidate remaining programs into a Jobs and Prosperity Fund.

☑	The government will review benefit and tax programs to ensure that they are fair and affordable.

Section C:	Fiscally Responsible and Accountable Government

Ontario’s Path to Balance

The government is committed to eliminating the deficit by 2017–18 in a way that is both fiscally responsible and fair. Eliminating the deficit in this way will create a more prosperous Ontario. The government has already been able to demonstrate significant progress towards meeting this commitment and it is taking additional steps to ensure its achievement.

The deficit for 2012–13, the fiscal year just ended, is now estimated to be $9.8 billion — a $5.0 billion improvement compared with the 2012 Budget forecast. This marks the fourth year in a row that the Province has reported a deficit lower than forecast — the only government in Canada to achieve this level of success.

As a result, the Province’s accumulated deficit is now almost $22 billion lower than it would otherwise have been had the government not beaten its fiscal targets in each of the past four years. Net debt-to-GDP, at 37.5 per cent in 2012–13, is almost two percentage points lower than the 39.4 per cent forecast at the time of the 2012 Budget.

Ontario is currently one of only two governments in Canada that is on track to beat its fiscal target for 2012–13. These results are due to the government’s focus on deficit elimination by 2017–18 — a commitment that is reinforced by the goal of reducing net debt-to-GDP to the pre-recession level of 27 per cent once the budget is balanced.

Moving forward, the Province is on track to continue beating its targets.

For 2013–14, the deficit projection of $11.7 billion is more than $1.0 billion ahead of the $12.8 billion deficit forecast in the 2012 Budget. Beyond 2013–14, the government is on track to meet the steadily declining deficit targets outlined in the 2012 Budget and to return to balanced budgets beginning in 2017–18.

As the Commission on the Reform of Ontario’s Public Services indicated, slowing the rate of growth in program spending is essential for balancing the budget by 2017–18. The government’s plan for eliminating the deficit is to manage spending effectively. Growth in program spending is projected to be less than 1 per cent in 2012–13 for the second consecutive year. The majority of ministries, including Health and Education, contained growth in spending and managed well below their 2012–13 budgets. Ontario currently has the lowest program spending per capita among Canadian provinces.

Managing the growth in program spending will continue to be a key component of the Province’s fiscal plan moving forward. Program spending in 2013–14 is unchanged from the 2012 Budget projection. Between 2012–13 and 2017–18, program spending is projected to grow at an average annual rate of less than 1 per cent.

Total expense is projected to be lower in each and every year compared to the projection in the 2012 Budget. This reflects the government’s ability to effectively manage growth in program spending and lower interest on debt expense.

Actions to Eliminate the Deficit

The government’s proven track record of beating its deficit targets is underpinned by concrete actions that will continue to generate results. Many of these actions stem from specific recommendations of the Commission on the Reform of Ontario’s Public Services.

These and other actions will help the government control the rate of growth in program spending in a way that is fair and balanced, while also ensuring the integrity of Provincial revenues to fund public services and infrastructure. Key actions include:

►
Moving forward with a plan to transform public services by changing the way programs and services are delivered to give the people of Ontario better value for money and results. The government will continue to transform and modernize the delivery of programs and services in the most efficient and effective manner.

►
Further integrating recommendations from the Commission on the Reform of Ontario’s Public Services into government plans by continuing to move forward with 60 per cent of the recommendations this year, while continuing to study the remaining recommendations.

►
Continuing to restrain compensation and achieve collective agreements that control public-sector compensation costs. All public-sector partners will need to continue to work together to effectively manage future compensation costs within Ontario’s existing fiscal framework, which includes no funding for incremental compensation increases for new collective agreements. Ontario’s recent public-sector settlements are below the average of those in the private sector, municipal sector and federal public sector.

►
Reaching agreements with all four of the jointly sponsored pension plans (JSPPs) consolidated in the Province’s financial statements to protect taxpayers from higher contributions while ensuring long-term sustainability of the plans.

►	Encouraging public-sector, single-employer pension plans to adopt changes that improve sustainability in exchange for temporary solvency funding relief.

►	Encouraging public-sector pension plans to work towards equal cost-sharing and explore more sustainable models such as JSPPs.

►	Building on the recommendations of Bill Morneau, the government’s Pension Investment Advisor, introducing a pooled asset management framework for public-sector pension plans.

►
Slowing the growth rate of health care spending — currently 42 per cent of Provincial program spending — to an annual average of 2 per cent. The government will continue to move forward with its Action Plan to transform the health care system and provide better value for money.

►	Establishing a technical panel to identify savings in Ontario’s business support, including refundable tax credits, to ensure they are efficiently achieving desired outcomes.

►	Collaborating with the federal government to enhance compliance activities to address corporate tax avoidance and the underground economy.

►	Income-testing of the Ontario Drug Benefit program, effective August 2014, that will require high-income seniors to pay a larger share of their prescription drug costs.

►	Reviewing programs, including the Ontario Clean Energy Benefit, tax assistance, and other direct supports, to ensure that they are fair and affordable.

►
Proceeding with the centralization of the collection of outstanding tax and non-tax accounts within the Ministry of Finance and using a range of collection tools to realize revenue from the outstanding debt owed to the Crown.

TABLE 1.1 Ontario’s Recovery Plan ($ Billions)
	Interim 2012–13	Plan 2013–14	Medium-Term Outlook		Extended Outlook
			2014–15	2015–16	2016–17	2017–18
Revenue	114.2	116.8	120.5	124.9	130.1	134.4
Expense
Programs	113.6	117.0	118.3	118.8	118.8	118.0
Interest on Debt	10.4	10.6	11.1	12.2	13.4	14.5
Total Expense	124.0	127.6	129.5	131.0	132.1	132.4
Reserve	–	1.0	1.2	1.2	1.5	1.5
Surplus/(Deficit)	(9.8)	(11.7)	(10.1)	(7.2)	(3.5)	0.5
Note: Numbers may not add due to rounding.

Engaging the Public on the Path to Balance

Holding program spending to less than 1 per cent a year, on average, from 2012–13 to 2017–18 is critical to balancing the budget by 2017–18. Achieving this, however, will require some difficult choices. As the Commission on the Reform of Ontario’s Public Services noted, Ontario already has the lowest spending per capita in Canada. Across-the-board cuts would hurt public services and undermine programs that are providing high-quality services to the public, such as health care and education. Instead, the government will continue a careful review of spending to determine which programs should be enhanced or reduced, while transforming public services to increase efficiencies and improve outcomes.

This cannot be done in isolation. As part of the Province’s plan to eliminate the deficit by 2017–18, the government will continue its consultations with the public after this Budget. Engaging the people of Ontario on the future of their public services requires an ongoing dialogue. The government will announce further details later this spring.

Commission on the Reform of

Ontario’s Public Services

The Commission on the Reform of Ontario‘s Public Services, led by Don Drummond, was established in 2011 to provide advice to the government on how to deliver the most effective and efficient public services possible and achieve a sustainable fiscal balance. The Commission’s report was released on February 15, 2012.

Moving Forward on Recommendations

Over the last year, the government moved forward with about half the Commission’s recommendations. This year, the Province will continue to move forward with a total of 60 per cent of the recommendations. The government will continue to study the remaining recommendations over the coming months.

The government’s progress on implementing the Commission’s recommendations crosses many critical areas of service delivery and government management. Significant transformation has been occurring in diverse areas ranging from health care and corporate tax compliance to environmental approvals and efficiencies in the justice system.

Examples of actions taken by the government to implement the Commission’s recommendations include increasing investment and building capacity in lower cost health care settings such as home care and community services, implementing a different funding approach for successful high school credits beyond a 34-credit threshold, compliance activities to address both the underground economy and corporate tax avoidance, not funding incremental compensation increases and eliminating retirement gratuities for teachers. There are many more examples, some of which are highlighted on the following pages.

TABLE 1.2 Transformative Initiatives Being Implemented by Sector
Health Care
• moving from a lump-sum payment to a new patient- and activity-based funding model for hospitals
• increasing investments in home care and community services to improve patient experience and take pressure off acute care facilities
• developing a narcotics monitoring system to reduce the abuse of prescription narcotics and controlled substance medications
• negotiated a new compensation agreement with the Ontario Medical Association that manages costs and works towards quality health care
• implementing key recommendations from Dr. Samir Sinha’s report, “Living Longer, Living Well,” to help seniors stay healthy and live at home longer, consistent with the Commission’s recommendation to match seniors to the services that they need
• releasing a series of recommendations by the Healthy Kids Panel, a group of experts the government assembled to provide advice on how best to reduce childhood obesity by 20 per cent over five years, consistent with the Commission’s recommendation to reverse the trend of childhood obesity
• expanding the scope of practice for pharmacists to administer routine injections and inhalations
• implementing a new income-tested deductible under the Ontario Drug Benefit (ODB), effective August 2014, so that high-income seniors will pay more of their prescription drug costs, as per the Commission’s recommendation to link the ODB more directly to income

Elementary and Secondary Education
• protecting gains in the education sector, including improved student achievement and closing gaps in student outcomes, in alignment with the Commission’s recommendation to stay the course with the current education agenda
• implementing a different funding approach for successful secondary credits beyond a 34-credit threshold
• eliminating banked sick days and retirement gratuities, and making changes to post-retirement health benefits for teachers

TABLE 1.2Transformative Initiatives Being Implemented by Sector (cont’d)
Postsecondary Education
• increasing differentiation through focused strategies, including establishing mandate agreements with postsecondary institutions
• harmonizing the variety of scholarships, grants and other assistance programs across postsecondary institutions
• modernizing student aid programs
• approving the collection of Key Performance Indicators (KPIs) to monitor and increase quality at Private Career Colleges
• maintaining the Ontario Student Access Guarantee
• supporting key projects in the sector, undertaken by universities and employee groups, to look at alternative models to the current single-employer pension plans

Social Programs
• reforming social assistance to make the system more efficient, simplified and effective in order to deliver higher-quality services to social assistance recipients and help them return to the labour market
• reducing barriers to employment for people with disabilities and engaging the private sector to both support their need for a skilled workforce while also accommodating the specific needs of the individual in the workplace, with the goal of ultimately improving employment outcomes
• transforming child welfare by implementing a new funding model and enhanced outcome-based accountability measures
• transforming mental health services to improve access through a better coordinated and responsive system for children, youth and their families
• working to launch a single point of access, similar to the Open for Business initiative, for the non-profit sector to improve and broaden relationships across ministries that enter into contracts with the non-profit sector

Employment and Training Services	• integrating employment and training services across government with Employment Ontario • working to improve data collection in employment and training programs

TABLE 1.2 Transformative Initiatives Being Implemented by Sector (cont’d)
Immigration
• setting a new direction for how Ontario selects, welcomes and assists immigrants to the province by launching Ontario’s first immigration strategy
• requesting that the federal government raise Ontario’s Provincial Nominee Program (PNP) to 5,000 nominees, consistent with the recommendation to advocate for an expanded PNP

Business Support
• creating a technical panel to provide recommendations to achieve savings in business support and consolidate remaining programs into a Jobs and Prosperity Fund, to respond to the Commission’s recommendations to refocus the mandate of business support programs

Infrastructure and Real Estate
• continuing to work with municipalities and members of the public to best create new revenue sources that further Metrolinx’s Regional Transportation Plan, consistent with the recommendation to engage in an open dialogue on new revenue sources for future transportation needs
• moving forward with a Realty Transformation Strategy to achieve greater value from existing assets and move to cost-recovery rates for the use of government real estate

Environment	• moving towards full-cost recovery models for environmental programs and services • employing a risk-based approach for environmental approvals to improve protection
Justice Sector
• using civilians for administrative duties, such as data entry, where possible
• using alternative financing to meet the capital infrastructure needs of Ontario’s justice system
• streamlining operations by integrating programs and back-office functions across the justice sector

TABLE 1.2 Transformative Initiatives Being Implemented by Sector (cont’d)
Labour Relations and Compensation
• the existing fiscal framework includes no funding for incremental compensation increases for new collective agreements, consistent with the recommendation to provide zero budget increases for wage costs
• consulting with bargaining agents and employer groups on how best to move towards more efficient and effective bargaining, including the creation of sectoral tables, where appropriate, in support of the recommendation to further rationalize bargaining

Operating and Back-Office Expenditures
• consistent with the Commission’s recommendation to achieve savings and efficiencies by coordinating existing horizontal supply chains across the broader public sector:
• developing strategies for leveraging purchasing power at postsecondary institutions, hospitals and school boards; and
• evaluating opportunities to drive efficiencies across the Ontario Public Service and broader public sector through an integrated procurement strategy for data network services

Government Business Enterprises
• pursuing Liquor Control Board of Ontario (LCBO) store expansion, consistent with the recommendation to enhance LCBO profits while continuing to promote socially responsible consumption
• modernizing gaming to optimize revenue from gaming assets in a responsible manner
• working with the horse racing industry to support a smaller, but sustainable, market-driven racing industry, integrated with the provincial gaming strategy

TABLE 1.2 Transformative Initiatives Being Implemented by Sector (cont’d)
Revenue Integrity
• centralizing the collection of outstanding tax and non-tax accounts within the Ministry of Finance
• working with the federal government to enhance compliance activities to address both the underground economy and corporate tax avoidance
• improving oversight and ensuring better enforcement of Ontario’s tobacco-related laws

Liability Management
• mitigating the risk of future pension-expense increases until the deficit is eliminated in 2017–18 by negotiating agreements that would require the four consolidated jointly sponsored pension plans to reduce prospective benefits rather than increase contribution rates when faced with new funding shortfalls
• establishing a working group to advise on the implementation of a pooled asset management entity, consistent with the 2012 Budget announcement to introduce a pooling framework for public-sector pension plans

Intergovernmental Relations
• ensuring that municipalities collect more fines owed to them under the Provincial Offences Act by requiring payment of traffic tickets before renewing vehicle licence plates
• phasing down the Ontario Municipal Partnership Fund (OMPF) to $500 million by 2016 while continuing to implement the upload of social assistance benefit programs and court security and prisoner transportation costs
• advocating strongly for reforming federal programs that are not working effectively in Ontario’s interests such as Equalization

Moving Forward with Productivity Teams

Based on recommendations on internal processes and structures outlined in the Commission’s report, the 2012 Budget announced the government’s plan to create multi-disciplinary teams to drive productivity and reform in the public sector. Four productivity teams made up of internal Ontario Public Service (OPS) and external experts have been established to undertake transformational activities in specific areas of focus.

• The Transfer Payment Accountability Productivity Team has developed a model to enhance the accountability relationship with the community-based child and youth mental health sector through more effective accountability tools and defined performance and outcome measures.

• When operationalized, this model will support better outcomes, including more predictable wait times, clarity of access and enhanced quality of services.

• The model will enable an effective, transparent and outcome-focused contracting regime, including a set of robust accountability tools and supportive measures, as well as clear reporting and monitoring requirements.

• The model will provide a methodology for strengthening the accountability relationship between the government and its transfer-payment partners in the broader public sector.

• The Benefits Transformation Productivity Team is considering identification approaches recommended by experts to support the implementation of a My Benefits Account.

• The My Benefits Account would make it easier for people to apply for the benefits they are entitled to receive, manage transactions and view specified information across multiple benefit programs.

• It would also support more sophisticated policy analysis and planning that would lead to more effective solutions to meet clients’ needs, and lay the groundwork for broader benefit transformation service delivery streamlining and administrative efficiency.

• Advice and input on potential identification approaches were sought from an expert panel from various industries, jurisdictions and sectors, including those specializing in technology issues.

• The Jobs and Prosperity Productivity Team has completed foundational work as part of the 2012 Budget commitment to consolidate existing business support programs into a Jobs and Prosperity Fund.

• The team supported the work of the Jobs and Prosperity Council, including the recommendation that the sustainability and effectiveness of business support programs be evaluated according to three policy filters: innovation, productivity and increasing exports.

• The Network Services Productivity Team is working with representatives across the broader public sector in municipalities, universities, school boards, colleges, hospitals and government business enterprises to evaluate opportunities for common procurement of data network services.

• Results will be used to design a robust telecommunications network and business model that could generate cost savings and improve service delivery.

• Considerable progress has been made in collaborating across government and with the vendor community to understand common requirements and identify potential options that could generate efficiencies. Findings and recommendations will be finalized during the summer of 2013.

Making Healthy Change Happen

The government’s goal remains to make Ontario the healthiest place in North America to grow up and grow old. Providing the people of this province with access to high-quality, publicly funded health care services contributes to Ontario’s overall productivity and quality of life.

Since launching Ontario’s Action Plan for Health Care in January 2012, the government has made significant progress in transforming health care services to create a more sustainable, high-quality health care system to manage the growth in health care expenditures. Health care needs to be protected and strengthened so that it is there for future generations.

Patients come first in Ontario’s health care system and the government will continue to work with health care partners to build a quality health care system that is responsive to patients and delivers better value for its health care investments.

Better Care, Better Value for Money

The Action Plan is the road map to transform the health care system to improve patient care, provide better value for money, and help manage the rate of growth in health care spending to an annual average of two per cent over the medium term. Significant progress has been made in moving ahead with this Plan. Actions include:

►
strengthening the coordination of care for high-needs patients — five per cent of the population that accounts for two-thirds of health care costs — through the creation of 23 Health Links to date. By encouraging greater collaboration among health care providers, Health Links will help reduce unnecessary hospital visits and readmission rates. The goal over time is to expand Health Links across the province;

►	encouraging more efficient delivery of services and treatments through a transparent, patient-centred funding model in hospitals;

►
shifting routine procedures conducted in hospitals to specialized not-for-profit community clinics. These clinics can serve more patients more quickly and at a lower cost, while achieving excellent patient outcomes. The government is planning to shift a range of routine procedures, including colonoscopies, dialysis, and vision care;

►	continuing to direct funding to where evidence shows the greatest value and where it improves quality and access to medically necessary services;

►
continuing efforts to control drug expenditures — which are saving over $500 million annually — through measures such as reducing the price the government pays for top generic drugs and substituting more brand-name drugs with generics that are equally effective;

►	improving fairness in the Ontario Drug Benefit (ODB) program by asking higher-income senior ODB recipients to pay a larger share of their prescription drug costs starting in August 2014;

►
investing $15 million over three years, starting in 2013–14, to accelerate the conversion of remaining red-and-white Ontario Health Insurance Plan cards to the more secure photo cards. The full conversion is expected to be completed by 2018, supporting a reduction in fraud in the health care system;

►
continuing to hold growth in hospitals’ overall base operating funding to zero per cent in 2013–14. This is critical to managing health care expenditures, as funding to hospitals is the largest area of health spending;

►
negotiating and implementing a new Physician Services Agreement with the Ontario Medical Association. The agreement, which runs to March 2014, will help manage health spending and allow for reinvestments into better care for the people of Ontario, including adding 30,000 more house calls for seniors and others with complex conditions; and

►
modernizing the delivery of health care and lowering wait times through e-consultations that will enable patients to communicate with their doctor more easily, allowing for more virtual connections between family doctors and specialists, and an expansion of telemedicine services.

Improving Timely Access to Home and Community Care

Providing the right care, at the right time, in the right place is a key pillar of the Action Plan. This involves focusing resources to where they have the greatest health care benefit, while ensuring patients are treated in the most appropriate setting, in a timely manner, and at home whenever possible.

The government is investing in more health care services in the home and in the community, so that more options are available on a timely basis. This will help seniors and other people of this province live independently, in their communities and homes, for as long as possible.

In the 2012 Budget, the Province made a commitment to increasing investment in home and community care services by an average of four per cent per year. The government is building on this commitment by providing an additional one per cent per year to increase overall funding for home and community care services by an average of over five per cent annually over the next three years. Investments in these services would increase by over $700 million by 2015–16 above 2012–13 investments, including $260 million in 2013–14.

The government will be investing to reduce home care wait times for nursing services and improve personal support services for clients with complex care needs. All clients requiring nursing services, including hospital and community referrals, will be targeted to receive service within five days of Community Care Access Centre (CCAC) assessment. For complex care clients, referred by either community clinics or hospitals, in need of personal support services, the target will be first service within five days of CCAC assessment.

Other initiatives already underway to improve and enhance home and community care include:

►	providing three million more hours of personal support-worker care that will improve the quality of life for 90,000 more seniors;

►
implementing key recommendations from Dr. Samir Sinha’s report — “Living Longer, Living Well” — to help seniors stay healthy and live at home longer, including adding 250 short-stay beds in long-term care homes to help up to 1,500 more seniors get out of hospital sooner. The government is committed to moving forward with additional recommendations from Dr. Sinha’s report over the coming year;

►	providing long-term care homes with a two per cent annual increase in funding for direct resident care to address the increasingly complex care needs of patients;

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creating 23 Health Links across the province to date to encourage greater collaboration and coordination by a patient’s different health care providers, ensuring high-needs patients, such as seniors and people with complex conditions, receive more responsive care in the right place; and

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continuing to provide the Healthy Homes Renovation Tax Credit to assist with the cost of home modifications to improve accessibility, functionality and mobility for seniors living at home, so they can live independently for as long as possible.

By ensuring the people of Ontario receive the care they need closer to home and when they need it, the government is better meeting patients’ needs and managing health care costs. Care in the community and at home is more affordable than care in hospitals or long-term care homes.

Keeping Ontario Healthy

The government is continuing its focus on wellness and health promotion initiatives to help the people of this province stay healthy and productive, while also reducing future costs associated with preventable illnesses. These include:

►	releasing recommendations by the Healthy Kids Panel — a group of experts assembled by the government to provide advice on how best to reduce childhood obesity by 20 per cent over five years;

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providing an additional $5 million annual investment in the Smoke-Free Ontario Strategy to support the 2012 Budget objective of achieving the lowest smoking rate in Canada. The new funding will help more people quit smoking;

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introducing legislation to prohibit the sale of tanning services to youth under the age of 18 and advertising and marketing directed at them. This will help reduce the risk of skin cancer — the most common form of cancer — as exposure to tanning beds before the age of 35 increases the risk of melanoma by 75 per cent; and

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providing better tools for cervical, breast and colorectal cancer screening, including screening reminders, and linking the people of this province who are at high risk to the appropriate screening programs, prevention supports and genetic testing.

Faster Access to Care

Providing faster access to health care services helps ensure that the people of Ontario receive the care they need when they need it and reduces pressure on other parts of the health care system. That is why the government is:

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allowing pharmacists to administer the influenza vaccine to people over the age of five. This will enhance access to the vaccine, while also reducing potential future health care costs by preventing more serious and costly illnesses;

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creating two new birth centres, led by midwives, to give expectant mothers with low-risk pregnancies more choice in where they deliver their babies. The centres, to be located in Toronto and Ottawa, will assist up to 1,000 births per year;

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continuing to find ways to maximize the full potential of nurse practitioners, including creating 26 Nurse Practitioner-Led Clinics that will serve over 40,000 patients who did not have a family care provider; and

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improving waitlists by expanding services at the Kensington Eye Institute, including glaucoma and retina surgery and cornea transplants, with approximately 300 cornea transplants being conducted each year, and moving forward with a province-wide expansion of specialized clinics for vision care.

School Board Efficiencies and Modernization

Ontario’s education system is ranked among the best in the world and progress must continue. The achievements in educational excellence are a result of collaborative efforts between the government and its education partners. The Province will continue to engage teachers, support staff, principals and school boards to protect the progress made in the sector and build on its remarkable achievements to prepare Ontario students for the labour demands of the future.

To achieve long-term sustainability in school board funding, the government will introduce an efficiencies and modernization savings strategy. The Ministry of Education will engage education stakeholders and will work with school boards on the strategy. Savings under this strategy will start in the 2014–15 school year.

Labour Relations and Pensions

A Responsible, Respectful and Fair Approach to Public-Sector Compensation

Compensation costs account for more than 50 per cent of Ontario-funded program spending, either paid directly through the Ontario Public Service (OPS) or as part of the government’s transfer payments to schools, hospitals and other public-sector partners. All public-sector partners — including employers and bargaining agents — need to work together to control current and future compensation costs, including wages, benefits and pensions.

Executive and MPP Compensation Restraint

The government has frozen salaries for designated executives at hospitals, universities, colleges, school boards and provincially owned electricity companies.

All aspects of compensation plans are frozen, and base salaries cannot be increased. In addition, the overall performance pay envelopes at designated employers are frozen. These restraint measures will be in place until the deficit is eliminated in 2017–18. Members of Provincial Parliament will also continue to see their wages frozen — bringing the current total length of the freeze to five years.

Additionally, an advisory panel will be appointed to review compensation practices for senior executives in the broader public sector. The panel’s mandate will include the consideration of hard caps on compensation while recognizing the need to hold senior executives accountable for results. In the hospital sector alone, the government will look to redirect $3.5 million to front line care through actions to manage executive costs.

Bargaining Is Achieving Results and Protecting Services

The government respects collective agreements and the collective bargaining process. The government is not going to override existing collective agreements. Such actions would not only create significant legal risks, but they would also undermine the ability of responsible employers and bargaining agents to increase productivity, maintain services and ensure fiscal sustainability through respectful bargaining that reflects Ontario’s economic circumstances.

Ontario public-sector settlements are now below the average of those in the private sector, municipal sector and federal public sector. Pension expense forecasts are down, in part, as a result of successful efforts to contain public-sector wage growth. These results have been achieved while at the same time protecting jobs and services.

Agreements have been reached with bargaining agents representing nearly 50,000, or over three-quarters of Ontario Public Service employees.

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The agreement reached with the Association of Management, Administrative and Professional Crown Employees of Ontario (AMAPCEO) includes a two-year wage freeze and the restructuring of merit pay, short-term sickness benefits and time-off provisions, which will result in cost avoidance of $24.6 million in 2012–13 and $30.4 million in 2013–14.

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The agreement reached with the Ontario Public Service Employees Union (OPSEU) includes a two-year wage freeze, a reduction in the entry-level starting salary in wage grids by three per cent, elimination of termination payments upon retirement for new hires, restructuring of short-term sickness benefits, and changes to job security provisions. The agreement will avoid costs of $34.1 million in 2013 and $37.4 million in 2014.

In the health sector, the agreement reached between the government and the Ontario Medical Association helps manage health spending. This was achieved through fee reductions and other cost-saving measures.

In the education sector, the government reached negotiated agreements with the Ontario English Catholic Teachers’ Association (OECTA) as well as with unions representing French teachers, some professionals and some education support staff. The parameters of those agreements formed the basis of contracts across the sector. Since those contracts were put in place, the government has made repairing the relationship with teachers and educational support workers a priority. Over the past weeks, discussions between the Province and education partners have already delivered results for students, parents, teachers and support staff, with the gradual return of extracurricular activities at both elementary and secondary schools.

In late March, the government was able to reach an agreement-in-principle with the Ontario Secondary School Teachers’ Federation (OSSTF) that focused on the fair and consistent application of the existing collective agreements, while remaining within the ministry’s funding envelope. The government is also in discussions with the Elementary Teachers’ Federation of Ontario (ETFO).

In the 2012–13 Third Quarter Ontario Finances, the government reported $1.1 billion in one-time savings in the education sector associated with reducing liabilities carried by school boards for sick-day banking and retirement gratuities, and for grandfathering retiree benefits for education-sector workers. This Budget confirms the $1.1 billion estimate in one-time savings.

Agreements reached with education-sector workers included a commitment to establish a working group of education-sector representatives, the government and experts to explore the creation of one or more province-wide benefit plan(s) for education-sector workers. The working group is to complete its work before the next round of collective bargaining in 2014. Depending on the outcome of that work, the government will provide startup funding to support the new benefits plan(s).

The government will continue working with all of its education partners to establish a more effective bargaining process going forward. Part of that process will be informed by a review of collective-bargaining best practices. In addition, the government will consult with bargaining agents and employer groups across the broader public sector on how best to move towards more efficient and effective bargaining, including the creation of sectoral tables, where appropriate.

Going forward, compensation costs must be addressed within Ontario’s existing fiscal framework, which includes no funding for incremental compensation increases for new collective agreements. The government is confident that broader public sector partners can work together to achieve outcomes that remain within the fiscal plan while protecting services. In future rounds of bargaining, the government is willing to work with employers and bargaining agents to look at mechanisms such as productivity improvements as a way to achieve fiscal and service-delivery goals.

Public-Sector Defined-Benefit Pension Plans

Pensions are a key part of the total compensation of public-sector workers. The government recognizes that pension plans are an important source of predictable retirement income for individuals working in both the public and private sectors, and remains committed to ensuring a modern retirement income system that helps to improve the quality of life for all of Ontario’s seniors.

Many public-sector pension plans, like their private-sector counterparts, are facing sustainability challenges. The funded positions of many pension plans have been adversely affected by the current economic environment, particularly low long-term interest rates and volatile investment returns. Contributions made by transfer payment recipients to address funding shortfalls reduce funding available to deliver the programs and services on which the people of this province rely.

The government sponsors or provides indirect funding through transfer payments to many public-sector plans, and a number of the largest plans directly affect the government’s fiscal plan. The Commission on the Reform of Ontario’s Public Services noted that the government’s pension obligations — known as pension expense — had risen significantly in recent years. It projected that, if no action were taken, pension expense would rise by 36 per cent from 2012–13 to 2017–18.

“Currently, pension expense is about two per cent of total program spending growth and is responsible for much of the total increase in program spending….”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, February 2012.

TABLE 1.3 Difference in Projected Pension Expense versus Commission on the Reform of Ontario’s Public Services Forecast ($ Billions)
	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18
Commission Forecast	3.1	3.7	3.6	3.7	4.0	4.2
Current Forecast	3.0	3.1	2.6	2.4	2.4	2.4
Difference in Forecast	(0.1)	(0.6)	(1.0)	(1.4)	(1.6)	(1.8)
Note: Numbers may not add due to rounding.

The Commission forecast that pension expense would increase by $1.1 billion over the period from 2012–13 to 2017–18. The current government forecast of pension expense suggests a decline of $0.7 billion over the same period, resulting in a cumulative reduction of $6.5 billion compared to the Commission’s forecast. This reduction can largely be attributed to the government’s successful efforts to constrain public-sector wage growth and better-than-expected investment performance.

The 2012 Budget announced a number of measures in response to the challenges faced by Ontario’s public-sector pension plans. These measures built on the Province’s leadership in pension reform and the Commission’s recommendations.

Over the past year, the government has successfully collaborated with its public-sector partners to make longlasting progress towards achieving its policy objectives. There is, however, more work to be done. The 2013 Budget reaffirms the government’s commitment to build on these successes and work with interested parties to support pension plan reforms that improve the sustainability and affordability of public-sector plans.

Jointly Sponsored Pension Plans (JSPPs)

Many of Ontario’s largest public-sector pension plans are JSPPs. Decisions on benefit levels and contributions are made by representatives of employers and employees. Responsibility for funding shortfalls is shared by employers and plan members. If the joint sponsors cannot reach an agreement on how to address a funding shortfall, the Pension Benefits Act requires that contribution rates increase.

The 2012 Budget noted that contribution rates for many of these plans had risen significantly in response to recent funding challenges. The government announced its intention to consult on a legislative framework that would freeze contribution rates until the deficit is eliminated. During the freeze period, plans that experience new funding shortfalls would be required to reduce future benefits, subject to certain exceptions, instead of raising contribution rates.

After extensive consultations with each of the four JSPPs consolidated in the Province’s financial statements, the sponsors have signed agreements with the government that meet its policy objectives. These agreements freeze contribution rates until the deficit is eliminated in 2017–18 and eliminate the need for legislation. They also demonstrate the government’s commitment to engaging in constructive dialogue with its public-sector partners to meet its objectives while balancing the interests of plan members, employers and taxpayers.

The agreements require reductions in future benefits to address new funding shortfalls. Any reductions in future benefits will help mitigate associated growth in pension expense and allow the government to continue to direct funds towards public services for people who rely on them and to eliminate the deficit.

Single-Employer Pension Plans (SEPPs)

Many Ontario public-sector employees, particularly in the university and electricity sectors, are members of SEPPs. Unlike JSPPs, contributions to these SEPPs are often borne disproportionately by employers. Employers also bear the risk of financing any funding shortfalls as required by the Pension Benefits Act.

In May 2011, the government provided temporary solvency funding relief to public-sector SEPPs. In exchange for this relief, these SEPPs were expected to negotiate plan changes that would improve sustainability and affordability over the long term. Unless SEPPs can demonstrate progress toward this objective, additional solvency funding relief would be denied.

The government’s temporary solvency funding relief regime has been successful. Since the announcement of the regime, 17 plans have been granted relief — 15 of them in the university sector.

Funding relief has reduced the solvency payment requirements of these 17 plans by about $240 million annually, thereby protecting jobs and programs. To date, at least 10 plans have successfully negotiated changes resulting in higher member contribution rates and/or reduced benefits for future service.

The 2012 Budget announced that the government would consider additional tools to enhance the sustainability and affordability of public-sector SEPPs, including measures to encourage equal cost- and risk-sharing between employers and plan members.

The government remains committed to ensuring these SEPPs move to equal cost-sharing for ongoing contributions within five years and exploring opportunities to support joint sponsorship as the model for pension plan governance and funding in Ontario’s public sector. To help realize efficiencies in plan administration and support joint sponsorship in the public sector, the government also intends to develop a framework that would, if specified conditions are met, permit the transfer of assets from SEPPs to JSPPs and allow SEPPs to be converted to JSPPs.

The government will also consider regulatory amendments that provide additional relief of solvency funding obligations, for public-sector SEPPs that have taken action to put their plan on a sustainable track, including movement to equal cost-sharing for ongoing contributions.

As announced in the 2012 Budget, the government is moving forward with proposed legislative amendments to eliminate barriers to the creation of new JSPPs in the electricity sector.

The government remains committed to engaging with both employer and labour representatives on the challenges facing electricity sector plans. To that end, the government intends to establish and chair a working group composed of employer and employee representatives to promote a common understanding of the pension challenges in the electricity sector and move towards a more sustainable framework.

The government will also explore whether further legislative amendments may be necessary to transform these plans.

Pooled Asset Management

Ontario’s public-sector institutions administer more than 100 defined-benefit, defined-contribution and hybrid pension plans. With few exceptions, each of these plans procures external investment management services independently, resulting in duplication and higher costs. A pooled asset management framework would allow smaller public-sector pension plans to benefit from the lower investment management costs, improved access to alternative investments and enhanced risk management that larger pension funds typically enjoy.

The 2012 Budget announced the government’s intention to introduce such a pooling framework for public-sector pension plans. The government appointed Bill Morneau as Pension Investment Advisor to consult with interested parties and develop recommendations for consideration. Mr. Morneau estimated that, if fully implemented, savings of $75 million to $100 million annually could be realized.

The government greatly appreciates Mr. Morneau’s recommendations, which were made public in November 2012, and continues to consult on his findings. Acknowledging the complexity of this undertaking, the government intends to establish a technical working group to advise on the design, governance and transition issues associated with the implementation of a new pooled asset management entity. The working group would report back to the Minister of Finance later this year with a detailed implementation plan.

Fairness in Benefit and Tax Programs

In 2013–14, the government will provide over $11 billion in support to people through benefit and tax programs, not including social assistance. The government will review these programs, including the Ontario Clean Energy Benefit, tax assistance, and other direct supports to ensure that they remain fair and affordable.

“Given that many of these benefit programs are not sustainable in their current form, the government will need to decide how best to target benefits to those who need them most.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, February 2012.

Many government programs already include eligibility criteria that target support to low- to middle-income people. For example, the 2012 Budget announced changes to improve the fairness of the Ontario Drug Benefit program by asking higher-income seniors to pay a larger share of their prescription drug costs.

The review will complement work underway to transform benefit delivery through the introduction of the My Benefits Account that would streamline access to income-based benefit programs.

Sustainability of Business Tax Support

Ontario’s business tax reforms will deliver $8.5 billion in tax cuts annually to business, improving Ontario’s tax competitiveness and business investment climate. In addition to major business tax reductions, Ontario has also made significant improvements in tax administration that have reduced compliance costs for businesses by more than $635 million per year.

Refundable tax credits are paid out regardless of whether a business is profitable. To enhance transparency and accountability, and as recommended by the Public Sector Accounting Board (PSAB), refundable tax credits are now reported as government expenses. This change recognizes that refundable tax credits are, in substance, transfers or grants made through the tax system.

Tax credits can help attract new business investment to the province; however, the rate of growth in refundable tax credits is not sustainable. In 2003–04, refundable business tax credits provided almost $270 million in support, while in 2012–13, they are estimated to have provided over $940 million — an average annual growth rate of 15 per cent.

“The level of support provided through tax credits may have made sense at a time when provincial tax rates were high and credits could help make Ontario more competitive for business investment. It makes less sense when Ontario’s tax system is already competitive for business investment because of major tax reforms.”

Commission on the Reform of Ontario’s Public Services, Public Services for Ontarians: A Path to Sustainability and Excellence, February 2012.

This Budget announces measures to reduce the cost of tax support to business. The 2012 Budget announced that the Apprenticeship Training Tax Credit (ATTC) would be reviewed for effectiveness and efficiency to better support the completion of apprenticeships. This Budget will better target ATTC support and help improve completion rates among ATTC-eligible trades. This measure will save $45 million in 2014–15, contributing to the government savings target for business support. See Chapter IV: Tax, Pension and Financial Services for additional details of this measure.

The Province currently exempts biodiesel from the 14.3 cent per litre tax under the Fuel Tax Act. Ontario is proposing to eliminate the biodiesel exemption effective April 1, 2014. This would save the Province about $4 million per year beginning in 2014–15. This exemption is no longer needed to encourage biodiesel consumption in Ontario as a result of the federal government’s Renewable Fuels Regulations. The Province will also consult with stakeholders on a provincial mandate for greener diesel fuels. See Chapter IV: Tax, Pension and Financial Services for further details.

Reviewing Business Support Programs

The 2012 Budget announced the creation of a Jobs and Prosperity Council headed by Gord Nixon. The Council released its final report, “Advantage Ontario,” in December 2012. Featuring 14 recommendations, the report is a call to action for government, business, the education sector, labour and others.

The government is already moving forward with three recommendations from the Council: creating Global Exporter Forums, piloting Commercialization and Innovation Vouchers, and working with the federal government on venture capital.

“In light of changing economic challenges and opportunities facing Ontario, the continuing evolution of global pressures, and difficult fiscal circumstances, the time has come to strategically evaluate and redesign Ontario’s business supports.”

Gord Nixon et al., “Advantage Ontario,” Jobs and Prosperity Council, 2012.

The Council also recommended that the government consolidate all business support funding into a new, single Jobs and Prosperity Fund focused on innovation, productivity and exports. The Fund will be designed to ensure ease of access for businesses, with strengthened accountability and transparency.

To follow up on and implement this recommendation, the government is announcing a technical panel to identify savings in business support and consolidate remaining programs into a Jobs and Prosperity Fund. The panel will evaluate the sustainability and effectiveness of refundable tax credits and direct funding programs according to the three policy filters recommended by the Council — innovation, productivity and increasing exports.

The panel will provide direction on whether existing refundable business tax credits should be restructured, discontinued, maintained or replaced with grants, which can often provide more timely direct assistance to business. The panel will also be asked to identify savings of 25 per cent in the Province’s administration of the programs. The panel will report back in six months. Further details will be announced by the Minister of Finance.

In 2013, Ontario businesses are planning to invest $103 billion in physical and intangible capital, while the government provided $2 billion in business support in 2012–13. Businesses invest more than 50 times what the Ontario government provides in direct business support and refundable tax credits every year. Business subsidies can shield the recipients from competitive pressure, create economic distortions and increase fiscal pressures.

Working in Partnership with Municipalities

The government remains committed to achieving greater efficiency and effectiveness in providing public services. This commitment is required from all levels of government, including municipalities.

Ontario Municipal Partnership Fund and Provincial Uploads

In early 2012, the government announced a review of the Ontario Municipal Partnership Fund (OMPF) and the phase-down of the program to $500 million by 2016 (i.e., $550 million in 2014, $525 million in 2015 and $500 million in 2016). As part of this review, the Province will be working with municipal partners on the redesign of the program.

The OMPF phase-down was part of the Province’s agreement through the Provincial-Municipal Fiscal and Service Delivery Review with municipalities to upload social assistance benefit programs as well as up to $125 million in court security and prisoner transportation costs off the property tax base.

Despite the Province’s fiscal challenges, the government will continue to honour its commitment to upload the municipal share of these costs off the property tax base. In 2013 alone, the benefit to municipalities as a result of the provincial uploads will total almost $1.4 billion. These uploads have ensured that more property tax dollars are available for important municipal priorities, including investments in infrastructure and economic development.

Together with the OMPF, the Province is providing municipalities with a combined benefit of over $1.9 billion in 2013 — more than three times the level of funding provided under the previous program.

The overall support to municipalities continues to increase, with provincial uploads more than offsetting the reduction to the program.

Ongoing Support to Municipalities

The Province is providing municipalities with ongoing support of approximately $3.4 billion in 2013 — an increase of 200 per cent from the level provided in 2003. This support includes funding provided through the OMPF, as well as the benefit from the provincial uploads and other initiatives benefiting the municipal sector.

Strengthening Ontario’s Property Tax System

Ontario’s property tax system plays a fundamental role in supporting local municipal services as well as the province’s elementary and secondary school system.

The Province has successfully implemented a number of important measures that have enhanced the stability and predictability of Ontario’s property tax system for both property owners and municipalities. A prime example of these enhancements was the introduction, in 2009, of a four-year reassessment cycle complemented by a four-year phase-in program.

The Province will continue to work with key stakeholders to identify potential opportunities to further refine Ontario’s property tax system. Building on recommendations made by the Ontario Ombudsman in 2006 and the Auditor General of Ontario in 2010, the Province will be working with the Municipal Property Assessment Corporation (MPAC), municipalities and taxpayer representatives to review options to further strengthen property assessment processes and the property tax system in Ontario.

This review will focus on areas where municipalities and taxpayer representatives have expressed an interest in working with the Province including:

►	reviewing the timelines for the assessment appeal process;

►	clarifying and refining the assessment methodologies applied to special-purpose business properties, such as mills, industrial lands, landfills and billboards; and

►	considering other opportunities to strengthen MPAC.

Improving Accountability

Improving accountability over the government’s publicly funded agencies and other government organizations is a fundamental part of the Province’s plan to manage responsibly. Over the past several years, the government has introduced a number of measures, strengthened policies and made legislative changes to enhance accountability. The Broader Public Sector Accountability Act, 2010, and subsequent amendments, introduced restrictions on the use of public funds to hire external lobbyists, expanded freedom-of-information legislation requirements to cover hospitals, required the public reporting of expenses of senior executives at hospitals and Local Health Integration Networks, established new rules for procurement and expenses for designated broader public-sector organizations, and brought in new rules to eliminate unnecessary perks for these entities. As well, new regulations and amendments to the Public Sector Salary Disclosure Act, 1996 have helped to strengthen accountability and reporting for the use of taxpayer funds.

Agency Accountability

Ontario continues to make progress in strengthening oversight of its agencies and other government organizations. Ministries will be required to undertake regular reviews of their agencies and other government organizations to ensure that achievement of results and value-for-money are obtained and that risks and required mitigation are addressed. The results of these reviews will be centrally assessed to ensure overall effectiveness of the ministries’ oversight processes and that any concerns have been properly managed. The government has also undertaken a benchmarking review with its electricity organizations to improve overall operating performance, efficiency, value for money and accountability of these organizations.

An Efficient and Effective Electricity Sector

The electricity sector is a critical component of the Ontario economy. Recent investments in the sector have enabled development of a clean, modern and reliable electricity system.

Over the last 10 years, about 11,500 megawatts (MW) of new and refurbished capacity have come online, reflecting investments of over $21 billion in the sector. Nearly 2,200 MW of new grid-connected renewable resources are expected to come online over the December 2012 to April 2014 period.

The Province is replacing coal-fired generation, and moving forward the closure date for Lambton and Nanticoke stations to the end of 2013. Ontario’s elimination of coal-fired electricity generation is the single largest greenhouse-gas reduction measure being undertaken in North America in this timeframe.

Ontario will continue to be a leader in smart-grid technology and energy conservation, and will see the creation of new-economy jobs through the deployment of leading energy-efficiency technologies in Ontario homes and businesses.

As new investments in renewable generation unfold, the government will seek the involvement of communities to inform the process and ensure projects are successfully integrated in these areas.

In 2012, the government launched an independent benchmarking review of Ontario Power Generation Inc. (OPG) and Hydro One Inc. Results of the review will help to improve efficiency as both companies continue to implement steps to reduce costs and operate more productively and smarter. Ontario Power Generation and Hydro One both have transformation initiatives in place that are delivering improvements to taxpayers and ratepayers.

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OPG’s business transformation initiative has already resulted in reduced headcount from operations by more than 1,000 over the period from 2011 to 2012, and OPG is targeting an additional about 1,000 headcount reduction for a total of 2,000 by the end of 2015.

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OPG reported lower expenses related to operations, maintenance and administration of $133 million in 2012 compared to 2011, due in part to cost-reduction measures reflecting headcount reductions and thermal unit closures.

►	Hydro One incurred lower operation, maintenance and administration expenditures of $21 million in 2012 compared to 2011 by cost-effectively managing the work program within its transmission business.

►	Hydro One’s new customer information system is being implemented in 2013 to improve customer service and corporate productivity, resulting in expected total savings of $24 million over two years.

The review also identified potential opportunities to further improve operating efficiency at OPG and Hydro One, and the government will work with OPG and Hydro One on their review and implementation, with a focus on Ontario-based solutions, such as the following:

►	OPG’s supply chain operations could achieve greater savings through strategic sourcing of products and services.

►	Hydro One could reduce costs in grid operations by improving the productivity in station maintenance.

►	Hydro One could reduce capital costs through increased use of engineering, procurement, and construction suppliers.

The government is also committed to engaging with both employer and labour representatives of its electricity agencies on pension reform to move towards a more sustainable framework.

ServiceOntario

ServiceOntario provides the people of this province with fast and easy access to government information and services, including registrations, certifications and licensing — all through one point of contact.

The government is conducting ongoing information collection, consultations and analysis to determine where there are additional areas of opportunity in ServiceOntario for improved value and customer service.

Analysis supports continuing ServiceOntario’s successful public-private partnership strategy and expanding it where it makes sense, pursuing further service integration opportunities and transformational initiatives such as the continued adoption of online services.

Ontario Northland Transportation Commission

The Province currently owns and operates the Ontario Northland Transportation Commission (ONTC), which provides transportation services to northern Ontario. The ONTC has been operating at a deficit, spending more money on operations and capital repairs than it makes in revenue, and Provincial funding has been increasing over time.

The Province remains committed to ensuring that northern communities and industries benefit from viable, efficient and sustainable transportation and communications systems. As part of the process of addressing ONTC’s ongoing shortfalls, while recognizing the transportation and communications needs of the north, the government has already:

►	ensured that every community served by the former Northlander train service continues to be served by ONTC motor-coach service;

►	moved forward on transferring the Niska I ferry, which runs between Moosonee and Moose Factory Island, to the Owen Sound Transportation Company, with no changes in service;

►	maintained the Polar Bear Express service; and

►	received submissions responding to a Request for Proposals for the Ontera telecommunication assets.

The government continues to transform the ONTC. The government will ensure that the voices of northern municipalities, Aboriginal communities, and key industry stakeholders are heard. In March 2013, the Minister of Northern Development and Mines established the ONTC Advisory Committee, which provides a collaborative opportunity for the exchange of ideas so that any decisions made will recognize the economic development value of transportation services in the north.

The government also recognizes the need to have a pan-northern transportation strategy and the path forward for ONTC will be considered as part of a broader review being conducted by the Ministry of Transportation on a Northern Ontario Multimodal Transportation Strategy.

Delivering Better Value for Money from Information Technology (IT) Investments

The government continues to pursue opportunities to deliver greater efficiency and better value for money by standardizing processes and leveraging horizontal opportunities in IT. The current data centre technology environment is vast and complex including over 8,000 application servers on 3,600 physical devices in multiple locations in the Ontario Public Service.

Information Technology has undertaken a number of initiatives to control costs and achieve on-going savings, including the consolidation of IT infrastructure and effective management of network services, telecommunications, and desktop services, resulting in $135 million in annual reductions since 2007–08. Further savings are being realized through an initiative underway that will rationalize data centre and related infrastructure technology operations, generating more than $20 million in annual savings by 2015–16. The data centre initiative will result in a reduction of data centres across the province, consolidating from 20 to two data centres in Guelph and Kingston.

The government is also working with representatives across the broader public sector from municipalities, universities, school boards, colleges, hospitals and government business enterprises to evaluate opportunities for common procurement of data network services. Results from the Network Services Productivity Team will be used to design a robust telecommunications network and business model that could generate cost savings and improve service delivery.

Managing the Size of the Ontario Public Service

The new government recognizes the important work of the Ontario Public Service to deliver vital services to citizens and propel this province forward.

Transformation of public services continues to move forward — to change the way public services are delivered to give Ontario families better value for money and eliminate overlap and duplication wherever possible. Public servants are dedicated to ensuring that the citizens of Ontario get the services they need in an efficient manner.

The government also remains committed to managing the overall size of the Ontario Public Service, while ensuring that essential services are not compromised.

The 2009 Budget announced measures to make the Ontario Public Service more efficient by reducing its size by five per cent or approximately 3,400 full-time equivalent staff over three years through attrition and other measures. The government achieved the five per cent reduction by March 31, 2012.

In the 2011 Budget, the government expanded on this target by committing to a further reduction of 1,500 full-time equivalent staff by March 31, 2014. The government is well on its way to meeting this commitment.

Chapter II

Ontario’s Economic Outlook and Fiscal Plan

Highlights

Ontario’s Economy

☑	Government-projected 2013 real GDP growth — 1.5 per cent.

☑	Private-sector average projected 2013 real GDP growth — 1.6 per cent.

☑	Government-projected 2014 real GDP growth — 2.3 per cent.

☑	Net new jobs in Ontario since October 2003: 607,700.

☑	Net new jobs in Ontario since recessionary low in June 2009: 398,100.

Ontario’s Finances

☑	2012–13 deficit — $9.8 billion, or 1.5 per cent of GDP — $5.0 billion lower than forecast in the 2012 Budget.

☑	Action taken by the government has allowed Ontario to report deficits lower than forecast for the fourth year in a row.

☑
The accumulated deficit is now almost $22 billion lower (or 3.2 per cent of GDP) than it would have been had the government not taken measures to be ahead of its fiscal targets in each of the last four years.

☑	2012–13 program spending growth is projected to be less than 1 per cent for the second year in a row.

☑	2013–14 deficit is more than $1.0 billion lower than projected in last year’s budget and program spending is unchanged from the 2012 Budget Plan.

Section A:	Overview

TABLE 2.1 2013 Budget — Numbers at a Glance
Ontario’s Economy:		Provincial Finances:
Projected Real GDP Growth, 2013	1.5%	2013–14 Deficit Projection	$11.7 billion
Avg. Private-Sector Growth, 2013	1.6%	2013–14 Revenue Plan	$116.8 billion
Projected Real GDP Growth, 2014	2.3%	2013–14 Expense Plan	$127.6 billion
Jobs since June 2009	398,100	2013–14 Reserve	$1.0 billion
Jobs since October 2003	607,700	Deficit-to-GDP Ratio (2012–13)	1.5%
Increase in Real GDP (2012 above 2003)1	13.0%	Accumulated Deficit-to-GDP Ratio (2003–04)	24.6%
Increase in Real Household Disposable Income (2012 above 2003)1	25.3%	Accumulated Deficit-to-GDP Ratio (2012–13)	25.0%
12012 real GDP and real household disposable income are Ontario Ministry of Finance estimates.

Eliminating the deficit is the single most important thing the government can do to secure Ontario’s prosperity. The Ontario government is moving forward with its plan to create jobs, strengthen the economy, and build stronger communities and a fair society across Ontario.

Ontario has created almost 400,000 jobs since June 2009, recovering all the jobs lost during the recession. The pace of job creation in Ontario since June 2009 is ahead of the Organisation for Economic Co-operation and Development (OECD) average and that of the United States. Ontario’s strong economic fundamentals, as well as government actions, have helped its economy recover from the global recession.

The deficit for 2012–13 is now estimated to be $9.8 billion — a $5.0 billion improvement compared with the 2012 Budget forecast. The fiscal year just ended marks the fourth year in a row that the Province has reported a deficit lower than forecast. Ontario is currently the only government in Canada that is projecting to be ahead of its fiscal targets four years in a row. In addition, it is one of only two governments in Canada that is on track to beat its fiscal target for 2012–13.

The Ontario government is committed to eliminating the deficit by 2017–18 in a way that is both fiscally responsible and fair, while strengthening the economy and building a more prosperous and fair Ontario. In addition to beating the deficit target for 2012–13, the Province is projecting an improvement of over $1.0 billion from the $12.8 billion deficit projected in the 2012 Budget for 2013–14. Achieving this forecast would represent the fifth year in a row the Province has exceeded its fiscal targets. Beyond 2013–14, the government is on track to meet the steadily declining deficit targets outlined in the 2012 Budget and achieve a $0.5 billion surplus in 2017–18.

Section B:	2012–13 Interim Fiscal Performance

Ontario’s deficit for 2012–13 is now projected to be $9.8 billion — a $5.0 billion improvement compared with the 2012 Budget forecast. Ontario continually showed improvement in the fiscal outlook throughout 2012–13, and is currently one of only two governments in Canada that is forecasting to outperform its target for the fiscal year just ended. As a result of both higher‐than‐projected revenue and lower‐than‐projected expense, the Ontario government continues to uphold the Province’s track record of beating its fiscal targets.

This marks the fourth year in a row Ontario is reporting a deficit lower than forecast — an accomplishment unmatched by any other Canadian government over the same period. The current projection represents an improvement of over 60 per cent from the 2009–10 deficit of $24.7 billion forecast in the fall of 2009, and maintains Ontario’s commitment to halve its deficit by 2013, as agreed to by the G20 Leaders at their Summit in Toronto in June 2010. The action taken by the government has resulted in an accumulated deficit that is almost $22 billion lower (or 3.2 per cent of GDP) than it would have been had the government not beaten its fiscal targets in each of the last four years.

TABLE 2.2 2012–13 In-Year Fiscal Performance ($ Millions)
	Budget Plan1	Interim	In-Year Change
Revenue	112,573	114,223	1,650
Expense
Programs	115,774	113,633	(2,140)
Interest on Debt	10,619	10,372	(247)
Total Expense	126,393	124,005	(2,387)
Reserve	1,000	–	(1,000)
Surplus/(Deficit)	(14,820)	(9,782)	5,037
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

Revenue in 2012–13 is projected to be $1,650 million above the Budget Plan, primarily due to higher one-time taxation revenues.

Total expense in 2012–13 is projected to be $2,387 million lower than forecast in the 2012 Budget, primarily due to the government’s commitment to manage growth in program spending — projected to be held to less than 1 per cent for the second year in a row — along with lower-than-forecast interest on debt expense.

Program expense is $2,140 million lower than projected in the 2012 Budget. This change is a result of the one-time savings in the education sector from the elimination of banked sick days for teachers and educational support workers, as well as efforts across all ministries to contain growth in spending and manage within their budgets. In fact, 16 of 25 ministries (or over 60 per cent) are projected to spend below their 2012 Budget allocation this year, helping to hold growth in program spending to less than 1 per cent for the second year in a row.

The $1.0 billion reserve was reduced by $500 million as part of the 2012–13 Third Quarter Ontario Finances, as the full amount was not expected to be needed by year-end. The 2012–13 interim outlook uses the remaining $500 million reserve to further improve the Province’s fiscal forecast and reduce the 2012–13 projected deficit.

The interim results for 2012–13 are based on information available at the end of March 2013. This interim forecast is subject to change as actual Provincial revenue and expense are finalized in the 2012–13 Public Accounts this summer.

In-Year Revenue Performance

Total revenue in 2012–13 is estimated to be $114,223 million. This is $1,650 million above the amount projected in the 2012 Budget. The increase is due to higher taxation revenues, higher net income from government business enterprises as well as higher other non-tax revenues. Lower Government of Canada transfers partially offset the overall increase.

►	Taxation revenues are $1,159 million higher, largely due to a one-time boost to Corporations Tax revenues from tax assessments during 2012 for years prior to 2011 and a higher 2011 tax base.

►	Income from Government Business Enterprises is $407 million higher, largely as a result of higher combined net incomes of Ontario Power Generation Inc. and Hydro One Inc.

►	Other non-tax revenues are $150 million higher, mainly due to higher-than-projected recoveries of prior-year expenditure by government ministries.

►
Government of Canada transfers are $66 million lower, mainly reflecting lower federal government infrastructure payments as a result of revised timelines for capital projects and lower transfers to consolidated government agencies. These reductions are largely offset by corresponding lower spending.

TABLE 2.3 Summary of Revenue Changes Since 2012 Budget1 ($ Millions)
		Interim 2012–13
Taxation Revenue
Corporations Tax	1,195
Electricity Payments-In-Lieu of Taxes	(193)
Land Transfer Tax	85
Personal Income Tax	61
All Other Taxes	11
		1,159
Government of Canada		(66)

Income from Government Business Enterprises
Ontario Power Generation Inc./Hydro One Inc.	313
Ontario Lottery and Gaming Corporation	61
Liquor Control Board of Ontario	33
		407
Other Non-Tax Revenue		150
Total Revenue Changes Since 2012 Budget		1,650
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

Revenue Changes

Highlights of key 2012–13 revenue changes from the 2012 Budget forecast are as follows:

►	Corporations Tax revenues are estimated to be $1,195 million above the 2012 Budget Plan, mainly due to a one-time boost from tax assessments for years prior to 2011 and a higher 2011 tax base.

►
Electricity Payments-In-Lieu of Taxes (PILs) are projected to be $193 million lower, primarily due to lower PILs for Ontario Power Generation Inc. (OPG) than were projected at the time of the 2012 Budget, as well as lower projected PILs from municipal electrical utilities.

►	Land Transfer Tax revenues are estimated to be $85 million higher than the 2012 Budget Plan as the Ontario housing market was stronger than expected.

►
Personal Income Tax revenues are estimated to be $61 million higher, mainly due to stronger revenues from processing 2011 tax returns. This is partially offset by lower projected growth in wages and salaries for 2012 and 2013.

►
All Other Taxes revenues combined are estimated to be $11 million higher on a net basis, largely because of higher-than-forecast Education Property Tax, Employer Health Tax and Mining Tax, partially offset by lower-than-forecast Tobacco Tax, Sales Tax, Fuel Tax and Gasoline Tax. Sales Tax revenue was a modest $28 million below forecast.

►
Government of Canada transfers are $66 million lower, mainly due to lower infrastructure revenue as a result of revised timelines for capital projects and lower transfers to consolidated government agencies. These reductions are largely offset by corresponding lower spending.

►
The combined net incomes of Ontario Power Generation Inc. and Hydro One Inc. are estimated to be $313 million higher than the 2012 Budget forecast, mainly reflecting lower operating costs at OPG and Hydro One, lower projected PILs and higher transmission revenues at Hydro One.

►	Net income from the Ontario Lottery and Gaming Corporation is projected to be $61 million higher, largely due to lower operating costs including administrative efficiencies.

►	Net income from the Liquor Control Board of Ontario is $33 million higher than projected, reflecting strong expense control and strong sales at newly opened stores.

►	Other Non-Tax Revenue is projected to be $150 million higher, mainly reflecting higher-than-projected recoveries of prior-year expenditure by government ministries in 2012–13.

In-Year Expense Performance

Total expense in 2012–13 is currently projected to be $2,387 million lower than the 2012 Budget forecast. The revised projection is a result of the government’s efforts to manage growth in program expense, and lower-than-projected interest on debt expense.

Growth in program spending between 2011–12 and 2012–13 is now projected to be only 0.9 per cent. This marks the second consecutive year that program spending growth has been held below 1 per cent.

Interest on debt expense is $247 million lower than projected in the 2012 Budget, primarily reflecting the impact of lower-than-forecast interest rates and the lower deficits for 2011–12 and 2012–13.

TABLE 2.4 Summary of Expense Changes Since 2012 Budget 1 ($ Millions)
Interim 2012–13
Program Expense Changes2
Health Sector	(560.1)
Education Sector3	(1,490.8)
Postsecondary and Training Sector	(137.7)
Children’s and Social Services Sector	(81.5)
Justice Sector	(57.0)
Other Programs	186.9
Total Program Expense Changes	(2,140.3)
Interest on Debt	(247.0)
Total Expense Changes Since 2012 Budget	(2,387.3)
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update.
2 Excludes fiscally neutral transfers between ministries.
3 Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.
Note: Numbers may not add due to rounding.

Expense Changes

Highlights of key expense changes since the 2012 Budget include the following:

►
Health sector expense is projected to decrease by $560.1 million, primarily due to lower-than-projected spending by hospitals through effective management of their budgets, savings in the Ontario Drug Program, lower-than-planned spending in various ministry programs, such as clinical education, and lower-than-expected capital expense mainly due to revised amortization expense projections for hospitals.

►
Education sector expense is projected to decrease by $1,490.8 million, primarily due to $1,133 million in one-time savings associated with reducing liabilities carried by school boards for sick-day banking and retirement gratuities, and for grandfathering retiree health benefits for education sector workers; and other lower-than-expected school board expense.

►
Postsecondary and training sector expense is projected to decrease by $137.7 million, mainly due to underspending in student financial assistance and employment and training programs, due to lower-than-expected client demand and program uptake.

►
Children’s and social services sector expense is projected to decrease by $81.5 million, primarily due to lower-than-projected expenditures on the Children’s Activity Tax Credit and the Ontario Child Benefit, and lower-than-forecast caseloads and expenditures in Ontario Works.

►
Justice sector expense is expected to decrease by $57.0 million, primarily as a result of lower-than-expected costs related to municipal policing, lower overtime costs and other internal efficiencies, as well as lower-than-expected capital expense, primarily due to delays in the purchase of furniture and equipment for courthouse projects.

►
Other programs expense is projected to increase by $186.9 million, mainly due to the impact of providing additional resources for emergency forest firefighting services, as well as updated pension expense and tax credit forecasts.

►
Interest on debt expense for 2012–13 is projected to be $247.0 million lower than forecast in the 2012 Budget, primarily reflecting the impact of lower-than-forecast interest rates and lower deficits for 2011–12 and 2012–13.

Section C:	Ontario’s Economic Outlook

Overview

TABLE 2.5 2013 Budget — Numbers at a Glance
Projected Real GDP Growth, 2013	1.5%
Average Projected Private-Sector Growth, 2013	1.6%
Projected Real GDP Growth, 2014	2.3%
Net New Jobs since June 2009	398,100
Net New Jobs since October 2003	607,700
Increase in Real GDP (2012 above 2003)1	13.0%
Increase in Real Household Disposable Income (2012 above 2003)1	25.3%
1 Real GDP and real household disposable income are Ontario Ministry of Finance estimates.
Sources: Statistics Canada, Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (April 2013).

Ontario’s economy is expected to grow at a moderate pace over the next several years. Business investment is helping Ontario’s economy adopt new technologies to produce more innovative goods and services and to expand into new trade markets. As a result, trade is expected to be a key contributor to growth over the medium term. In particular, Ontario will benefit from stronger exports to the United States, as the U.S. economic recovery gains momentum. Over the medium term, consumer spending growth is expected to be in line with the gains in household incomes.

Over the next four years, Ontario is expected to create nearly 400,000 net new jobs, resulting in a steady decline in the unemployment rate to 6.6 per cent by 2016.

While a forecast of sustained moderate growth is a reasonable basis for planning, there are considerable risks in the global economy. Economic and fiscal uncertainty in Europe and the United States continues to pose significant risks for Ontario’s economy.

For planning purposes, the Ministry of Finance is assuming real gross domestic product (GDP) growth of 1.5 per cent in 2013, 2.3 per cent in 2014, and 2.4 per cent in both 2015 and 2016.1

TABLE 2.6 Ontario Economic Outlook (Per Cent)
	2010	2011	2012	2013p	2014p	2015p	2016p
Real GDP Growth	3.2	1.8	1.6	1.5	2.3	2.4	2.4
Nominal GDP Growth	5.2	4.7	2.9	3.0	4.1	4.2	4.2
Employment Growth	1.7	1.8	0.8	1.2	1.4	1.5	1.5
CPI Inflation	2.5	3.1	1.4	1.5	2.0	2.0	2.0
p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

1	Based on information available to April 16, 2013.

Recent Economic Developments

Ontario real GDP increased by 1.6 per cent in 2012, following an increase of 1.8 per cent in 2011. Solid gains in business investment and international exports as well as continued growth in household spending were the main contributors to economic growth last year.

Ontario’s Economic Performance Since the Recession

Ontario’s economy was hard hit by the global recession with real gross domestic product (GDP) declining by 5.2 per cent from the second quarter of 2008 to the second quarter of 2009. Employment dropped by 266,000 net jobs or 4.0 per cent from September 2008 to the recessionary low in June 2009.

Ontario’s solid economic fundamentals, combined with strong government action, helped the economy recover from the global recession. Government investment in infrastructure, business investment in plant and equipment, and strong growth in residential construction supported Ontario’s recovery, with major economic indicators, including real economic output and employment, rising above pre-recession levels. Ontario’s real GDP has increased by 8.0 per cent since the recessionary low in the second quarter of 2009. As of the fourth quarter of 2012, real GDP was 2.4 per cent above its pre-recession peak.

Since the recessionary low in June 2009, 398,100 net jobs have been created. A strong recovery of 372,300 full-time jobs accounted for the majority of the employment gains since the end of the recession, while part-time employment increased by 25,800 net jobs. The majority of the net new jobs were in the private sector and in industries paying above-average wages. As of March 2013, Ontario had 132,300 more jobs than at the pre-recession peak in September 2008. Ontario’s unemployment rate has also declined from a recessionary high of 9.4 per cent in June 2009 to 7.7 per cent in March 2013.

The pace of job creation in Ontario since June 2009 is ahead of the Organisation for Economic Co-operation and Development (OECD) average and that of the United States.

In addition, the pace of job creation in Ontario since June 2009 is ahead of all the Great Lakes States and the rest of Canada combined.

Global Economic Developments and Outlook

The global economy weakened in 2012 as the European debt crisis worsened. There were numerous credit-rating downgrades of countries and global financial institutions. Weak demand and financial-market volatility resulted in Europe falling back into recession. The weakness in Europe extended globally, causing slower growth in emerging markets. However, actions taken by the European Central Bank have mitigated the severity of the crisis, helping to lower bond yields in affected countries and relieving financial stress.

Many of the factors that restrained global growth last year have begun to dissipate, with the result that world economic growth is expected to improve from 3.2 per cent in 2012 to 3.3 per cent in 2013. However, global uncertainty and renewed concerns about Europe containing the debt crisis remain key risks to global growth.

Although the situation varies greatly from country to country, real GDP in the European Union fell by 0.3 per cent in 2012 and is expected to decline by a further 0.1 per cent in 2013. Growth is expected to remain relatively subdued, increasing by just 1.2 per cent in 2014.

The direct impact of the recession in Europe on Ontario has been limited. Ontario’s exports to the European Union account for just over 12 per cent of total international merchandise exports and rose 2.5 per cent in 2012.

U.S. Economy

The U.S. economy continues to recover at a steady, albeit modest, pace. Economic growth in the final quarter of 2012 was essentially unchanged, but this largely reflected a number of temporary factors, including Hurricane Sandy. Going forward, U.S. growth is expected to improve as many of the “headwinds” that have held back the U.S. economy begin to abate.

The U.S. housing market is recovering, supported by low borrowing costs, steady employment gains and improving consumer confidence. Housing starts, while still at historically low levels, climbed nearly 30 per cent to 0.8 million in 2012 and are expected to rise to 1.0 million in 2013 and 1.2 million in 2014. House prices are recovering and are now 7.3 per cent above the lows reached in 2011. Household net worth has almost fully recovered from the recession, which will help support consumer spending and residential investment. Motor vehicle sales reached a five-year high of 14.4 million units in 2012 and are forecast to reach over 16 million units by 2016. Expansion in the U.S. manufacturing sector, with rising employment and output, has provided further support to the broad-based recovery.

Despite the encouraging signs of economic recovery, U.S. fiscal uncertainty remains a significant downside risk. Tax increases implemented at the beginning of this year, alongside spending cuts currently underway, will partly offset private-sector demand growth that is fuelling the U.S. recovery. Beyond the near term, it is crucial for the global economy that the U.S. government establish a credible plan to limit the growth in federal debt.

U.S. real GDP is expected to grow by 2.1 per cent this year and average 2.9 per cent over the 2014–16 period. Employment is projected to improve modestly, with the unemployment rate declining to 6.3 per cent by 2016.

Although the share of Ontario exports to the United States has trended lower in recent years, the United States remains by far Ontario’s largest trading partner. It was the destination for over 78 per cent of the province’s international merchandise exports in 2012. Ontario exports of motor vehicles and parts to the United States totalled $54.5 billion in 2012, up 17 per cent from 2011.

Oil Prices

The price of West Texas Intermediate (WTI) crude oil averaged $94 US per barrel in 2012, just below $95 US per barrel in 2011. Oil production in the United States and Canada has continued to increase, adding to transportation bottlenecks and rising inventories. As a result, the WTI benchmark continues to trade below other global benchmarks.

Oil and oil products are a major import for Ontario. In 2012, domestic and foreign imports of oil and oil products cost Ontario $21 billion. Domestic sources supplied about 92 per cent of Ontario’s crude oil requirements in 2012, with the majority coming from Western Canada.

Over the next few years, North American production is expected to contribute significantly to global oil supply growth. Increasing U.S. pipeline capacity will reduce bottlenecks in the Midwest and increase supply to the Gulf Coast —the location of the majority of U.S. refining capacity. This should help to narrow WTI’s discount to other crude oil benchmarks.

Despite increases in North American supply, strengthening global economic growth will raise oil demand and support price increases. The Ministry of Finance forecasts that the price of WTI crude oil will average $94 US per barrel in 2013. Current private-sector forecasts for the price of WTI crude oil in 2013 range from $88 US to $99 US per barrel. The Ministry of Finance is currently assuming that the price of WTI will average $98 US per barrel in 2014, $99 US in 2015 and $100 US in 2016.

The Canadian Dollar

The Canadian dollar fluctuated around parity with the U.S. dollar in 2012, declining to a low of 97.3 cents in June and rising to a high of 102.2 cents in September. Since September, the Canadian dollar has fallen below parity, dropping about four per cent. Private-sector forecasts for the Canada-U.S. dollar exchange rate in 2016 range from an appreciation to 106 cents US to a depreciation to 91 cents US.

Financial Markets

Interest rates remain low as central banks around the world maintain accommodative policies to support economic recovery. In addition, Canada’s strong fiscal position relative to other countries has increased investor demand for Canadian bonds, keeping yields at historically low levels. The yield on 10-year Government of Canada bonds fell to a record low of 1.58 per cent in mid-July 2012.

Since September 2010, the Bank of Canada has maintained its target for the overnight rate at one per cent. The Bank of Canada is expected to keep its policy interest rate near historic lows until at least late 2014. Private-sector economists expect the interest rate on three-month treasury bills to average 1.0 per cent this year, rise to 1.2 per cent in 2014 and reach 3.1 per cent by 2016. The average forecast for the yield on 10-year Government of Canada bonds is a gradual rise from 2.0 per cent in 2013 to 3.9 per cent in 2016.

Forecasts for key external factors are summarized in the table below. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 2.7 Outlook for External Factors
	2010	2011	2012	2013p	2014p	2015p	2016p
World Real GDP Growth (Per Cent)	5.2	4.0	3.2e	3.3	4.0	4.4	4.5
U.S. Real GDP Growth (Per Cent)	2.4	1.8	2.2	2.1	2.7	3.1	2.9
West Texas Intermediate Crude Oil ($US/bbl.)	79	95	94	94	98	99	100
Canadian Dollar (Cents US)	97.1	101.1	100.1	98.0	99.5	100.0	99.5
Three-Month Treasury Bill Rate1 (Per Cent)	0.6	0.9	0.9	1.0	1.2	1.9	3.1
10-Year Government Bond Rate1 (Per Cent)	3.2	2.8	1.9	2.0	2.6	3.2	3.9
e = estimate. p = Ontario Ministry of Finance planning projection based on external sources.
1 Government of Canada interest rates.
Sources: IMF World Economic Outlook (April 2013), U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March and April 2013), CME Group, Bank of Canada, Ontario Ministry of Finance Survey of Forecasts (April 2013) and Ontario Ministry of Finance.

Table 2.8 provides the current estimate of the impact of changes in key external factors on the growth of Ontario’s real GDP, assuming that other external factors remain unchanged. The relatively wide range for the impacts reflects uncertainty in estimates of how the economy would respond to changing external conditions.

TABLE 2.8 Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.8	+0.2 to +0.9
Crude Oil Prices Increase by $10 US per Barrel	–0.1 to –0.3	–0.1 to –0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.3 to +0.7	+0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point	–0.1 to –0.5	–0.2 to –0.6
Source: Ontario Ministry of Finance.

Outlook for Ontario Economic Growth

The Ministry of Finance is projecting continued growth in Ontario’s economy. Real GDP is projected to grow by 1.5 per cent in 2013, 2.3 per cent in 2014, and 2.4 per cent in both 2015 and 2016. Growth is expected to be supported by gains in exports and business investment. Household spending will grow in line with income, which will be supported by employment and wage gains. Government spending on goods and services is not expected to contribute to growth over the next several years as all levels of government restrain spending.

Job creation is expected to strengthen over the medium term, with employment increasing by 1.2 per cent in 2013, 1.4 per cent in 2014, and 1.5 per cent in both 2015 and 2016. By 2016, Ontario will have created nearly 400,000 net new jobs compared to 2012. The solid gains in employment will allow the unemployment rate to decline steadily from 7.7 per cent in 2013 to 6.6 per cent by 2016.

Ontario Consumer Price Index (CPI) inflation fell to 1.4 per cent in 2012 from 3.1 per cent in 2011. The softer pace of inflation in 2012 was largely due to more muted increases in the price of gasoline. Consumer price inflation is forecast to be 1.5 per cent in 2013 and then rise to 2.0 per cent in 2014, the mid-point of the Bank of Canada’s target range for Canadian CPI inflation.

Real household spending growth is expected to remain steady this year at 1.6 per cent, in line with real income, as elevated household debt loads restrain credit demand. Over the 2014–16 period, real household spending growth is expected to average 2.3 per cent per year.

The Ontario housing market has been strong since the recent recession, supported by solid underlying demand and record-low mortgage rates. The average resale home price in Ontario has increased more than 43 per cent from the recessionary low in October 2008. However, recent changes to mortgage rules — reducing the amortization period and increasing the minimum down payment — appear to have successfully provided an offset to the stimulative effect of record-low mortgage rates. Recent housing indicators have pointed to a cooling in the market, supporting expectations for a “soft landing” correction. As a result, house prices, home resales and housing starts are expected to ease only moderately over the next two years. Although interest rates are expected to rise over the medium term, mortgage carrying costs are expected to remain affordable.

Canada’s household debt-to-income ratio was 165.0 per cent in the fourth quarter of 2012. When adjusted to the U.S. methodology, it was 153.9 per cent, above the comparable U.S. ratio of 138.7 per cent. Although the rate of increase has moderated, the level of household debt in Canada remains elevated and continues to represent a risk for the outlook.

The rise in household indebtedness over the past decade has been offset by the decline in consumer interest rates, which has kept debt servicing costs affordable. Going forward, interest rates are expected to rise only gradually.

Importantly, the rise in household debt has been matched by an even larger increase in household assets. As a result, the net worth of Canadian households has increased, reaching a high of $7.0 trillion in the fourth quarter of 2012.

Business investment has been one of the leading contributors to Ontario’s economic growth since the recent recession. The growth in investment has been supported by both a recovery of corporate profits and a more competitive tax system resulting from Ontario’s Tax Plan for Jobs and Growth— including the Harmonized Sales Tax. Productivity-enhancing machinery and equipment investment has jumped 39.4 per cent since its trough in the fourth quarter of 2009.

Growth in machinery and equipment investment is forecast to remain buoyant, increasing by 3.8 per cent in 2013 and by an average annual rate of 5.8 per cent over the 2014–16 period. Investment in non-residential construction is expected to increase by an average of 3.3 per cent annually over the 2013–16 period.

Continuing growth in U.S. consumption and business investment, including steady gains in motor vehicle sales, will support Ontario exports. Real exports are projected to increase by an average of 2.9 per cent annually between 2013 and 2016, outpacing a 2.1 per cent increase in imports. This will lead to an improvement in Ontario’s net trade position and contribute to overall economic growth.

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2013 to 2016.

TABLE 2.9 The Ontario Economy, 2011 to 2016 (Per Cent Change)
	Actual		Projection
	2011	2012	2013	2014	2015	2016
Real Gross Domestic Product	1.8	1.6	1.5	2.3	2.4	2.4
Household Consumption	2.1	1.4	1.6	2.2	2.3	2.4
Residential Construction	3.8	6.5	(2.6)	(1.7)	1.0	2.4
Non-residential Construction	5.3	1.4	3.0	3.2	3.2	3.6
Machinery and Equipment	19.7	3.3	3.8	6.2	5.7	5.5
Exports	5.7	5.1	1.7	3.8	3.4	2.9
Imports	7.5	3.8	1.7	2.3	2.2	2.2
Nominal Gross Domestic Product	4.7	2.9	3.0	4.1	4.2	4.2
Other Economic Indicators
Retail Sales	3.6	1.5	2.5	3.8	3.8	3.8
Housing Starts (000s)	67.8	76.7	61.0	60.0	65.0	68.0
Home Resales	2.7	(2.1)	(4.5)	(2.0)	0.5	2.0
Primary Household Income1	3.3	2.7	2.8	3.9	4.2	4.5
Compensation of Employees1	3.4	2.8	2.8	3.7	4.3	4.3
Net Operating Surplus — Corporations1	18.6	1.2	3.3	5.0	4.0	4.0
Consumer Price Index	3.1	1.4	1.5	2.0	2.0	2.0
Employment	1.8	0.8	1.2	1.4	1.5	1.5
Job Creation (000s)	121	52	83	98	107	107
Unemployment Rate (Per Cent)	7.8	7.8	7.7	7.4	7.0	6.6
Key External Variables
U.S. Real Gross Domestic Product	1.8	2.2	2.1	2.7	3.1	2.9
WTI Crude Oil ($ US per Barrel)	95	94	94	98	99	100
Canadian Dollar (Cents US)	101.1	100.1	98.0	99.5	100.0	99.5
3-month Treasury Bill Rate2	0.9	0.9	1.0	1.2	1.9	3.1
10-year Government Bond Rate2	2.8	1.9	2.0	2.6	3.2	3.9
1 See Glossary for further details.
2 Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March and April 2013), CME Group and Ontario Ministry of Finance.

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts in order to inform the government’s planning assumptions. All of these private-sector economists are forecasting continued growth for the Ontario economy in 2013 and the following three years. On average, private-sector forecasters are projecting growth of 1.6 per cent in 2013, 2.4 per cent in 2014, and 2.5 per cent in both 2015 and 2016.

In the process of preparing the 2013 Budget, the Minister of Finance met with private-sector economists to hear their views on the economic outlook and Ontario’s prospects. Additionally, the Ontario Economic Forecast Council, established by the Fiscal Transparency and Accountability Act, 2004, reviewed the Ministry of Finance’s economic assumptions. All council members found the assumptions to be reasonable.

TABLE 2.10 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2013	2014	2015	2016
BMO Capital Markets (April)	1.5	2.3	–	–
Central 1 Credit Union (March)	1.7	2.2	2.5	2.7
Centre for Spatial Economics (March)	1.7	1.7	2.1	2.0
CIBC World Markets (April)	1.6	2.5	2.3	2.1
Conference Board of Canada (February)	1.9	2.7	2.4	2.3
Desjardins Group (March)	1.6	2.5	–	–
IHS Global Insight (February)	1.7	2.6	2.7	2.6
Laurentian Bank Securities (March)	1.5	2.3	–	–
National Bank (March)	1.2	2.4	–	–
RBC Financial Group (March)	1.6	2.8	–	–
Scotiabank Group (March)	1.5	2.1	–	–
TD Bank Financial Group (April)	1.4	2.5	–	–
University of Toronto (March)	1.3	2.7	2.9	3.0
Private-Sector Survey Average	1.6	2.4	2.5	2.5
Ontario’s Planning Assumption	1.5	2.3	2.4	2.4
Sources: Ontario Ministry of Finance Survey of Forecasts (April 2013) and Ontario Ministry of Finance.

Change in the Economic Outlook

Over the last year, there has been a downward shift in economic growth expectations. The outlook for growth in 2013 and 2014 has softened, reflecting a somewhat weaker U.S. outlook and the European recession. The average private-sector forecast for real growth is currently 1.6 per cent for 2013, down over half a percentage point from the projection at the time of the 2012 Budget. Forecasts for 2014 and 2015 have also edged down from a year ago.

Comparison to the 2012 Budget

Forecasts for growth are lower than projected at the time of the 2012 Budget. The slower projected growth for Ontario reflects weaker U.S. and European economic growth.

TABLE 2.11 Changes in Key Economic Forecast Assumptions 2012 Budget to 2013 Budget (Per Cent Change)
	2012		2013p		2014p
	2012 Budget	Actual	2012 Budget	2013 Budget	2012 Budget	2013 Budget
Real Gross Domestic Product	1.7	1.6	2.2	1.5	2.4	2.3
Nominal Gross Domestic Product	3.4	2.9	4.1	3.0	4.2	4.1
Retail Sales	3.0	1.5	3.7	2.5	3.9	3.8
Housing Starts (000s)	64.0	76.7	63.0	61.0	69.0	60.0
Primary Household Income1	2.9	2.7	3.7	2.8	4.2	3.9
Compensation of Employees1	3.2	2.8	4.2	2.8	4.3	3.7
Net Operating Surplus — Corporations1	4.0	1.2	4.6	3.3	4.9	5.0
Employment	0.9	0.8	1.3	1.2	1.5	1.4
Job Creation (000s)	59	52	89	83	103	98
Key External Variables
WTI Crude Oil ($ US per Barrel)	100	94	104	94	106	98
U.S. Real Gross Domestic Product	2.3	2.2	2.6	2.1	3.0	2.7
Canadian Dollar (Cents US)	98.0	100.1	101.0	98.0	102.5	99.5
3-month Treasury Bill Rate2 (Per Cent)	0.9	0.9	1.4	1.0	2.4	1.2
10-year Government Bond Rate2 (Per Cent)	2.2	1.9	2.8	2.0	3.8	2.6
p = Ontario Ministry of Finance planning projection.
1 See Glossary for further details.
2 Government of Canada interest rates.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, CME Group, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March 2012 and April 2013) and Ontario Ministry of Finance.

Section D:	Ontario’s Revenue Outlook

Ontario government revenues are projected to increase over the forecast period, largely reflecting the outlook for Ontario economic growth.

TABLE 2.12 Summary of Medium-Term Outlook ($ Billions)
	Interim 2012–13	Plan 2013–14	Outlook
Revenue			2014–15	2015–16
Personal Income Tax	26.1	27.6	29.0	30.6
Sales Tax	21.1	21.9	22.7	23.7
Corporations Tax	12.0	11.3	11.1	11.3
Ontario Health Premium	3.1	3.2	3.4	3.6
Education Property Tax	5.7	5.7	5.7	5.8
All Other Taxes	12.3	12.4	12.7	13.0
Total Taxation Revenue	80.3	82.0	84.6	88.0
Government of Canada	21.7	22.5	23.2	24.0
Income from Government Business Enterprises	4.5	4.5	5.0	5.4
Other Non-Tax Revenue	7.8	7.9	7.8	7.5
Total Revenue	114.2	116.8	120.5	124.9
Note: Numbers may not add due to rounding.

Revenues are projected to increase at an average annual rate of 3.0 per cent over the 2012–13 to 2015–16 period. The revenue forecast is based on the Ministry of Finance economic outlook (detailed in Section C: Ontario’s Economic Outlook in this chapter).

TABLE 2.13 Personal Income Tax Revenue Outlook ($ Billions)
	Interim 2012–13	Plan 2013–14	Outlook
Revenue			2014–15	2015–16
Total Projected Revenue	26.1	27.6	29.0	30.6
Measures Included in Total1	0.1	0.3	0.4	0.5
Base Revenue2	26.1	27.3	28.5	30.1
Base Revenue Growth (Per Cent)	–	4.6	4.6	5.5
Wages and Salaries Growth (Per Cent)	–	2.8	3.7	4.3
1 Represents the incremental revenue impact of all tax measures, announced previously or in this Budget, relative to their impact on revenue in 2012–13. The 2012–13 figure also includes Public Accounts prior-year adjustments.
2 Total Projected Revenue less the impact of tax measures or other one-time factors such as prior-year adjustments. Base Revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

The outlook for wages and salaries growth is the primary driver of the forecast for Personal Income Tax (PIT) revenue. Total projected PIT revenue includes previously announced tax measures such as the Deficit-Fighting High-Income Tax Bracket. After adjusting for the impact of these measures, the PIT revenue base grows at an average annual rate of 4.9 per cent over the forecast period. This compares to average annual growth of 3.6 per cent in wages and salaries over the same period. Personal Income Tax revenue tends to grow at a faster rate than incomes due to the progressive structure of the tax system.

TABLE 2.14 Sales Tax Revenue Outlook ($ Billions)
	Interim 2012–13	Plan 2013–14	Outlook
Revenue			2014–15	2015–16
Total Projected Sales Tax Revenue1	21.1	21.9	22.7	23.7
Measures Included in Total2	–	0.3	0.4	0.4
Adjustments For Prior Years	0.2	–	–	–
Sales Tax Base Revenue3	20.9	21.5	22.3	23.4
Sales Tax Base Revenue Growth (Per Cent)	–	2.9	3.6	4.7
Nominal Household Consumption Growth (Per Cent)	–	2.8	4.1	4.1
1 Sales Tax Revenue is reported net of both the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2 Represents the incremental revenue impact of all tax measures, announced previously or in this Budget, relative to their impact on revenue in 2012–13.
3 Total Projected Revenue less the impact of tax measures or other one-time factors such as prior-year adjustments. Base Revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

Sales Tax revenue, after adjustments for measures and prior-year amounts, is projected to grow based primarily on growth in consumer spending. Total projected Sales Tax revenue includes measures such as those proposed in the 2012 Budget to address the underground economy. Prior-year adjustments of $0.2 billion in 2012–13 mainly reflect variances from past Public Accounts. After accounting for measures and prior-year adjustments, the Sales Tax revenue base grows at an average annual rate of 3.7 per cent over the forecast period, consistent with average annual consumer spending growth of 3.7 per cent over the same period.

TABLE 2.15 Corporations Tax Revenue Outlook ($ Billions)
	Interim 2012–13	Plan 2013–14	Outlook
Revenue			2014–15	2015–16
Total Projected Revenue	12.0	11.3	11.1	11.3
Measures Included in Total1	–	0.1	0.1	–
One-Time Adjustments	0.5	–	–	–
Other Adjustments2	1.3	0.7	0.2	0.1
Base Revenue3	10.1	10.4	10.8	11.2
Base Revenue Growth (Per Cent)	–	2.9	3.8	3.1
Net Operating Surplus – Corporations Growth (Per Cent)	–	3.3	5.0	4.0
1 Represents the incremental revenue impact of all tax measures, announced previously or in this Budget, relative to their impact on revenue in 2012–13.
2 Other Adjustments include net timing of payments adjustments due to the difference between projected Corporations Tax (CT) revenue entitlements and projected federal CT remittances.
3 Total Projected Revenue less the impact of tax measures or other one-time factors such as prior-year adjustments. Base Revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

The forecast for Corporations Tax (CT) revenue is based largely on the projected annual growth in the net operating surplus of corporations. One-time adjustments in 2012–13 include an increase from processing of corporate tax returns for years prior to 2011. Total projected CT revenue also includes the impact of previously announced tax measures, including measures announced in the 2012 Budget to enhance corporate tax compliance. For further details, see the section entitled Revenue Integrity and the Underground Economy in Chapter IV: Tax, Pension and Financial Services. After accounting for tax measures and adjustments, the CT revenue base grows at an average annual rate of 3.2 per cent over the forecast period.

The Ontario Health Premium (OHP) is based on the outlook for employment and household income growth. Ontario Health Premium base revenues are projected to increase by an average annual rate of 4.7 per cent over the forecast period.

Education Property Tax revenue is projected to increase by an average annual rate of 0.8 per cent over the forecast period, largely due to growth in the property assessment base as a result of new construction. The forecast also reflects the ongoing impacts of measures announced in the 2012 Budget to freeze the Business Education Tax reduction plan, beginning in 2013.

Revenues from All Other Taxes are projected to increase at an average annual rate of 1.9 per cent over the forecast period. The relatively modest rate of growth in revenues from this category reflects the inclusion of volume-based taxes such as Gasoline Tax, Fuel Tax, Tobacco Tax, and Beer and Wine Tax.

The forecast for Government of Canada transfers is based on existing federal-provincial funding arrangements. Revenues are expected to grow at an average annual rate of 3.4 per cent over the forecast period, largely reflecting growth in major ongoing federal funding programs such as the Canada Health Transfer and Canada Social Transfer.

The forecast for Income from Government Business Enterprises is based on information provided by the individual enterprises. Overall revenue from government enterprises is projected to increase by $1.0 billion between 2012–13 and 2015–16, or at an average annual rate of 6.7 per cent. The projected increase over the medium term is primarily due to higher projected net incomes from the Liquor Control Board of Ontario (LCBO) and the Ontario Lottery and Gaming Corporation (OLG).

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies. Between 2012–13 and 2015–16, other non-tax revenues are projected to decrease by $0.3 billion, largely reflecting lower power-supply contract recoveries over the medium term. These recoveries are fiscally neutral, being offset by power-supply contract costs.

Key Changes in the Medium-Term Revenue Outlook Since the 2012 Budget

Revenues are projected to be higher in 2012–13 compared to the 2012 Budget outlook mainly due to one-time factors. Slower economic growth, particularly for 2012 and 2013, results in lower revenues by 2014–15.

TABLE 2.16 Summary of Medium-Term Revenue Changes Since the 2012 Budget 1 ($ Billions)
	2012–13	2013–14	2014–15
Impact of Change in Nominal GDP Growth	(0.1)	(0.8)	(1.3)
Higher Tax Revenue Base	0.5	1.2	0.6
One-Time Impacts	0.9	–	–
Federal Transfers	(0.1)	(0.5)	(0.3)
Government Business Enterprises	0.4	–	(0.3)
Other Revenue	–	0.3	0.2
Total Revenue Changes	1.7	0.2	(1.1)
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

The outlook for nominal GDP growth is half a percentage point lower in 2012 and 1.1 percentage points lower in 2013 compared to the 2012 Budget outlook. The decline lowers taxation revenue by $0.1 billion in 2012–13 and by $1.3 billion by 2014–15.

The tax revenue base upon which growth is projected is higher, due primarily to the net impact of 2011 corporate and personal income tax return processing and revised Harmonized Sales Tax entitlement estimates.

One-time impacts, largely related to Corporations Tax (CT), increase revenues in 2012–13 mainly due to a one-time boost to CT revenues from tax assessments for years prior to 2011.

Federal transfers are projected to be lower over the medium term, largely due to lower-than-forecast Equalization payments in 2013–14 and 2014–15. The lower projected Equalization payments reflect, in part, the one-time boost to CT revenues in 2012–13 due to prior-year assessments.

Income from Government Business Enterprises (GBEs) is higher in 2012–13 due to stronger-than-projected performance from all GBEs. Hydro One and OPG now project higher combined net income than had been forecast in the 2012 Budget. While the OLG and the LCBO have had significant year-to-year growth, their net income in the near term will be lower than projected in the 2012 Budget.

The increase in other revenue is due largely to higher revenue from government agencies.

Risks to the Revenue Outlook

Ontario’s revenue outlook is based on reasonable assumptions about the pace of growth in Ontario’s economy. There are both positive and negative risks to the economic projections underlying the revenue forecast. Some of these risks are discussed in Section C: Ontario’s Economic Outlook in this chapter. This section highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. These estimates are only guidelines and actual results can vary depending on the composition and interaction of the various factors. The risks are those that could have the most material impact on the largest revenue sources. A broader range of additional risks are not included because they are either less material or difficult to quantify. For example, the outlook for Government of Canada transfers is subject to changes in economic variables that affect federal funding as well as changes by the federal government to the funding arrangements themselves.

TABLE 2.17 Selected Economic and Revenue Risks and Sensitivities
Item/Key Components	2013–14 Assumption	2013–14 Sensitivities
Total Revenues
– Nominal GDP	3.0 per cent growth in 2013	$815 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Total Taxation Revenues
– Revenue Base1	2.9 per cent growth in 2013–14
– Nominal GDP	3.0 per cent growth in 2013	$550 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Personal Income Tax (PIT) Revenues
– Revenue Base	4.6 per cent growth in 2013–14
– Wages and Salaries	2.8 per cent growth in 2013	$322 million revenue change for each percentage point change in wages and salaries growth.
– Employment	1.2 per cent growth in 2013
– 2012 Tax-Year Assessments2	$24.5 billion	$245 million revenue change for each percentage point change in 2012 PIT assessments.2
– 2011 Tax-Year and Prior Assessments	$1.3 billion	$13 million revenue change for each percentage point change in 2011 and prior PIT assessments.2

TABLE 2.17 Selected Economic and Revenue Risks and Sensitivities (cont’d)
Item/Key Components	2013–14 Assumption	2013–14 Sensitivities
Sales Tax Revenues
– Revenue Base	2.9 per cent growth in 2013–14
– Nominal Household Consumption	2.8 per cent growth in 2013	$210 million revenue change for each percentage point change in nominal household consumption growth.
– 2011 Gross Revenue Pool3	$22.3 billion	$223 million revenue change for each percentage point change in 2011 gross revenue pool.
– 2012 Gross Revenue Pool3	$23.4 billion	$234 million revenue change for each percentage point change in 2012 gross revenue pool.
– 2013 Gross Revenue Pool3	$24.3 billion	$243 million revenue change for each percentage point change in 2013 gross revenue pool.
Corporations Tax Revenues
– Revenue Base	2.9 per cent growth in 2013–14
– Net Operating Surplus –Corporations	3.3 per cent growth in 2013	$53 million change in revenue for each percentage point change in net operating surplus – corporations growth.
– 2012 Tax Assessments2	$8.0 billion	$80 million change in revenue for each percentage point change in 2012 Tax Assessments.
– 2013 Canada CorporateTaxable Income	$258.0 billion	$112 million change in revenue for each percentage point change in the federal estimate of 2013 Canada Corporate Taxable Income.
– 2014 Canada CorporateTaxable Income	$274.6 billion	$29 million change in revenue for each percentage point change in 2014 Canada Corporate Taxable Income or Ontario Share of 2014 Corporate Taxable Income.4
– Ontario Share of 2014Corporate Taxable Income	38.83 per cent
Employer Health Tax Revenues
– Revenue Base	2.6 per cent growth in 2013–14
– Wages and Salaries	2.8 per cent growth in 2013	$53 million revenue change for each percentage point change in wages and salaries growth.
Ontario Health Premium (OHP) Revenues
– Revenue Base	4.1 per cent growth in 2013–14
– Primary Household Income	2.8 per cent growth in 2013	$28 million revenue change for each percentage point change in primary household income growth.
– 2012 Tax-Year Assessments	$2.9 billion	$29 million revenue change for each percentage point change in 2012 OHP assessments.

TABLE 2.17Selected Economic and Revenue Risks and Sensitivities (cont’d)
Item/Key Components	2013–14 Assumption	2013–14 Sensitivities
Gasoline Tax Revenues
– Revenue Base	0.4 per cent growth in 2013–14
– Gasoline Pump Prices	127.0 cents per litre in 2013	$3 million revenue change in the opposite direction for each cent per litre change in gasoline pump prices.
Fuel Tax Revenues
– Revenue Base	1.7 per cent growth in 2013–14
– Real GDP	1.5 per cent growth in 2013	$11 million revenue change for each percentage point change in real GDP growth.
Land Transfer Tax Revenues
– Revenue Base	5.3 per cent decline in 2013–14
– Housing Resales	4.5 per cent decline in 2013	$13 million revenue change for each percentage point change in both the number and prices of housing resales.
– Resale Prices	2.0 per cent decline in 2013
Canada Health Transfer
– Ontario Population Share	38.7 per cent in 2013–14	$35 million revenue change for each tenth of a percentage point change in Ontario’s population share.
– Ontario Basic Federal Tax(BFT) Share	39.7 per cent in 2013–14	$3 million revenue change in the opposite direction for each tenth of a percentage point change in Ontario’s BFT share.
Canada Social Transfer
– Ontario Population Share	38.7 per cent in 2013–14	$12 million revenue change for each tenth of a percentage point change in Ontario’s population share.
1 Revenue Base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
2 Ontario 2012 Personal Income Tax and Corporations Tax are estimates because 2012 tax returns are yet to be assessed by the Canada Revenue Agency.
3 The Gross Revenue Pool is a Federal Department of Finance estimate and excludes the impact of Ontario measures.
4 The provincial allocation of 2014 Canada Corporate Taxable Income will be based on shares from the 2012 tax returns to be assessed during 2013.

Section E:	Ontario’s Fiscal Plan

Medium-Term Fiscal Outlook

Ontario has a proven track record of beating its deficit targets. Looking ahead to the 2013–14 fiscal year, the government is projected to be more than $1.0 billion ahead of the fiscal target outlined in the 2012 Budget. It also remains on track to meet the steadily declining projected deficits of $10.1 billion in 2014–15 and $7.2 billion in 2015–16.

TABLE 2.18 Medium-Term Fiscal Plan and Outlook ($ Billions)
	Interim	Plan	Outlook
	2012–13	2013–14	2014–15	2015–16
Total Revenue	114.2	116.8	120.5	124.9
Expense
Programs	113.6	117.0	118.3	118.8
Interest on Debt1	10.4	10.6	11.1	12.2
Total Expense	124.0	127.6	129.5	131.0
Reserve	–	1.0	1.2	1.2
Surplus/(Deficit)	(9.8)	(11.7)	(10.1)	(7.2)
1 Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2012–13, $0.3 billion in 2013–14, $0.4 billion in 2014–15 and $0.4 billion in 2015–16.
Note: Numbers may not add due to rounding.

Total revenue is projected to grow from $114.2 billion to $124.9 billion over the 2012–13 to 2015–16 period, reflecting average annual growth of 3.0 per cent.

Slower growth in revenue than projected in the 2012 Budget illustrates how fiscal balance cannot be expected to be restored by revenue growth alone. As a result, over the same period, average annual growth in program spending will be held to half the average annual rate of growth in revenue — or 1.5 per cent. Total expense is projected to increase from $124.0 billion to $131.0 billion, or by an average annual growth rate of 1.8 per cent.

In recognition of the global economic uncertainty that remains, the fiscal plan includes prudence in the form of contingency funds totalling $0.6 billion in 2013–14, as well as a reserve of $1.0 billion in 2013–14, and $1.2 billion in both 2014–15 and 2015–16.

Medium-Term Expense Outlook

The Province’s total expense outlook is projected to grow by an average annual rate of 1.8 per cent between 2012–13 and 2015–16. In addition, the total expense outlook is lower in each and every year compared with the medium-term forecast in the 2012 Budget — representing a projected cumulative reduction in total expense of $3.8 billion over three years.

Program spending for 2013–14 remains unchanged from the forecast in last year’s Budget. Program expense growth over the medium term is projected to be held at an average annual rate of 1.5 per cent — half the rate of growth in revenue over the same period. These projections reflect the investments the government is making in the Budget as well as a commitment to protect key priorities such as health care, education and infrastructure, while maintaining a balanced approach to eliminating the deficit.

TABLE 2.19 Summary of Medium-Term Expense Outlook ($ Billions)
					Average Annual Growth 2012–13
	Interim	Plan	Outlook
	2012–13	2013–14	2014–15	2015–16	to 2015–16
Programs
Health Sector	47.8	48.9	49.8	50.8	2.0%
Education Sector1	22.4	24.1	24.6	24.8	3.4%
Postsecondary and Training Sector	7.4	7.7	7.8	7.8	2.0%
Children’s and Social Services Sector	13.8	14.3	15.0	15.2	3.4%
Justice Sector	4.0	4.1	4.1	4.1	0.9%
Other Programs	18.3	17.8	17.0	16.1	–4.3%
Total Programs	113.6	117.0	118.3	118.8	1.5%
Interest on Debt	10.4	10.6	11.1	12.2	5.5%
Total Expense	124.0	127.6	129.5	131.0	1.8%
1 Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs. Note: Numbers may not add due to rounding.

Highlights of the program expense outlook over the medium term include the following:

►
Total health sector expense is projected to increase by $3.0 billion between 2012–13 and 2015–16, mainly due to increased investments in community services, including home care, as well as investments to support continued delivery of health care services and increased capital expenses associated with completed hospital projects.

►
Total education sector expense is projected to increase by $2.4 billion between 2012–13 and 2015–16, mainly due to funding to support the implementation of full-day kindergarten by September 2014, increased funding for child care to support a seamless transition for children and parents, and additional funding for targeted student achievement programs. Ministry expense in 2012–13 was $1.1 billion lower as a result of one-time savings related to compensation measures. Recently negotiated agreements with teachers’ unions will ensure continued support for higher levels of student achievement, while remaining within the ministry’s funding envelope.

►
Total postsecondary and training sector expense is projected to increase by $0.5 billion between 2012–13 and 2015–16, mainly due to continued funding to support enrolment growth in postsecondary institutions and student financial assistance programs including the 30% Off Ontario Tuition grant, and support for capital projects at colleges and universities announced as part of Building Together.

►
Total children’s and social services sector funding is projected to increase by $1.5 billion from 2012–13 to 2015–16. This increase primarily reflects the government’s investments in social assistance, including the impact of initial steps to implement the recommendations of the Commission for the Review of Social Assistance in Ontario, and the government’s commitment to increase the maximum Ontario Child Benefit to $1,210 per child on July 1, 2013, and to $1,310 per child on July 1, 2014.

►
Total justice sector expense is projected to increase by $0.1 billion between 2012–13 and 2015–16, mainly due to the continuing upload of court security costs from municipalities, and capital expense associated mainly with completed courthouse projects.

►
Other programs expense is projected to decrease by $2.2 billion between 2012–13 and 2015–16, largely from continued measures announced in the 2012 Budget to transform and improve delivery of services over the medium term, including savings in business support programs, as well as savings due to updated pension expense forecasts.

The total expense outlook includes interest on debt expense, which is projected to increase by $1.8 billion from 2012–13 to 2015–16. This increase is mainly due to additional borrowing required to fund deficits and investment in capital assets.

Risks to the Expense Outlook

Ontario, like other open economies, is not immune to the effects of continued global economic uncertainty and potential risks may emerge that would impact the Province’s expense projections.

The Province has a proven track record of beating its fiscal targets. The government will manage risks prudently to ensure it can invest in key priorities such as health care, education and infrastructure, while continuing to reduce the deficit.

The following table provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could impact total expense, causing variances in the overall fiscal forecast. These sensitivities and risks are illustrative and can vary, depending on the nature and composition of potential risks.

TABLE 2.20 Selected Expense Risks and Sensitivities
Program/Sector	2013–14 Assumption	2013–14 Sensitivity
Health Sector	Annual growth of 2.3 per cent.	One per cent change in health spending: $489 million.
Hospitals’ Sector Expense	Annual growth of 1.7 per cent.	One per cent change in hospitals’ sector expense: $217 million.
Drug Programs	Annual growth of 5.4 per cent.	One per cent change in program expenditure of drug programs: $36 million.
Long-Term Care Homes	78,000 long-term care home beds. Average Provincial annual operating cost per bed in a long-term care home is $49,120.	One per cent change in number of beds: approximately $38 million.
Home Care	Approximately 23 million hours of homemaking and support services. Approximately 8 million nursing and professional visits.	One per cent change in hours of homemaking and support services: approximately $7 million. One per cent change in nursing and professional visits: approximately $6 million.
Elementary and Secondary Schools	1,850,000 average daily pupil enrolment.	One per cent enrolment increase: over $140 million.
University Students	377,000 full-time undergraduate and graduate students.	One per cent enrolment change: $35 million.
College Students	190,500 full-time students.	One per cent enrolment change: $14 million.
Ontario Works	270,319 average annual caseload.	One per cent caseload change: $26 million.
Ontario Disability Support Program	316,655 average annual caseload.	One per cent caseload change: $42 million.
Correctional System	3.2 million adult inmate days per year. Average cost $184 per inmate per day.	One per cent change in inmate days: $5.9 million.
Interest on Debt	Average cost of 10-year borrowing in 2013–14 is forecast to be approximately 3.4 per cent.	The 2013–14 impact of a 100 basis-point change in borrowing rates is forecast to be approximately $408 million.

Contingent Liabilities

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether these contingencies result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Any significant contingent liabilities were disclosed as part of the 2011–12 Annual Report and Consolidated Financial Statements, released in September 2012.

Key Changes in the Medium-Term Fiscal Outlook Since the 2012 Budget

The 2012 Budget outlined a fiscal plan that included projected deficits of $14.8 billion in 2012–13, $12.8 billion in 2013–14 and $10.1 billion in 2014–15. In keeping with the recent success the government has had in exceeding its fiscal targets, the government is projected to beat the 2012 Budget targets in 2012–13 and 2013–14, and remains on track to meet the target outlined for 2014–15.

TABLE 2.21 Change in Medium-Term Fiscal Outlook Since the 2012 Budget1 ($ Billions)
	2012–13	2013–14	2014–15
Surplus/(Deficit) from 2012 Budget	(14.8)	(12.8)	(10.1)

Total Revenue Changes	1.7	0.2	(1.1)
Expense Changes
Net Program Expense Changes	(2.1)	(0.0)	0.4
Interest on Debt	(0.2)	(0.6)	(1.2)
Total Expense Changes	(2.4)	(0.6)	(0.8)
Change in Reserve	(1.0)	(0.2)	(0.3)

Fiscal Improvement/(Deterioration)	5.0	1.0	(0.0)

2013 Budget Surplus/(Deficit)	(9.8)	(11.7)	(10.1)
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

As outlined in Section D: Ontario’s Revenue Outlook in this chapter, revenues are projected to be higher in 2012–13 compared to the 2012 Budget outlook mainly due to one-time factors. Slower economic growth, particularly for 2012 and 2013, results in lower revenues by 2014–15.

Total expense is projected to be lower in each and every year compared with the medium-term forecast in the 2012 Budget, reflecting the government’s ability to effectively manage growth in program spending and lower interest on debt expense.

A key contributor to reductions in program spending since the 2012 Budget is the outlook for pension expense. The Province’s fiscal plan includes the expense associated with five major pension plans, including the Public Service Pension Plan along with the four jointly sponsored pension plans (OPSEU Pension Plan, Ontario Teachers’ Pension Plan, Healthcare of Ontario Pension Plan and the Colleges of Applied Arts and Technology Pension Plan).

Over the past year, the government reached agreements with all four of the jointly sponsored pension plans consolidated in the Province’s financial statements to freeze contribution rates until the deficit is eliminated.  These agreements will require reductions in future benefits to address new funding shortfalls. Any reduction in future benefits will help to mitigate associated growth in pension expense. More details on changes to pensions and pension expense forecasts can be found in Chapter I, Section C: Fiscally Responsible and Accountable Government.

Changes to the forecast for pension expense over the medium term since the 2012 Budget have contributed to the government’s success in managing growth in program spending while investing in key priorities such as health, education and infrastructure. In addition, with this Budget, the government is able to begin implementing social assistance reform and take measures to encourage jobs and growth, while keeping 2013–14 program spending unchanged from the 2012 Budget Plan and holding projected growth in program spending to 1.5 per cent over the medium term.

For 2013–14 and 2014–15, interest on debt expense is projected to be lower than forecast in the 2012 Budget, primarily reflecting the impact of lower-than-forecast interest rates and lower deficits for 2012–13 and 2013–14.

The reserve for 2012–13 has been used to improve the Province’s fiscal performance and reduce the deficit. Similar to previous years, the reserve for 2013–14 and 2014–15 has been reset as there is more insight into the economic outlook for these years than there was a year ago.

Fiscal Prudence

The government continues to maintain a prudent approach to managing the fiscal plan, as evidenced by the fact that total expense is lower in each and every year over the medium term and the 2013–14 program expense forecast is unchanged from the projected total in the 2012 Budget. The government has also included prudence as part of the fiscal plan to ensure the Province continues to meet its fiscal targets.

As required by the Fiscal Transparency and Accountability Act, 2004 (FTAA), the fiscal plan incorporates prudence in the form of a reserve to protect the fiscal outlook against adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The reserve has been set at $1.0 billion for 2013–14, $1.2 billion for both 2014–15 and 2015–16, and increases to $1.5 billion for 2016–17 onwards, to reflect the uncertain nature of longer-term revenue and expense projections.

The fiscal plan also includes contingency funds (both operating and capital) to help mitigate expense risks that may otherwise have a negative impact on results. In an effort to control the growth in program expense, the contingency funds will only be used to fund ministry expense pressures in cases where health and safety might be compromised or services to the most vulnerable are jeopardized.

In keeping with sound fiscal planning practices, the Province’s revenue outlook is based on prudent economic assumptions. The Ontario Economic Forecast Council, established under FTAA, reviewed the Ministry of Finance’s economic assumptions in March 2013. All council members found the assumptions reasonable.

Section F:	Accountability, Transparency and Financial Management

The government is accountable to the public for the appropriate use of taxpayer dollars and for clearly communicating the objectives and results of how those dollars are spent. Ontario continues to pursue opportunities to strengthen accountability to the public, improve transparency in reporting on the use of taxpayers’ money, and ensure effective stewardship over government funds.

Accountability

Public-Sector Salary Disclosure

The government has taken additional actions to enhance the reporting and disclosure of salaries as required under the Public Sector Salary Disclosure Act, 1996 (PSSDA). In June 2012, the government amended the PSSDA to allow the Province to audit organizations subject to the act to help ensure full reporting compliance. In the fall of 2012, the Province also made a regulation under the PSSDA, which amended the definition of salary to include per diem payments made to appointees of government bodies and other non-profit organizations that are subject to the act. These changes have strengthened the accountability of all organizations subject to the PSSDA to properly comply with the reporting requirements of the act.

Improving Accountability

Ontario continues to make progress in strengthening oversight of its agencies and other government organizations to ensure that measures ministries are using are effective and up to date. Over the past year, the government’s internal financial assurance and certification process has been updated to clarify and strengthen ministries’ requirements for ensuring effective accountability mechanisms are in place regarding their agencies and other government organizations. These changes have increased focus on the evaluation of financial results and internal controls of these entities, including compliance with associated government directives and identification of risks and required mitigation. Ministries are incorporating these new requirements into their oversight processes.

As well, both ministry and corporate audit committees are proactively focusing on these entities’ and ministry risks and process improvements, and ensuring effective support to ministries as they carry out their oversight responsibilities.

Transparency

Transparent and timely government financial reporting is a cornerstone of effective public accountability. Each Budget communicates the government’s fiscal plan and economic and social policy priorities. Informed by public consultations and stakeholder input, the fiscal plan included in the Budget is approved by the legislature and represents a benchmark against which future results will be measured.

Public-sector accounting standards, as determined by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants, establish how the financial activities of governments and public-sector organizations are measured, recorded and reported to the public. They are an essential building block for effective government decision-making, budgeting and transparent reporting of financial information. Consistency in presentation and measurement of planned and actual results enable the government to provide clear and understandable information to the public. This alignment between fiscal plans and financial reporting is common among senior governments in Canada. Ontario, like other senior Canadian governments, continues to support the PSAB standards and to provide input to the standard-setting process to ensure that the standards support transparency and accountability to the public, and enable sound fiscal policy decisions.

The PSAB initiated a project to review its accounting conceptual framework for the Canadian public sector in 2011. All Canadian senior governments, including Ontario, are supportive of PSAB’s efforts to develop a sound conceptual framework for the Canadian public sector. This will help ensure that changes to PSAB’s standards continue to serve the public interest and reflect the nature of accountability relationships between governments and the public. Without a sound conceptual framework, changes in accounting standards may not clearly reflect the economic substance of the government’s activities and may negatively impact fiscal policy decisions. This could lead to governments having to reconsider the basis upon which they report in order to protect the public interest and ensure continued alignment between fiscal accountability and financial reporting in the future.

Ontario expects that PSAB will incorporate the results of its conceptual framework review into its current standards and any future proposals to ensure consistency and appropriateness.

Recent Developments in Public-Sector Accounting Standards

The PSAB has issued a number of changes to its standards for government financial reporting, including accounting for liabilities for contaminated sites, financial instruments and foreign currency. The government is currently evaluating the implementation impact of these standards on future financial reports of the Province. However, a preliminary assessment of the impacts of the new financial instruments and foreign currency standards has raised some concerns that these standards do not properly recognize the long-term nature of Ontario’s borrowing program and that they will introduce volatility into the Province’s net debt and annual surplus/deficit. Following similar concerns raised by other governments, PSAB is planning to review the application of financial instruments and foreign currency standards by December 31, 2013. Ontario supports PSAB’s upcoming review of the standards and looks forward to providing additional details for PSAB’s consideration.

Improving Reporting on Capital Assets

The government continues to take steps on increasing the transparency of financial reporting of its real estate portfolio. New public works construction (using the Alternative Financing and Procurement model) is now identified within each responsible ministry’s appropriations. This allows the public to identify where these investments are made. Going forward, the government will undertake further efforts to increase transparency through improved and more detailed reporting of the real estate portfolio.

Financial Management

The government will introduce the proposed Interim Appropriation for 2013–14 Act, 2013. If approved by the legislature, this would provide the interim legal spending authority for anticipated 2013–14 spending, pending finalization of the 2013–14 Supply process.

Section G:	Details of Ontario’s Finances

Fiscal Tables and Charts

This section provides information on the Province’s historical financial performance, key fiscal indicators, and details on Ontario’s fiscal plan and outlook.

TABLE 2.22 Medium-Term Fiscal Plan and Outlook ($ Billions)
	Interim	Plan	Outlook
	2012–13	2013–14	2014–15	2015–16
Revenue	114.2	116.8	120.5	124.9
Expense
Programs	113.6	117.0	118.3	118.8
Interest on Debt1	10.4	10.6	11.1	12.2
Total Expense	124.0	127.6	129.5	131.0
Reserve	–	1.0	1.2	1.2
Surplus/(Deficit)	(9.8)	(11.7)	(10.1)	(7.2)
Net Debt	252.8	272.8	290.1	303.9
Accumulated Deficit	168.2	179.9	190.1	197.3
1 Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2012–13, $0.3 billion in 2013–14, $0.4 billion in 2014–15 and $0.4 billion in 2015–16.
Note: Numbers may not add due to rounding.

TABLE 2.23 Revenue ($ Millions)
	2010–11	Actual 2011–12	Interim 2012–13	Plan 2013–14
Taxation Revenue
Personal Income Tax	23,711	24,548	26,147	27,578
Sales Tax1	18,813	20,159	21,107	21,856
Corporations Tax	9,067	9,944	11,993	11,269
Education Property Tax2	5,659	5,765	5,678	5,694
Employer Health Tax	4,733	5,092	5,184	5,318
Ontario Health Premium	2,934	2,916	3,093	3,226
Gasoline Tax	2,358	2,380	2,367	2,377
Land Transfer Tax	1,247	1,432	1,459	1,382
Tobacco Tax	1,160	1,150	1,143	1,123
Fuel Tax	702	710	707	719
Beer and Wine Tax	397	561	569	574
Electricity Payments-In-Lieu of Taxes	321	367	362	366
Other Taxes	562	574	475	493
	71,664	75,598	80,282	81,975
Government of Canada
Canada Health Transfer	10,184	10,705	11,396	12,067
Canada Social Transfer	4,330	4,469	4,591	4,727
Equalization	972	2,200	3,261	3,169
Infrastructure Programs	1,712	362	138	145
Labour Market Programs	1,201	904	912	905
Social Housing	493	489	476	468
Wait Times Reduction Fund	97	97	97	97
Other Federal Payments	4,052	2,079	839	897
	23,041	21,305	21,710	22,475
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,956	1,882	1,798	2,020
Liquor Control Board of Ontario	1,562	1,659	1,706	1,747
Ontario Power Generation Inc./Hydro One Inc.	1,048	872	968	712
	4,566	4,413	4,472	4,479
Other Non-Tax Revenue
Reimbursements	1,036	831	948	973
Vehicle and Driver Registration Fees	1,080	1,075	1,163	1,273
Electricity Debt Retirement Charge	944	952	957	957
Power Supply Contract Recoveries	1,288	1,372	1,262	1,274
Sales and Rentals	1,015	1,193	1,124	1,075
Other Fees and Licences	715	776	761	821
Net Reduction of Power Purchase Contract Liability	339	317	263	243
Royalties	145	200	242	242
Miscellaneous Other Non-Tax Revenue3	1,342	1,741	1,039	1,058
	7,904	8,457	7,759	7,916
Total Revenue	107,175	109,773	114,223	116,845
1 Beginning July 1, 2010, most of the Retail Sales Tax was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered Harmonized Sales Tax (HST). Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2 Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
3 Miscellaneous Other Non-Tax Revenue in 2011–12 is higher than other years due to one-time revenues including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries.
Note: Numbers may not add due to rounding.

TABLE 2.24 Total Expense ($ Millions)
Ministry Expense	2010–11	Actual 2011–12	Interim 2012–13	Plan 2013–14
Aboriginal Affairs1	65	67	66.2	64.7
Agriculture and Food / Rural Affairs1	895	1,038	1,028.7	1,034.5
Attorney General	1,594	1,705	1,698.2	1,751.3
Board of Internal Economy2	194	271	200.0	200.0
Children and Youth Services	3,882	3,943	4,007.2	4,160.9
Citizenship and Immigration	104	108	121.7	104.0
Community and Social Services	8,920	9,347	9,769.5	10,173.1
Community Safety and Correctional Services	2,216	2,171	2,294.7	2,326.1
Consumer Services	18	19	20.4	24.0
Economic Development, Trade and Employment / Research and Innovation1	876	973	972.9	911.0
Education1	21,871	22,944	23,548.4	24,147.0
Energy1	724	498	382.6	339.6
Environment	512	529	486.0	495.2
Executive Offices	32	31	30.2	30.8
Finance1	1,050	932	911.3	1,043.8
Francophone Affairs, Office of	5	5	5.2	5.0
Government Services1	1,030	1,105	1,150.7	1,064.4
Health and Long-Term Care	44,414	46,503	47,774.2	48,854.9
Infrastructure1	305	331	43.2	351.0
Labour	186	184	286.9	305.7
Municipal Affairs and Housing1	881	824	809.0	789.6
Natural Resources1	718	713	711.3	715.6
Northern Development and Mines	704	726	770.8	724.6
Tourism, Culture and Sport1	1,086	1,180	1,441.0	1,193.3
Training, Colleges and Universities1	6,704	7,121	7,363.5	7,664.7
Transportation	2,263	2,339	2,533.9	2,767.1
Interest on Debt3	9,480	10,082	10,372.0	10,605.0
Other Expense1	10,457	7,053	5,206.0	6,741.2
Year-End Savings4	–	–	–	(1,000.0)
Total Expense	121,186	122,742	124,005.5	127,588.1
1 Details on other ministry expense can be found in Table 2.25, Other Expense.
2 The 2011–12 amount includes expenses for the 2011 general election.
3 Interest on debt is net of interest capitalized during construction of tangible capital assets of $203 million in 2010–11, $234 million in 2011–12, $241 million in 2012–13 and $271 million in 2013–14.
4 As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

TABLE 2.25 Other Expense ($ Millions)
Ministry Expense	2010–11	Actual 2011–12	Interim 2012–13	Plan 2013–14
Aboriginal Affairs
One-Time Investments — Settlements	6	28	0.0	–
Agriculture and Food / Rural Affairs
Time-Limited Investments in Infrastructure	1,496	247	18.6	7.0
Time-Limited Assistance	9	–	10.0	–
Economic Development, Trade and Employment / Research and Innovation
Time-Limited Investments for Youth	–	–	–	50.0
Education
One-Time Savings — Labour Savings	–	–	(1,133.0)	–
Teachers’ Pension Plan1	522	523	895.0	939.0
Energy
Ontario Clean Energy Benefit	300	1,033	1,029.4	1,040.0
Environment
Time-Limited Investments	–	–	77.8	–
Finance
Harmonized Sales Tax Transitional Support	3,039	1,440	–	–
Ontario Municipal Partnership Fund	684	598	592.2	568.9
Operating Contingency Fund	–	–	50.0	500.0
Power Supply Contract Costs	1,288	1,375	1,262.0	1,274.0
Transition Fund	–	–	225.0	150.0
Government Services
Pension and Other Employee Future Benefits	1,182	1,300	1,540.0	1,516.0
Infrastructure
Capital Contingency Fund	–	–	–	100.0
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing	668	59	157.8	155.2
Time-Limited Investments	21	9	42.4	3.0
Natural Resources
Emergency Forest Firefighting	100	209	157.6	70.7
Tourism, Culture and Sport
Time-Limited Investments—Sport Program	288	37	–	–
One-Time Investments	22	3	–	–
Time-Limited Investments to Support Pan/Parapan Am Games	16	59	281.2	289.4
Training, Colleges and Universities
Time-Limited Investments	816	133	–	78.0
Total Other Expense	10,457	7,053	5,206.0	6,741.2
1 Numbers reflect PSAB pension expense. Ontario’s matching contributions to the plan grow from $1,316 million in 2010–11 to $1,452 million in 2013–14. Note: Numbers may not add due to rounding.

TABLE 2.26 2013–14 Infrastructure Expenditures ($ Millions)
Sector	Total Infrastructure Expenditures 2012–13 Interim	2013–14 Plan
		Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,545	2,892	485	3,377
Provincial Highways	2,130	2,228	–	2,228
Other Transportation3	699	618	82	699
Health
Hospitals	2,806	2,672	205	2,877
Other Health	314	139	166	305
Education	2,074	1,938	65	2,003
Postsecondary
Colleges	375	413	1	414
Universities	112	–	155	155
Water/Environment	256	46	102	149
Municipal and Local Infrastructure	609	297	456	753
Justice	775	300	93	393
Other	509	986	199	1,185
Subtotal	13,203	12,529	2,008	14,537
Less: Other Partner Funding4	1,326	1,040	–	1,040
Total Excluding Partner Funding	11,877	11,489	2,008	13,498
Less: Other Capital Contributions5	516	373	115	488
Total Provincial Expenditure6	11,361	11,116	1,893	13,010
1 Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $271 million.
2 Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3 Other transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., winter roads, remote airports).
4 Third-party contributions to capital investment in consolidated schools, colleges, hospitals and provincial agencies.
5 Mostly federal government transfers for capital investments. The 2012–13 amount includes $135 million to reflect federal contributions for prior years’ investments in the Rt. Hon. Herb Gray (formerly Windsor-Essex) Parkway.
6 Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.6 billion for 2012–13.
Note: Numbers may not add due to rounding.

TABLE 2.27 Ten-Year Review of Selected Financial and Economic Statistics1 ($ Millions)
	2004–05	2005–062	2006–07
Revenue	84,192	90,738	97,120
Expense
Programs	76,379	81,421	86,020
Interest on Debt4	9,368	9,019	8,831
Total Expense	85,747	90,440	94,851
Reserve	–	–	–
Surplus/(Deficit)	(1,555)	298	2,269
Net Debt5	140,921	152,702	153,742
Accumulated Deficit	125,743	109,155	106,776
Gross Domestic Product (GDP) at Market Prices6	529,576	551,819	574,303
Primary Household Income6	347,617	363,623	383,803
Population — July (000s)	12,391	12,528	12,665
Net Debt per Capita (dollars)	11,373	12,188	12,139
Household Income per Capita (dollars)6	28,055	29,024	30,303
Interest on Debt as a per cent of Revenue	11.1	9.9	9.1
Net Debt as a per cent of GDP6	26.6	27.7	26.8
Accumulated Deficit as a per cent of GDP6	23.7	19.8	18.6
1 Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget; a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review; and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
2 Starting in 2005–06, the Province’s financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005–06 has not been restated to reflect expanded reporting.
3 Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
4 Interest on debt is net of interest capitalized during construction of tangible capital assets of $203 million in 2010–11, $234 million in 2011–12, $241 million in 2012–13 and $271 million in 2013–14.
5 Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges, consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated in 2004–05 and 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
6 Gross Domestic Product and Household Income amounts from 2007 to 2012 are based on Statistics Canada’s new, revised standard for economic accounts – the CSNA 2012 (Canadian System of National Accounts), which includes conceptual, classification and methodological improvements. GDP and Household Income amounts prior to 2007 are Ontario Ministry of Finance estimates.
Sources: Statistics Canada and Ontario Ministry of Finance.

2007–08	2008–09	2009–103	2010–11	Actual 2011–12	Interim 2012–13	Plan 2013–14
104,115	97,532	96,313	107,175	109,773	114,223	116,845

94,601	95,375	106,856	111,706	112,660	113,633	116,983
8,914	8,566	8,719	9,480	10,082	10,372	10,605
103,515	103,941	115,575	121,186	122,742	124,005	127,588
–	–	–	–	–	–	1,000
600	(6,409)	(19,262)	(14,011)	(12,969)	(9,782)	(11,743)
156,616	169,585	193,589	214,511	235,582	252,790	272,810
105,617	113,238	130,957	144,573	158,410	168,192	179,935
597,912	604,164	593,916	625,045	654,561	673,355	693,762
401,295	412,183	410,562	424,170	438,093	450,051	462,576
12,791	12,932	13,069	13,224	13,366	13,506	13,690
12,244	13,113	14,813	16,222	17,625	18,717	19,928
31,373	31,872	31,415	32,076	32,776	33,323	33,789
8.6	8.8	9.1	8.8	9.2	9.1	9.1
26.2	28.1	32.6	34.3	36.0	37.5	39.3
17.7	18.7	22.0	23.1	24.2	25.0	25.9

Support from Gaming

Proceeds from gaming activities in Ontario continue to support Provincial priorities. The Ontario Lottery and Gaming Corporation Act, 1999, requires that net Provincial revenue generated from lotteries, Ontario Lottery and Gaming Corporation (OLG) operated casinos, slot facilities and commercial casinos support services such as the operation of hospitals, municipalities, amateur sports, Ontario First Nations, problem gambling and related programs, and funding for charitable and not-for-profit organizations.

TABLE 2.28 Support for Health Care, Charities, Problem Gambling and Related Programs, Municipalities and Ontario First Nations ($ Millions)
	Interim 2012–13	Plan 2013–14
Revenue from Lotteries, OLG-Operated Casinos and Slot Facilities at Racetracks
Operation of Hospitals	1,484	1,692
Ontario Trillium Foundation	120	115
Problem Gambling and Related Programs	39	41
Ontario Amateur Sports	10	10
Revenue from Commercial Casinos
General Government Priorities	145	162
Subtotal — Net Profit to Province	1,798	2,020
Support for Municipalities and Ontario First Nations1
Slots at Racetracks2	318	–
Municipalities	87	92
Ontario First Nations	120	121
Total Support from Gaming	2,323	2,233
1 Operating expenses of the Ontario Lottery and Gaming Corporation (OLG) include payments to host municipalities and Ontario First Nations under the Gaming Revenue Sharing and Financial Agreement.
2 Slots at Racetracks Program ended on March 31, 2013.
Note: Numbers may not add due to rounding.

An estimated $1,692 million in net revenue from lotteries, OLG-operated casinos and slot facilities at racetracks will be applied to support the operation of hospitals in 2013–14.

Host municipalities of OLG-operated casinos, slot facilities and commercial casinos receive a portion of slot-machine revenue or fixed payments respectively. For 2013–14, these payments are estimated at $92 million and will help offset local infrastructure and service costs.

The Quest for Gold lottery will provide an estimated $10 million in 2013–14 for financial support to Ontario’s high-performance amateur athletes.

Ontario First Nations receive 1.7 per cent of gross gaming revenues through the Gaming Revenue Sharing and Financial Agreement to invest in education, health, economic, community and social development. Since 2011–12, this agreement has provided approximately $239 million to First Nations in Ontario. For 2013–14, additional support is estimated at $121 million.

Two per cent of gross slot-machine revenue, estimated at $41 million for 2013–14, is allocated for problem gambling prevention, treatment and research programs.

In 2013–14, net Provincial revenue from commercial casinos, estimated at $162 million, will be used to support general government priorities, including health care, education and public infrastructure. In addition, commercial casino operations support approximately 10,000 direct jobs in Ontario and provide vital tourism and economic development attractions for their respective communities.

Chapter III

Federal-Provincial Relations

Highlights

Ontario is committed to working with the federal government to ensure the people, communities and businesses of this province benefit from an effective and modern system of federal-provincial fiscal arrangements. To reach that goal, Ontario calls on the federal government to:

Build the Economy Together

☑	Ensure federal funding for employment and training services is more flexible, so that Ontario can better support the needs of its labour market.

☑	Do more to improve the fairness and transparency of the Employment Insurance System.

☑	Deliver sufficient infrastructure investment to Ontario that is flexible enough to support Ontario’s long-term infrastructure priorities.

☑	Demonstrate leadership by dedicating federal funding for public transit.

Collaborate to Support the People of Ontario

☑	Include Ontario as a full partner with the federal government in immigration selection and settlement.

Establish a Fair Fiscal Arrangement

☑	Work with other provinces and territories to make federal-provincial fiscal transfers more fair and efficient.

☑	Modernize federal-provincial fiscal arrangements to better support job creation and economic growth.

Improve Retirement Incomes

☑	Work with provinces to implement a modest, fully funded enhancement to the Canada Pension Plan.

Overview

Ontario, like the rest of Canada, is now operating in a post-recession world of a rapidly evolving economy, growing competition for skilled workers, an aging population, and communities with increasingly diverse needs. These circumstances present challenges, but also new opportunities for growth. In this new environment, Ontario is building a prosperous and fair society founded on a strong, competitive economy. To do this effectively, Ontario needs cooperation among all orders of government.

The federal government makes investments across a wide range of areas that affect Ontario’s economy, businesses, communities and families. Federal policies and funding for labour-market training, infrastructure, Employment Insurance, emerging and existing sectors, and international trade have a major influence on Ontario’s economy. The federal government also affects the lives of the people of this province through its role in affordable housing, immigration selection and settlement, support for Aboriginal peoples, and retirement income programs. To determine if the existing federal fiscal architecture benefits the people of Ontario, it is important that federal arrangements be examined broadly to assess their ability to support Ontario’s economic, health and social priorities.

Leading up to the 2013 federal budget, Ontario called on the federal government to address corporate tax avoidance and the underground economy, invest in a long-term infrastructure plan, and renew support for labour-market training programs that were ending. The federal government touched on these priorities in its recent budget; however, the joint design and implementation of the infrastructure and labour-market measures will be critical to their success. The federal government needs to work with Ontario and other provinces to maximize flexibility for provinces to support their economies, invest in their own infrastructure priorities and build healthy communities.

Ontario will build on past collaboration with the federal government and seek to move forward together in a way that uses public dollars effectively, demonstrates value for money, and is fair to the people of Ontario.

Building the Economy Together

Labour Market Training

Ontario has invested significant resources to incorporate former federal programs into provincial priorities and create a more integrated system of employment and training services. Ontario has achieved significant results through current labour market and training programs and its partnership with the federal government.

►	Employment Ontario helped more than 290,000 people access training and find work in 2012, and also connected more than 90,000 employers with qualified employees.

►	Since June 2008, Second Career has helped over 65,000 people who live in Ontario participate in training.

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In 2011–12, Ontario used Labour Market Agreement (LMA) funding to provide intensive services to 82,000 youth, 27,000 immigrants, 30,000 persons with disabilities, 32,000 older workers and 2,000 Aboriginal people.

However, existing agreements such as the LMA and Labour Market Development Agreement (LMDA) contain differing program and client-eligibility requirements and allocation methodologies that limit Ontario’s ability to maximize the benefits of an integrated delivery approach. That is why Ontario had been calling on the federal government to allow greater flexibility to design and deliver programs and services that better meet the evolving needs of workers, communities and businesses. Ontario has also repeatedly called for devolution of remaining federal employment and training programs for youth and people with disabilities to reduce duplication across both orders of government.

The federal government has not responded to Ontario’s repeated calls. Instead, the 2013 federal budget included plans that would limit provincial flexibility in the use of LMA funding, beginning in 2014–15. By 2017–18, 60 per cent of the federal government’s $500 million national LMA funding would be directed to the newly announced Canada Job Grant, which would require contributions from provinces/territories and employers. The federal government also announced its intention to renegotiate the LMDA and Labour Market Agreement for Persons with Disabilities.

The federal government has introduced uncertainty to the system. Its planned changes to the LMA would divert funding that currently allows Ontario to deliver a range of employment services and skills training supports to serve underrepresented groups, including immigrants, Aboriginal peoples, people with disabilities and social assistance recipients. Many people from these groups are not eligible for Employment Insurance funded services. Ontario needs to engage all of the people of this province to expand its labour force, support employers and help better match skills with available jobs.

Ontario is committed to working more closely with industry, employers and educational institutions to identify and address emerging skills issues. The Province is best placed to carry out this work as it has established relationships with employers and has the best understanding of its labour-market needs. The Province expects the federal government to recognize provincial expertise in these areas and provide flexibility when renegotiating all three labour market funding agreements.

Employment Insurance

The landscape of Ontario’s labour market has changed drastically since Employment Insurance (EI) was first conceived. The Mowat Centre’s Employment Insurance Task Force final report, “Making It Work,” indicates that under the current structure, the EI program fails to meet the needs of a modern labour force and continues to treat Ontario’s workers unfairly. The people of this province expect and deserve the same support from the EI program as those in other provinces and territories as well as fair treatment under it. The federal government must do more to improve the fairness and transparency of the EI system.

“Many EI components have aged poorly and/or do not work well together. The program is no longer consistent with the objectives of a modern income support program for the unemployed. Overall, the system’s design cannot be defended on a principled basis.”

Mowat Centre for Policy Innovation, “Making It Work: Final Recommendations of the Mowat Centre Employment Insurance Task Force,” November 2011, p. 4.

Long-Term Investments in Infrastructure

The Province continues to invest in infrastructure that focuses on transportation, health care and education. These priorities are critical to Ontario’s economic prosperity and the well-being of its communities — urban and rural, large and small, northern and southern, consistent with the government’s long-term infrastructure plan, Building Together.

Investing in infrastructure to support a strong economy and growth in communities is not a task that the Province can, or should, tackle alone, particularly given Ontario’s significant role in the national economy. In 2013–14, Ontario plans to invest over $13 billion in infrastructure, whereas the federal government plans to invest less than $6 billion in provincial, territorial and municipal infrastructure across the country. Building and maintaining modern infrastructure is key to realizing the economic potential of Canada.

Accordingly, in 2012, Ontario recommended five core principles for the federal government’s future long-term infrastructure plan: invest in key economic infrastructure, including the delivery of dedicated funding for a national public transit strategy; increase federal infrastructure investment; emphasize sound asset management planning; leverage private-sector innovation; and streamline administration, including increased flexibility for provinces and territories.

Subsequently, the federal government’s 2013 budget announced a new, 10-year Building Canada plan for infrastructure. Canada is following Ontario’s lead in making sustained and predictable investments in infrastructure that focus on promoting economic growth and productivity. In line with Ontario’s recommendations, the federal government’s new plan recognizes the importance of effective asset management planning and innovative partnerships with the private sector.

The new Building Canada plan needs to deliver sufficient investment to Ontario and be flexible enough to support Ontario’s infrastructure priorities, such as public transit. Under the new federal plan, funding should be allocated appropriately, in ways that deliver maximum economic returns. That is why Ontario has called on the federal government to deliver funds using primarily per-capita calculations, as well as relevant metrics for strategic infrastructure investments. This is a strategic approach that aligns investment with actual economic activity, while also being fair and equitable.

Ontario looks forward to working collaboratively with the federal government as further details of the new Building Canada plan are developed. The Province is committed to delivering a plan in partnership with the federal government that promotes Ontario’s strategic infrastructure priorities and meets the unique needs of its communities.

Dedicated Funding for Public Transit

Notably missing from the new Building Canada plan was a national public transit strategy. Ontario encourages the federal government to deliver dedicated funding for public transit that will support a national public transit strategy and the engines of national economic growth — Canada’s urban and suburban communities. A national public transit strategy is critical, given the numerous economic benefits of public transit to move commuters to and from work, attract businesses and skilled employees to cities, and manage traffic congestion. Congestion drives away skilled employees, wastes labour productivity, slows the movement of goods, and hinders the ability of businesses to operate and grow.

Improving public transportation can also help reduce greenhouse gas emissions and improve the quality of life of the people living in Ontario. Public transit allows people to connect to the economy and access educational opportunities and services outside their neighbourhoods. Furthermore, with an aging population, more people may rely on transit in their everyday lives and public transit systems will need to be even more accessible and coordinated.

Ontario acknowledges the contributions made by the federal government to public transit systems across Canada and in Ontario, particularly in major metropolitan areas like the Greater Toronto and Hamilton Area (GTHA), Ottawa and the Waterloo Region. For example, to meet the mobility needs of Ottawa’s growing urban population, Ontario and the federal government have each committed up to $600 million in funding to support rapid transit in the City of Ottawa. To support rapid transit in the Waterloo Region, Ontario has committed up to $300 million and the federal government has committed up to $265 million.

Ontario has invested over $16 billion to support public transit across the province since 2003 and plans to invest significantly in transit going forward, but it also requires the federal government’s support. It is vital that the federal government dedicate transit funding as part of a national public transit strategy. Funding that is long term and predictable is key to expanding transit services, promoting the integration of transit systems, and managing congestion to keep cities moving and working efficiently.

Ontario will encourage the federal government to deliver targeted funding for public transit systems based on relevant metrics such as the share of total national ridership and population. Given the significant economic and social benefits, public transit remains a high priority for Ontario and it is in the national interest for the federal government to fund it.

Closing Tax Loopholes and Addressing the Underground Economy

To ensure that everyone pays their fair share of taxes, Ontario continues to work with the federal government on enhanced compliance activities to address corporate tax avoidance and the underground economy. See Chapter IV: Tax, Pension and Financial Services for a discussion of Revenue Integrity and the Underground Economy.

Supporting Ontario’s Leading Sectors

Manufacturing

Ontario encourages the federal government to continue making strategic investments in Canada’s leading industries, including Ontario’s manufacturing sector. Ontario will parallel the federal government’s proposed extension of the temporary accelerated Capital Cost Allowance for manufacturing and processing machinery and equipment acquired in 2014 or 2015. See Chapter IV: Tax, Pension and Financial Services for more details.

Support for Clean Energy

Ontario has become a North American leader in clean energy with its commitment to replace coal-fired electricity generation with cleaner sources, the feed-in-tariff program and a variety of conservation programs. In its August 2012 report, “Canada’s Emissions Trends,” the federal government recognized Ontario’s important contributions to meeting Canada-wide greenhouse gas emission reduction targets under the Copenhagen Accord. However, the federal government continues to provide significant support for energy sectors other than renewables, which does not meet the needs of Ontario. Enhanced federal support for clean energy would help Ontario transition to a low-carbon economy.

Ontario is seeking federal support and the appropriate regulatory environment for an east-west transmission grid that would transmit electricity across provincial borders. Greater regional integration of electricity grids would encourage the development of new, larger-scale renewable projects that would benefit the economy, both in Ontario and elsewhere in the country.

Ring of Fire

The Ring of Fire is one of the most promising mineral development opportunities in Ontario in almost a century. Located in Ontario’s Far North, current estimates suggest multi-generational potential of chromite production and significant production of nickel, copper and platinum. Ontario is committed to working with the federal government and industry to support the development of the Ring of Fire region. Development of the region will support socio-economic opportunities for remote First Nation communities, as well as economic opportunities for Northern Ontario.

Ontario wants to ensure a strong partnership with First Nation communities on the proposed development. The Province is working with First Nation communities and the federal government to discuss environmental monitoring, socio-economic and community development, regional infrastructure and resource revenue sharing opportunities.

Agricultural Support

Agriculture is a shared federal-provincial responsibility in Canada. Through the recently renewed Growing Forward 2 multilateral framework agreement, the Ontario government receives federal support for 60 per cent of the cost of eligible programs.

The opportunities in primary production and food manufacturing, and in developing agricultural-based bio-products, are immense. The Ontario government will work with these sectors to reach higher and achieve even greater success. The Province will work with the agri-food and agri-product sectors to support strategic investments that take advantage of market opportunities at home and abroad.

To supplement a national suite of support programs, the Ontario government is committed to continuing to support the provincial Risk Management Program, as redesigned in consultation with Ontario commodity groups.

Ontario is also exploring other innovative approaches to managing producer risk, such as the Ontario Corn-Fed Beef Risk Management Fund, which allows producers to take greater leadership and ownership in ensuring price stability. Ontario has provided some seed funding and encourages the federal government to match it since these kinds of initiatives could reduce fiscal pressures for both Ontario and Canada.

Access to Global Markets

Ontario is working with the federal government to pursue new trade agreements that would improve access for exporters to foreign markets and benefit Canadian consumers. The Canada-European Union Comprehensive Economic and Trade Agreement (CETA) would improve access to the largest and one of the richest markets in the world. Ontario supports the development of CETA under a framework that addresses Ontario’s interests in supply management and pharmaceutical-related intellectual property. Canada is also negotiating a Trans-Pacific Partnership with a number of countries as well as trade agreements with India and Japan.

Collaboration to Support the People of Ontario

Immigration

The Ontario Immigration Strategy responds to the province’s demographic and economic realities. The Province will be proactive in attracting the best and brightest in the world to Ontario, and helping immigrants and their families to settle and prosper. In the spring of 2013, the Minister of Citizenship and Immigration will be convening an Employers’ Table to better support employer immigration needs and challenges, and to improve labour-market outcomes for Ontario’s immigrants.

Given Ontario’s continuing contribution to the national economy, the Province expects the federal government to work in partnership with Ontario to build a better immigration system and provide effective settlement programs.

To support the Ontario Immigration Strategy, the Province calls on the federal government to:

• make Ontario a full partner in immigration selection and settlement; and

• raise Ontario’s number of Provincial Nominees to 5,000.

Sustainable Investments in Social and Affordable Housing

Ontario welcomes the five-year extension of the Investment in Affordable Housing program announced in the 2013 federal budget. This program is expected to continue providing funding for the construction and renovation of affordable housing units, as well as home ownership assistance, rent supplements, shelter allowances, and the renovation and repair of accommodations for victims of family violence. Ontario will work with the federal government in the development of an extension to the Investment in Affordable Housing program.

While the extended Investment in Affordable Housing program will help increase the stock of new affordable housing units and repair units built since the mid-1990s, it will not help repair the existing stock of older social housing units, some of which are over 50 years old. The Province calls on the federal government to make long-term, predictable investments in social housing. There are currently more than 150,000 households on waitlists for social housing in Ontario, up 24 per cent from 2003. The lack of affordable and appropriate shelter is a barrier to health, education and employment.

On-Reserve Education

Last year, the Commission on the Reform of Ontario’s Public Services highlighted the need for the federal government to work with provinces and to bring education funding for First Nations on-reserve up to parity with per-student provincial funding for elementary and secondary education.

“The Commission believes that there is an urgent need to significantly improve the provision of on-reserve First Nations education in the province... There is a substantial and growing gap in educational attainment between First Nations peoples living on-reserve and the rest of the Canadian population.”

Commission on the Reform of Ontario’s Public Services, “Public Services for Ontarians: A Path to Sustainability and Excellence,” February 2012, p. 209.

The federal government has chronically underfunded on-reserve First Nation education, but recently announced new investments to support postsecondary educational attainment for First Nations and Inuit students. These investments, however, do not address the investment needed in on-reserve schools for kindergarten through Grade 12. Whether they live on-reserve or not, the Province believes that all children should have the same opportunities and that the federal government has an obligation to make those opportunities available and accessible. The federal government should provide adequate funding for First Nation education that at least reaches parity with per-student Provincial funding for elementary and secondary education. Working with Aboriginal communities to improve educational and economic outcomes has the potential to create benefits across the province.

“Closing the education and labour-market gaps between Aboriginal and non-Aboriginal communities would grow Canada’s Gross Domestic Product (GDP) by $401 billion over a 25 year period (Centre for the Study of Living Standards, 2009).”

Josh Hjartarson and Liam McGuinty, “A Federal Agenda for Ontario,” Ontario Chamber of Commerce, 2012, p. 9.

First Nation Policing

Federal government support for policing through the Police Officers Recruitment Fund expired on March 31, 2013. The program provided annual funding of $31.4 million to support up to 329 police officers in communities across Ontario, including 40 First Nation police officers. As the federal government has not committed to extend this funding, the 2013 Budget provides additional annual funding of $4 million to continue to fund the 40 First Nation police officers hired under the Police Officers Recruitment Fund to ensure the safety of Ontario’s First Nation communities.

The Province cannot step in every time the federal government decides to cut funding. To continue to ensure the safety of Ontario communities, the Province calls on the federal government to fully fund the police officers hired under the Police Officers Recruitment Fund and to make the funding permanent.

Establishing a Fair Fiscal Arrangement

When the current set of federal-provincial fiscal arrangements was first introduced, the federal government sought to work with provinces and territories to establish a system of health and social services that would define the country. The values associated with providing quality public services to all Canadians still resonate deeply in Ontario; however, much has changed since their introduction. Canada’s fiscal arrangements must be able to provide support to all governments to deliver vital public services, as well as respond to the economic and demographic challenges facing the country.

Although the Canadian economy is fundamentally strong, it faces a number of important economic and labour-market challenges. These come at a time when government budgets are already stretched in the aftermath of the global economic and financial crisis.

Increasing productivity growth could make provincial economies more competitive; however, recent trends have been disappointing. Private-sector labour productivity growth still lags behind that of key U.S. competitors. In addition, an aging population presents demographic challenges for the labour force. To keep Canada’s workforce strong and competitive, governments need to work together to ensure immigrants, Aboriginal peoples, and young people are able to fully integrate into the labour market and realize their potential. Across Ontario and many provinces, more people are moving into urban centres, stretching the limits of existing infrastructure.

The country’s challenges are not just domestic. Over the past decade, the growing importance of emerging economies has transformed the global economic landscape. Canada has benefited from favourable increases in terms of trade, but a high dollar has put pressure on the cost competitiveness of some export-oriented manufacturing, particularly in Ontario.

In addition to economic challenges, governments are concerned about growing fiscal imbalances across provinces and relative to the federal government. Studies by the Council of the Federation (COF) and Canada’s Parliamentary Budget Officer demonstrate the difficult fiscal challenges facing provinces over the long term, relative to the sustainable fiscal prospects of the federal government.

The Mowat Centre’s report, “Filling the Gap,” estimates that there is an $11 billion shortfall between what the people of Ontario pay in federal taxes versus what they receive in federal transfers and services. Furthermore, Ontario’s fiscal capacity drops from fifth to last among the provinces once federal transfers are taken into account (see Chart 3.1). It is increasingly clear that the current system of federal-provincial fiscal arrangements is working against, not for, the people of this province.

“Given current federal spending and program decisions, the burden Ontario is being asked to carry is out of line with the principle of equity and is undermining Ontario’s prosperity and quality of life.”

Noah Zon, “Filling the Gap: Measuring Ontario’s Balance with the Federation,” Mowat Centre for Policy Innovation, March 2013, p. 9.

A good example of an arrangement that works against Ontario and needs to be modernized is the Equalization program. The difference between what the people of Ontario pay into the Equalization program through federal taxes and what the Province receives back from the program is $3.1 billion (see Chart 3.2), or about $226 per person in 2013–14. Over the past 10 years, Ontario has contributed approximately $50 billion to the Equalization program. Ontario remains the largest net contributor to the program despite fast-growing, resource-based economies in Western Canada.

Ontario is committed to the principles of the Equalization program. However, it will not support a system of transfers that puts Ontario’s public services at risk and provides inequitable levels of support to different parts of Canada.

Modernizing the fiscal arrangements is not just an issue of concern to Ontario; it is an issue that resonates with all provinces and territories. At the July 2012 COF meeting, Premiers from across the country decided to work together to develop proposals to modernize and rebalance fiscal arrangements. A Fiscal Arrangements Working Group was tasked to undertake this joint work.

As host of the COF conference at Niagara-on-the-Lake this summer, Ontario will look to continue the work with provincial and territorial partners to modernize fiscal arrangements with the federal government in a way that supports jobs and economic growth. This summer’s COF meeting is an opportunity to lay the groundwork for a meaningful and forward-looking conversation on Canada’s fiscal architecture.

Ontario believes that productivity, labour markets and infrastructure should be a core focus of the conversation on modernizing Canada’s fiscal architecture. This fiscal architecture should be reformed and evaluated against benchmarks that matter to Canadians. Ontario believes a modern system of fiscal arrangements will:

►	promote economic growth, job creation and prosperity;

►	support sustainable and comparable public services;

►	restore the fiscal balance in the federation; and

►	establish a genuine partnership between both orders of government.

Improving Retirement Incomes

Since 2010, Ontario has committed to a comprehensive strategy for improving retirement incomes, including a modest, fully funded enhancement to the Canada Pension Plan (CPP).

At the December 2012 Finance Ministers’ meeting, provinces and the federal government agreed to work together to define a modest enhancement and determine the economic conditions necessary to implement an enhancement. A CPP enhancement would help improve retirement income adequacy for virtually all workers by providing them with more predictable earnings replacement in retirement. Ontario looks forward to continuing its work with other provinces and the federal government to implement a modest, fully funded enhancement to the CPP.

Chapter IV

Tax, Pension and Financial Services

Highlights

Tax Measures

☑	The government is proposing to give the people of Ontario a choice to receive the Ontario Trillium Benefit in a single payment or monthly payments.

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To provide greater Employer Health Tax (EHT) relief to small businesses, the Province is proposing to increase the amount of annual payroll that is exempt from the tax from $400,000 to $450,000 and index this amount for inflation. To better target EHT relief, the exemption would be eliminated for private-sector employers with payrolls over $5 million.

☑
Ontario is serious about closing tax loopholes to ensure everyone pays their fair share of taxes. The government is working closely with the federal government to increase efforts to address this problem.

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Ontario is addressing the problem of the underground economy through initiatives such as an enhanced compliance services agreement with the federal government that will improve the integrity of our tax system and generate incremental revenues from those who are avoiding their tax obligations.

Pension Reform

☑	Ontario is committed to modernizing its employment pension framework, and improving the affordability and sustainability of plans.

☑	The government will consult with interested parties to determine how pooled registered pension plans should be implemented as an optional retirement savings vehicle, before introducing legislation.

☑	Ontario will also develop a framework for single-employer, target-benefit pension plans to provide employers and employees with an additional, more flexible retirement savings option.

Auto Insurance

☑	The government is proposing a cost- and rate-reduction strategy that would reduce average auto insurance rates for consumers by 15 per cent.

Securities

☑	The government will propose changes to update and strengthen securities laws and related legislation.

Section A:	Tax Measures

Introduction

Reductions in Ontario’s Corporate Income Tax rates together with the introduction of the Harmonized Sales Tax and elimination of the Capital Tax provide a strong incentive for businesses to invest and create jobs in Ontario.

Since 2009, the government has also cut Personal Income Tax and increased relief for people through tax credits, including:

►	lowering the tax rate on income in the first bracket from 6.05 per cent to 5.05 per cent;

►	enhancing property and sales tax credits; and

►	providing new relief for energy costs, children’s activities, and home improvements to increase accessibility and safety for seniors.

These changes will deliver $2.5 billion of additional relief in 2013–14, primarily to low- to middle-income earners and seniors.

Eliminating the deficit is critical for long-term economic growth and prosperity. The government has introduced these measures to help meet that goal:

►	the 2012 Budget froze reductions in the general Corporate Income Tax rate and in Business Education Tax rates; and

►	a new income tax rate for people with incomes over $500,000 was introduced in 2012.

Fairness and Choice for People

Ontario Trillium Benefit

In the 2011 Budget, the government introduced the Ontario Trillium Benefit (OTB), which combined the Ontario Sales Tax Credit, Ontario Energy and Property Tax Credit and Northern Ontario Energy Credit into one payment. The 2013 OTB will provide an estimated $2.5 billion to low- to moderate-income people.

The OTB is paid in monthly instalments throughout the year to help people meet their expenses as bills arrive. People used to wait until after they filed their tax returns to get their tax credits for the previous year.

Other federal and provincial benefits delivered in regular payments throughout the year include the Ontario Child Benefit, Canada Child Tax Benefit, Universal Child Care Benefit and Goods and Services Tax/Harmonized Sales Tax Credit.

“The Ontario Child Benefit and the recent step by Ontario to consolidate tax initiatives through the Ontario Trillium Benefit establish a valuable platform for changes in the way low-income benefits are provided in Ontario.”

Frances Lankin and Munir A. Sheikh, “Brighter Prospects: Transforming Social Assistance in Ontario,” Commission for the Review of Social Assistance in Ontario, October 2012.

The OTB platform ensures that people start receiving assistance well in advance of when they used to receive it. It also ensures that when certain life events occur during the year (e.g., the birth of a child), payments are adjusted in a timely manner.

Many people welcome the monthly assistance they are getting through the OTB for their expenses. However, the government has heard from some people who would like to have the choice of receiving the OTB as a single payment.

Providing Choice for the Ontario Trillium Benefit

The government proposes to modify the OTB so that, beginning in 2014, each recipient would have the choice to receive their benefit in a single payment at the end of the benefit year. Making the single payment at that time would ensure that each recipient receives the same total benefit whether they choose single or monthly payments. In either case, payments would take into account events that can affect their benefit, such as the birth of a child, death or moving out of Ontario.

How the Changes Could Affect You in 2014

If you want to receive monthly instalments of the 2014 OTB, you would apply for it on your 2013 tax return, and not check the box for the single payment. Monthly payments would begin in July 2014 and continue as long as you are eligible for the OTB.

If you choose to receive your 2014 OTB in a single payment (by checking the box on your 2013 tax return), then you would receive the full amount in June 2015. You should note that you would not receive any OTB payments from July 2014 to May 2015.

In the past, people received property and sales tax credits only once a year. By selecting to receive your OTB as a single payment, you would not receive monthly instalments for that year, and would return to getting the payment later, as you did in the past.

For example:

• Jack’s OTB for 2014 is $840. He likes receiving his OTB in monthly payments. Jack files his 2013 tax return in early 2014 and automatically gets payments of $70 per month from July 2014 to June 2015.

• Ana wants to receive her 2014 OTB of $720 in a single payment, so she would check the box when she files her 2013 tax return in early 2014, and would receive her full OTB in June 2015, instead of payments of $60 per month.
Like Jack, Ana would receive the same total OTB whether she receives it as monthly payments through the year or chooses to receive a single payment.

If your total OTB for the year is $360 or less, you would not receive monthly payments, but would get the total amount in the first payment month, i.e., July.

• Maria’s OTB for 2014 is $225. She files her 2013 tax return in early 2014 and gets a single payment for the full amount in July 2014.

Note that your eligibility for OTB can change from year to year because of changes in income, age, where you live and your family status. You must apply for the OTB every year on your tax return.

Better Targeted Business Support

Employer Health Tax

The Employer Health Tax (EHT) is paid by employers on their Ontario payrolls. All private-sector employers, regardless of size, are exempt from paying the EHT on up to $400,000 of their Ontario payrolls each year. Groups of associated employers share the exemption. Payroll above the $400,000 threshold is taxed at a rate of 1.95 per cent. This exemption reduces the cost of hiring and the paperwork burden for small employers.

The government proposes to increase this exemption to provide greater EHT relief for small employers (including small businesses, charities and not-for-profit organizations). Beginning January 1, 2014, the exemption would be increased from $400,000 to $450,000 to provide greater EHT relief — up to $975 more per employer — to the small business sector. More than 60,000 employers would pay less EHT, including over 12,000 that would no longer pay this tax. With this proposal, 88 per cent of Ontario private-sector employers would not pay EHT nor incur the compliance costs of filing an EHT return. This exemption would be adjusted for inflation every five years using the Ontario Consumer Price Index. At projected inflation rates, the exemption is expected to rise to $500,000 in 2019.

To better target the EHT exemption, beginning January 1, 2014, the exemption would be eliminated for private-sector employers (including groups of associated employers) with annual Ontario payrolls over $5 million. Registered charities would continue to claim the exemption at all payroll sizes. Over 5,000 large employers would each pay up to $7,800 more per year.

The net result of these changes is that the cost of the additional EHT relief provided to smaller employers would be largely offset by additional EHT paid by larger employers.

Apprenticeship Training Tax Credit

The Apprenticeship Training Tax Credit (ATTC) was introduced in 2004 to encourage businesses to hire and train apprentices in the skilled trades. The ATTC provides businesses with a 35 to 45 per cent refundable tax credit on the salaries and wages paid to eligible apprentices in designated construction, industrial, motive power and service trades.

The ATTC, along with other provincial apprenticeship programs, supports the availability of skilled workers in key sectors of the economy. The 2012 Budget announced that the credit would be reviewed for effectiveness and efficiency to better support completions of apprenticeship programs. This Budget will better target the ATTC and help improve completion rates among ATTC-eligible trades. Effective for expenditures incurred after March 31, 2014, the following apprenticeship trades will not be eligible for the ATTC:

►	Information Technology – Contact Centre – Technical Support Agent (634a);

►	Information Technology – Contact Centre – Inside Sales Agent (634d); and

►	Information Technology – Contact Centre – Customer Care Agent (634e).

This measure will save $45 million in 2014–15, contributing to the government’s savings target for business support. The ATTC bulletin will be updated to reflect this change.

Renewable Fuels and Elimination of Biodiesel Exemption

The government is committed to reducing greenhouse gas emissions in Ontario. In 2002, biodiesel was made exempt from the 14.3 cent per litre fuel tax under the Fuel Tax Act to encourage its use in Ontario. The federal government’s renewable-content requirements in respect of diesel fuel came into effect on July 1, 2011. As a result, Ontario’s fuel tax exemption for biodiesel no longer serves its purpose.

Ontario will take steps to update its green transportation-fuels policies by proposing to:

►	repeal the fuel tax exemption for biodiesel effective April 1, 2014; and

►	consult with stakeholders on a provincial mandate for greener diesel fuels, including discussions related to the amount of renewable fuel content as well as greenhouse gas requirements.

By supporting innovation and leveraging high-tech investment in the province, Ontario is supporting the next generation of bioproduct development and further industry investments in Ontario’s growing bioeconomy.

Mining Tax System Review

The Mining Tax Act levies a 10 per cent tax (five per cent for remote mines) on profits earned from the extraction of minerals (other than diamonds) in Ontario. The Commission on the Reform of Ontario’s Public Services noted that the mining tax system was designed to encourage investment at a time when Corporate Income Tax rates were high. A 2011 PwC study showed that Ontario had the lowest tax burden of any Canadian province or territory that had an active metallic mineral mine.

The 2012 Budget announced that the government would conduct a review to determine whether Ontario receives fair compensation for its non-renewable resources.

The government looks forward to working with stakeholders over the next several months to ensure that the Province is supporting the exploration and production of minerals while receiving a fair return on its resources.

Federal Tax Measures

Accelerated Capital Cost Allowance for Manufacturing and Processing Machinery and Equipment

Capital Cost Allowance (CCA) is the portion of the capital cost of depreciable assets such as machinery and equipment that can be deducted for income tax purposes. Ontario and the federal government currently provide a temporary 50 per cent accelerated CCA for manufacturing and processing machinery and equipment acquired after March 18, 2007, and before 2014.

Ontario will parallel the 2013 federal budget proposal to extend the accelerated CCA for manufacturing and processing machinery and equipment acquired in 2014 or 2015, subject to federal implementation. The accelerated CCA for machinery or equipment will be subject to the rule that limits the CCA deduction to one-half of the amount that would otherwise be permitted in the year the asset is acquired. This measure will cost $265 million over three years, beginning in 2013–14.

Dividend Tax Credit

Ontario’s Dividend Tax Credit (DTC) improves the fairness of the income tax system by accounting for income tax paid by Canadian corporations when determining the tax payable by their Ontario resident shareholders. Without the DTC, this dividend income paid to shareholders would effectively be taxed twice.

Ontario monitors the tax treatment of dividends on an ongoing basis to ensure that Ontario’s Personal Income Tax and Corporate Income Tax systems are properly integrated. The 2013 federal budget proposed changes to the tax treatment of dividends distributed from corporate income taxed at less than the general corporate tax rate, starting in 2014.

Ontario will parallel this measure, subject to federal implementation.

Other Federal Tax Measures

The 2013 federal budget proposed several other tax measures, including proposals related to:

►	the lifetime capital gains exemption on qualified small business shares and qualified farm or fishing property;

►	restricted farm losses;

►	the deduction for safety deposit boxes;

►	corporate and trust loss trading;

►	mining expenses;

►	accelerated CCA for clean energy generation equipment; and

►	character conversion transactions and leveraged life insurance arrangements.

Under the terms of the Canada–Ontario Tax Collection Agreement, Ontario will adopt these measures and their effective dates once federal legislative and regulatory changes have been approved.

Revenue Integrity and the Underground Economy

Closing Tax Loopholes

A key principle of a fair and effective tax system is that everyone pays their fair share of taxes. While most individuals and corporations respect this principle, some try to avoid paying their fair share of taxes. Reducing corporate tax avoidance is a priority of the Ontario government, as evidenced by the measures it has taken to close loopholes. Following the recommendations of the Commission on the Reform of Ontario’s Public Services, the 2012 Budget committed to working closely with the federal government to increase efforts to address this issue.

In March 2013, the Ontario Minister of Finance wrote to the federal Minister of Finance and the Minister of National Revenue on the need to do more on closing tax loopholes and addressing the underground economy. The 2013 federal budget included additional measures in these two areas. The Ontario and federal governments have negotiated a new agreement for enhanced compliance activities focused on aggressive international tax planning, which will generate incremental tax revenues from companies that are not paying their fair share of taxes. This agreement builds on an existing agreement that has generated an additional $500 million in revenue for Ontario over the past several years, including more than $200 million in 2012–13.

In addition, the government will be proposing legislation to introduce new disclosure rules for aggressive tax avoidance transactions similar to the rules introduced by the federal government as part of Bill C-48 in November 2012. This new measure would require taxpayers to report aggressive tax avoidance transactions that attempt to avoid Ontario tax.

These measures demonstrate that Ontario is serious about closing tax loopholes and combating corporate tax avoidance. Ontario will continue to work with the federal government to explore further opportunities to strengthen the integrity of the tax system. Ontario calls on the federal government to ensure that corporations do not engage in transactions that attempt to avoid provincial tax through the shifting of profit or losses across provincial borders. The federal government should also provide the Province with sufficient and timely information with respect to these types of transactions.

Initiatives related to closing tax loopholes are expected to generate more than $300 million in incremental tax revenues over the next four years.

Underground Economy

Underground economies exist everywhere and Ontario is no exception. They create an unfair tax burden for taxpayers who comply with their tax obligations and make it difficult for legitimate businesses to remain competitive with those that do not comply. They expose vulnerable workers to unsafe working conditions and put consumers at risk in a cash environment.

With the federal government now collecting about 75 per cent of Ontario taxes, including income and sales taxes, tackling the underground economy requires close collaboration between the two governments. Consistent with the 2012 Budget commitment and a recommendation by the Commission on the Reform of Ontario’s Public Services, Ontario and the federal government recently negotiated an agreement to enhance compliance activities that will improve the integrity of the tax system and generate incremental tax revenues from individuals and corporations who are not complying.

Despite the measures outlined in the 2013 federal budget to combat the underground economy, Ontario calls on the federal government to do more, including to release its strategy on the underground economy at the earliest opportunity. A national strategy would raise public awareness, provide a framework for improved sharing of information across provinces and territories, and support investment in identifying appropriate technology tools to deal with devices intended to tamper with the recording of sales and collection of taxes.

The underground economy initiatives are expected to generate an additional $400 million over the next four years.

Enhancing Audit

To ensure better compliance with Ontario tax statutes, the government will expand the use of its automated risk assessment system to identify tax accounts that pose the highest risk of tax loss. This initiative will generate an additional $65 million annually.

Clearance Certificates

Businesses are required to obtain a clearance certificate from the Minister of Finance under the Retail Sales Tax Act (RSTA) for sales to which the Bulk Sales Act applies. To enhance the effectiveness of clearance certificates, the 2011 Budget amended the RSTA to allow the minister to withhold clearance certificates until tax debts under the following additional statutes were paid or secured: the Alcohol and Gaming Regulation and Public Protection Act, 1996; Fuel Tax Act; Gasoline Tax Act, Race Tracks Tax Act and Tobacco Tax Act. These amendments were made effective until June 30, 2013. The government is proposing to repeal the sunset date.

Tobacco Tax Strategy

Smoke-Free Ontario and Combating Illegal Tobacco

The government remains committed to the Smoke-Free Ontario Strategy aimed at promoting and protecting the health of Ontarians from tobacco use. Ontario is on track to have the lowest smoking rates in Canada and is determined to reduce the supply of low-cost, illegal tobacco available to young people.

Like many other places, Ontario faces significant challenges in addressing the issue of illegal tobacco. The exact size of the illegal market varies but it is generally acknowledged to be substantial. Building on the Smoke-Free Ontario Strategy and Bill 186, Supporting Smoke-Free Ontario by Reducing Contraband Tobacco Act, 2011, the government remains committed to protecting youth from illegal products, improving community safety and ensuring appropriate taxes, where applicable, are paid.

Ontario introduced a number of important compliance activities over the past year to curtail the availability of illegal tobacco. The government is moving forward with implementing the oversight of raw leaf tobacco that will require growers, importers, exporters, certain transporters, processors and dealers to be registered, effective January 1, 2014. Also effective January 1, 2014, in general, only cigarettes and fine-cut tobacco marked with a single integrated stamp (replacing the federal stamp) will be allowed for retail sale. The Ministry of Finance and the Alcohol and Gaming Commission of Ontario have signed an information-sharing agreement whereby retailers selling illegal tobacco could have their gaming registrations (lottery permits) suspended or revoked.

The government is also actively considering a number of other compliance initiatives including amendments to the Tobacco Tax Act to reduce illegal tobacco in Ontario.

These include:

►	increased fines for those convicted of offences related to illegal tobacco;

►	forfeiture of items seized as evidence of a contravention of the Tobacco Tax Act; and

►	strengthening other provisions to improve the effectiveness of the statute in meeting the government’s commitments.

The Ministry of Finance continues to work closely with various law enforcement agencies to combat illegal tobacco. Since 2008, more than 223 million illegal cigarettes, 2.5 million untaxed cigars and 74 million grams of untaxed fine-cut or other tobacco products have been seized by ministry investigators and inspectors.

The government is concerned with the proposed move of the Cornwall border station to the U.S. side and its potential impact on community safety in general and on tobacco smuggling specifically. The Minister of Community Safety and Correctional Services has written to her federal counterpart, requesting that the government not move the border crossing to the U.S. side.

The government’s enhanced enforcement measures are expected to generate an additional $350 million over the next four years.

New Relationship with First Nations on Tobacco

The government recognizes the importance of tobacco to the economies of First Nations and is committed to building a new partnership with First Nation communities. To that end, the government retained an expert facilitator to develop a report on ensuring a better understanding of First Nations’ interests and concerns regarding on-reserve tobacco. The report, “Tobacco on Reserve: Perspectives Shared from First Nations,” was prepared in January 2012 and its recommendations supported more active government engagement with First Nations on tobacco. The government is moving forward on the recommendations by supporting two pilot projects with the Chippewas of the Thames First Nation and the Mohawk Council of Akwesasne to consider approaches to modernize the current system for allocating unmarked tobacco products and to explore models for First Nations’ self-regulation of tobacco on-reserve. These projects have provided a significant opportunity for conducting joint research, engaging in enhanced dialogue, and moving forward on a new relationship between First Nations in Ontario and the Province.

Summary of Measures

TABLE 4.12013 Budget Tax Measures ($ Millions)
	2013–14	2014–15	2015–16
Better Targeted Business Support
Employer Health Tax	0	(5)	(5)
Apprenticeship Training Tax Credit (ATTC)1	15	45	50
Biodiesel Exemption	0	4	4
Paralleling Federal Tax Measures
Accelerated Capital Cost Allowance for Manufacturing and Processing Machinery and Equipment	(15)	(85)	(165)
Dividend Tax Credit	15	65	70
Other Federal Tax Measures	25	65	60
Total	40	89	14
1 Annual savings from better targeting the ATTC, which is reported as an expense, are included in the government’s savings target for business support.

Other Measures and Technical Amendments

The government plans to introduce amendments to clarify that the involuntary separation provisions for spouses and common-law partners who live apart for medical reasons would not apply for purposes of the Ontario Sales Tax Credit.

To improve administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario’s tax and revenue collection system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, amendments will be proposed to various tax statutes and other technical amendments are proposed to various other statutes, including amendments to the following:

• Alcohol and Gaming Regulation and Public Protection Act, 1996
• Assessment Act
• Automobile Insurance Rate Stabilization Act, 2003
• City of Toronto Act, 2006
• Commodity Futures Act
• Community Small Business Investment Funds Act, 1992
• Compulsory Automobile Insurance Act
• Corporations Act
• Corporations Tax Act
• Credit Unions and Caisses Populaires Act, 1994
• Education Act
• Electronic Commerce Act, 2000
• Electricity Act, 1998
• Ministry of Revenue Act
• Ministry of Training, Colleges and Universities Act
• Motor Vehicle Accident Claims Act
• Municipal Act, 2001
• Municipal Property Assessment Corporation Act, 1997
• Northern Services Boards Act
• Not-For-Profit Corporations Act, 2010
• Ontario Clean Energy Benefit Act, 2010
• Pension Benefits Act

• Employer Health Tax Act
• Estate Administration Tax Act, 1998
• Financial Administration Act
• Financial Services Commission of Ontario Act, 1997
• Fuel Tax Act
• Gasoline Tax Act
• Housing Services Act, 2011
• Income Tax Act
• Insurance Act
•Land Transfer Tax Act
• Legislation Act, 2006
• Limitations Act, 2002
• Liquor Control Act
• Local Roads Boards Act
• Marine Insurance Act
• Mining Tax Act
• Prepaid Hospital and Medical Services Act
• Provincial Land Tax Act, 2006
• Race Tracks Tax Act
• Registered Insurance Brokers Act
• Regulatory Modernization Act, 2007
• Retail Sales Tax Act
• Securities Act
• Smoke-Free Ontario Act
• Taxation Act, 2007
• Tax Increment Financing Act, 2006
• Tobacco Tax Act

Section B:	Pension Reform

Introduction

Ontario continues to update its employment pension framework, address the significant challenges facing many pension plans, and improve the affordability and sustainability of plans in the public sector. The government has introduced pension reform through two bills: Bill 236, the Pension Benefits Amendment Act, 2010, and Bill 120, the Securing Pension Benefits Now and for the Future Act, 2010. Both bills were unanimously approved by the legislature. Since the first of the two bills was passed in May 2010, the government has implemented more than 30 statutory or regulatory initiatives.

Progress to Date

The significant modernization of regulations covering pension plans for employees in Ontario has permitted many amendments in Bills 236 and 120 to be proclaimed over the last 12 months. The elimination of partial plan wind-ups will ease plan administration in many instances, while immediate vesting for all members and grow-in benefits for all eligible members affected by layoffs will help preserve member entitlements. “Retired members” are now explicitly recognized in all regulations under the Pension Benefits Act (PBA) and surplus distribution rules have been clarified. The power of the Superintendent of Financial Services to order the full wind-up of a pension plan has also been clarified and the thresholds for unlocking small benefit amounts have been increased.

The government has also taken steps to help plans manage funding obligations in the face of long-term interest rates that remain at historically low levels. By relieving cash-flow pressures for many plan sponsors, these changes are intended to foster economic growth, create jobs and preserve pensions for the people of this province.

Responding to comments from interested parties, the government has extended temporary solvency funding relief for specified Ontario multi-employer pension plans until 2017. This extension will provide time to allow for the development of a comprehensive regulatory system for multi-employer, target-benefit pension plans, including those that are multi-jurisdictional.

Temporary funding relief measures for private-sector defined-benefit pension plans have also been extended for a further three years. Almost 400 plans took advantage of relief offered in the period from 2009 to 2012; it is expected that at least as many plans will be able to benefit from the relief measures put in place in November 2012. Eligible single-employer pension plans in the broader public sector have also been provided temporary solvency funding relief, in exchange for taking steps to improve plan sustainability and affordability over the long term.

Related changes include permanent amendments to the regulations under the PBA that permit the amortization of new going-concern and solvency deficits, beginning up to one year following a valuation date. Amendments to the PBA and regulations now permit eligible private-sector employers to use irrevocable letters of credit in lieu of cash contributions to partially cover a significant portion of solvency deficiency payments.

Pension Reforms Underway

Comments received from stakeholders following postings on Ontario’s Regulatory Registry are informing the development of proposed regulations intended to streamline the financial-hardship unlocking process for Ontario-regulated locked-in accounts, and implement the “split pension” provisions in Bill 236. The ”split pension” regulations would be implemented along with related rules that would apply to asset and liability transfers when corporate pension plans are restructured in the future.

In addition, the government intends to:

►
review the Ontario Court of Appeal’s recent ruling regarding spousal entitlements in the case of Carrigan v. Carrigan Estate, propose amendments to the PBA and, if necessary, amend the regulations under the PBA;

►
amend the regulations under the PBA and, if necessary, propose amendments to the PBA that would permit assets to be transferred from employer-sponsored, single-employer pension plans to jointly sponsored pension plans (JSPPs) and allow employer-sponsored, single-employer pension plans to be converted to JSPPs, if specified conditions are met;

►	implement a new “funding concerns” test that would determine when plans that are not obliged to satisfy solvency funding requirements are required to file annual valuations;

►	implement a framework for contribution holidays that specifies eligibility conditions and ensures affected pension parties are appropriately informed;

►	update regulatory requirements to reflect appropriate changes to standards issued by professional bodies; and

►	prescribe rules for plan documents and statements for former and retired members.

The 2012 Budget announced the government’s intention to introduce a pooled asset management framework. The government appointed Bill Morneau as Pension Investment Advisor to consult with interested parties and develop recommendations for consideration. The government greatly appreciates Mr. Morneau’s recommendations, which were made public in November 2012.

The government continues to consult on Mr. Morneau’s findings. Acknowledging the complexity of this undertaking, the government intends to establish a technical working group to advise on the design, governance and transition issues associated with the implementation of a new pooled asset management entity.

Further Pension Innovation

Pension coverage has been declining in recent years and many defined-benefit pension plans for private-sector employees have been closed to new entrants. Increasingly there are calls for new, more flexible retirement savings options that would enhance coverage, improve retirement income security and enable plan sponsors to better manage plan costs.

Pooled registered pension plans (PRPPs) are intended to make it easier to save for retirement by providing employees and self-employed individuals with a new low-cost savings vehicle that is professionally managed and portable. The federal government recently implemented the federal legislative changes necessary to support the introduction of PRPPs. The Ontario government will now be consulting with interested parties to determine how PRPPs should be implemented, as a retirement savings option, before introducing legislation. It will be important to ensure, for example, that members are adequately protected and low-cost objectives are met.

Target benefit plans are another example of innovative pension arrangements. These plans provide a more flexible approach to save for retirement. They have fixed contributions that are intended to provide a specified pension. If experience demonstrates that contributions are not sufficient to fund the target benefit, the pension benefits of retirees and active members would be adjusted to ensure the plan remains sustainable.

Ontario will be moving ahead on regulatory changes related to target benefits in eligible multi-employer pension plans, announced in 2010. Assuming outstanding federal tax issues will be resolved and in consultation with interested parties, the government will also develop a framework for single-employer, target-benefit plans, including funding rules, plan governance, the timing of necessary benefit reductions, permitted benefit improvements, and notice to members and retired members.

Section C:	Auto Insurance

Introduction

The government is building on its success in stabilizing the cost of auto insurance to the over nine million drivers in Ontario by proposing a cost- and rate-reduction strategy that would reduce average auto insurance rates by 15 per cent. As well, the government is continuing to propose amendments to modernize Ontario’s other insurance legislation to ensure an efficient and competitive marketplace.

Need for Auto Insurance Reform

From 2006 to 2010, Ontario experienced a substantial increase in claims costs due to fraud in the system and overutilization of benefits. The significant increase in costs was primarily caused by increases in accident benefits claims costs (for example, exams and assessments, attendant care and housekeeping). While claims costs for repairs to physical damage to vehicles remained stable, claims costs for certain benefits more than doubled.

Because of the generosity of Ontario’s auto insurance system, accident benefits claims costs in 2006 were already much higher than in other provinces with similar privately delivered auto insurance systems, such as Alberta, New Brunswick, Nova Scotia, and Newfoundland and Labrador. And from 2006 to 2010, these costs in Ontario went up even higher, increasing by 91 per cent.

Within Ontario, accident benefits claims costs grew especially quickly in the Greater Toronto Area (GTA) between 2006 and 2010.

►	of the $2.4 billion increase in accident benefits costs in Ontario between 2006 and 2010, $2 billion occurred in the GTA; and

►	in 2010, accident benefits claims costs per vehicle in the GTA were more than four times higher than in rural Ontario.1

1	Ontario Automobile Insurance Anti-Fraud Task Force – December 2011 Interim Report.

Auto Insurance Reforms Reduce Costs

In September 2010, the government introduced major reforms to Ontario’s auto insurance system to address the substantial increase in claims costs. The September 2010 reforms controlled costs, increased consumer choice and simplified processes in the auto insurance system. As a result of the reforms and ongoing government action, costs have been reduced and rates have stabilized, and are now starting to decline.

Ontario Rates Have Risen by Less Than Inflation

In Ontario from 2004 to 2012, auto insurance rates increased more slowly than the rate of inflation. From 1995 to 2003, the Consumer Price Index increased by 18.3 per cent, while auto insurance rates increased by 44.9 per cent. From 2004 to 2012, the Consumer Price Index increased by 18.1 per cent, while auto insurance rates increased by 11.4 per cent.

Ontario’s Strategy to Reduce Auto Insurance Costs and Rates

The government has pursued a successful strategy to stabilize and begin to reduce auto insurance rates by reducing claims costs with major changes to the auto insurance system, such as the September 2010 reforms. However, it is essential that further action be taken to ensure that reductions to rates can continue from these reforms. A number of critical issues still must be addressed. These issues continue to lead to cost uncertainties for insurers, and are preventing significant rate reductions for Ontario’s over nine million drivers. Building on the success of the government’s 2010 reforms, the government is continuing to take action.

In January 2013, the government approved regulatory amendments to address some of the reforms proposed by the final report of the Auto Insurance Anti-Fraud Task Force in late 2012 and build on actions the government has already taken to combat fraud and protect consumers. These amendments, effective June 1, 2013, will help prevent auto insurance fraud and protect consumers by:

►	requiring insurers to provide claimants with all reasons for denying a claim;

►	giving claimants the right to receive a bi-monthly, detailed statement of benefits paid out on their behalf;

►	increasing the role of claimants in fraud prevention by requiring them to confirm attendance at a health clinic; and

►	making providers subject to sanctions for overcharging insurers for goods and services and banning them from asking consumers to sign blank claim forms.

Reducing Rates by 15 Per Cent on Average

Building on these measures, the government is proposing an auto insurance cost- and rate-reduction strategy to reduce average auto insurance rates by 15 per cent. It would intensify the government’s existing work to address the critical issues in the auto insurance system, and increase accountability and transparency to ensure that cost savings will result in lower rates for Ontario drivers.

To achieve the rate-reduction targets, the government will introduce legislative amendments that would, if passed:

►	commit to an average rate reduction of 15 per cent within a period of time to be prescribed by regulation;

►	provide the Superintendent of Financial Services with authority to require insurers to file for rates;

►	require insurers to offer lower rates for consumers with safe driving records;

►	make the Superintendent’s Guidelines, incorporated by reference in the Statutory Accident Benefits Schedule, binding;

►	expand and modernize the Superintendent’s investigation and enforcement authority, particularly in the area of fraud prevention;

►	give the Financial Services Commission of Ontario (FSCO) authority to license and oversee business practices of health clinics and practitioners who invoice auto insurers; and

►	consolidate statutory automobile insurance reviews.

The government will also create a transparency and accountability mechanism in the form of an independent annual report by outside experts on the impact of auto insurance reforms introduced to date on both costs and premiums. The report will review industry costs and changes to premiums paid by Ontario drivers, and make recommendations as to further actions that may be required to meet the government’s reduction targets.

The government will intensify its existing auto insurance cost- and rate-reduction strategy by:

►	transforming the current auto insurance dispute resolution system by appointing an expert to review the system and propose legislative amendments in the fall of 2013;

►	basing auto insurance benefits on medical evidence by directing the regulator to provide an interim report this year on the progress of the Minor Injury Treatment Protocol project; and

►	investigating additional new measures to reward safe driving and reduce costs and premiums.

In addition, the government will call on the Financial Services Commission of Ontario to reduce the return on equity benchmark used in rate filings.

The government will also conduct further study and consultation on other initiatives to reduce costs, including provincial oversight of towing and amending the definition of catastrophic impairment in the Statutory Accident Benefits Schedule.

Modern Insurance Regulation

The 2012 Budget noted the government’s initiative to review and update the Insurance Act. In June 2012 the government passed legislative amendments to modernize the life insurance and accident and sickness insurance parts of the Insurance Act. These amendments enhance consumer protection, reduce regulatory burden, and harmonize with other places in Canada. Also included in these amendments were measures to enhance the effectiveness of the FSCO’s insurance regulation by giving the Superintendent of Financial Services the authority to impose administrative monetary penalties in the insurance sector. This authority was given to the Superintendent effective January 1, 2013.

Building on these modernization measures, in the fall of 2013 the government intends to propose amendments to relevant legislation to require all insurance companies doing business in Ontario, with the exception of the insurers that are members of the Fire Mutuals Guarantee Fund, to be incorporated in jurisdictions where solvency is regulated in accordance with modern international standards. There will be a transitional period for affected insurers. These amendments are important for Ontario to enhance its reputation as a modern marketplace with effective regulation.

Section D:	Securities

Introduction

The government is continuing to update Ontario’s securities laws to maintain a sound and effective regulatory framework and the efficient functioning of Ontario’s capital markets. Well-regulated capital markets foster safe and attractive investment opportunities for investors, access to deep pools of capital for businesses and cost-effective regulation for the securities sector.

Toronto is the financial capital of Canada and a global financial centre. Increasingly, as capital markets remain dynamic and accelerate their global focus, Ontario must keep pace by being vigilant and building on that status by developing regulations aligned with international standards and which contribute to mitigating risks to the financial system, including systemic risks that arise from derivatives markets.

Securities Regulation

The government plans to propose changes to update and strengthen securities laws and related legislation. Proposed legislative amendments would include:

►
amendments to the Securities Act and Commodity Futures Act to strengthen enforcement and investor protection by clarifying the procedures for the Ontario Securities Commission (OSC) to share investigative information with other regulatory and law enforcement authorities, and adding new offences for attempted market manipulation and attempted fraud;

►	Securities Act changes to expand and clarify the Act’s insider-trading provisions; and

►
changes to Ontario’s personal property security legislation to make it easier for businesses and financial institutions to provide or obtain first-priority security interests in cash collateral. Significant progress has been made and consultations are planned to finalize key aspects of these proposals to ensure they appropriately balance relevant interests.

Following consultations in conjunction with the OSC, the government plans to propose further changes to update the Securities Act by:

►
updating the disclosure requirements for exchange traded funds to provide plain-language, concise and comparable disclosure to investors that is more consistent with the requirements that apply to mutual funds;

►
if needed, following current court cases that the government is monitoring closely, suspending the operation of the secondary market civil liability limitation period while leave to proceed is being sought;

►	updating the early-warning reporting and related requirements for take-over bids to provide more transparency to securities regulators and the public;

►	expanding the insider-trading and self-dealing provisions, including in relation to their application to investment funds;

►	broadening the definition of “market participant”;

►	enhancing the OSC’s toolkit for regulating Ontario’s capital markets through changes to the Securities Act and Commodity Futures Act to:

•	expand the OSC’s role in addressing financial stability and systemic risk;

•	give the OSC more discretion to impose requirements regarding the form in which information is provided to the Commission;

•	increase the scope of OSC compliance reviews; and

•	broaden the availability of freeze orders.

These changes would help strengthen Ontario’s securities regulatory framework, and allow the OSC to become a more efficient and responsive regulator.

The government strongly supports broader gender diversity on the boards and in senior management of major businesses, not-for-profit firms and other large organizations. In conjunction with others, including the OSC, the government will consider the best way for firms to disclose their approaches to gender diversity, with a view to increasing the participation of women on boards and in senior management.

Ontario’s Holding of General Motors Shares

With the successful recovery of the auto sector, Ontario will continue to monitor the value of its remaining shares in General Motors and assess the appropriate timing for share divestiture.

Chapter V

Borrowing and Debt Management

Highlights

☑	Total long-term public borrowing for 2013–14 is forecast to be $33.4 billion, $3.2 billion lower than the amount borrowed in 2012–13.

☑
Also, the total borrowing requirement for 2013–14 is $7.2 billion lower than forecast in the 2012 Budget because of lower deficits. Long-term borrowing for 2013–14 has been reduced by $5.7 billion from the forecast contained in the 2012 Budget, and short-term borrowing has been reduced by $1.5 billion.

☑	Net debt is projected to be $252.8 billion as at March 31, 2013, lower than the $259.8 billion forecast in the 2012 Budget.

☑
The net debt-to-GDP ratio is projected to be 37.5 per cent at the end of fiscal 2012–13, compared to the 39.4 per cent forecast in the 2012 Budget. This ratio is expected to peak at 40.4 per cent in 2015–16, lower than the 41.3 per cent forecast in the 2012 Budget.

☑
After eliminating the deficit by 2017–18, overall spending increases will be restricted to one per cent below GDP growth until the Province’s net debt-to-GDP ratio returns to the pre-recession level of 27 per cent.

☑
Interest on debt (IOD) expense is projected to be $10,372 million for 2012–13, and $10,605 million for 2013–14, which is lower than forecast in the 2012 Budget by $247 million and $610 million respectively. These reductions primarily reflect the impact of lower-than-forecast interest rates together with lower deficits.

☑	For 2013–14, the impact of a one percentage point change in interest rates would be a change in IOD of approximately $408 million for the Province.

Long-Term Public Borrowing

Ontario successfully completed its annual borrowing program in 2012–13, despite continuing challenges in global financial markets. The Province borrowed $36.6 billion in 2012–13, taking advantage of the historically low interest rate environment and strong demand for Ontario bonds.

The Province’s total borrowing requirement in 2013–14 has been reduced by $7.2 billion compared to the 2012 Budget forecast because of lower deficits. This reduction will impact both long-term and short-term borrowing. Long-term public borrowing in 2013–14 is now $5.7 billion lower than the forecast contained in the 2012 Budget, and short-term borrowing is forecast to be $1.5 billion lower.

Strong global investor demand for Canadian-dollar assets, the liquidity of Ontario benchmark bonds and continuing confidence in the Province allowed Ontario to borrow 72 per cent in the Canadian-dollar market in 2012–13. This is consistent with the target of at least 70 per cent set out in the 2012 Budget, down from 81 per cent in 2011–12.

In 2013–14, the Province plans to borrow at least 70 per cent in the Canadian-dollar market. This is in line with the historical average of issuing approximately three-quarters in that market, and continues to represent a decline in the reliance on foreign markets seen during the financial crisis. In 2009–10, at the peak of the crisis, only 49 per cent of the Province’s issuance was in the Canadian- dollar market.

The weighted-average term to maturity of long-term Provincial debt issued has been extended significantly over the past three years. It was 12.4 years for 2012–13, 13.0 years for 2011–12, and 12.8 years for 2010–11. This average term is much longer than the 8.1 years for 2009–10. Extending the term to maturity allowed the Province to lock in low interest rates for a longer period, which reduces refinancing risks and helps offset the impact of expected higher interest rates on the Province’s IOD costs.

Canadian-dollar borrowing was completed primarily through 29 syndicated issues, but also included floating rate notes, Ontario Savings Bonds and medium-term notes.

The U.S. dollar market remained an important source of funding for Ontario. About $10.2 billion, or 28 per cent, of borrowing was completed through global bonds and medium-term floating rate notes (MTNs) in U.S. dollars.

TABLE 5.1 2012–13 Borrowing Program: Province and Ontario Electricity Financial Corporation ($ Billions)
	2012 Budget1	Interim	In-Year Change
Deficit	14.8	9.8	(5.0)
Investment in Capital Assets	10.5	9.6	(0.9)
Non-Cash Adjustments	(3.8)	(1.8)	2.1
Net Loans/Investments	1.1	0.9	(0.2)
Debt Maturities	17.3	17.3	–
Debt Redemptions	0.3	0.2	(0.1)
Total Funding Requirement	40.2	36.0	(4.2)
Canada Pension Plan Borrowing	(0.8)	(0.8)	–
Decrease/(Increase) in Short-Term Borrowing	(3.0)	(3.0)	–
Increase/(Decrease) in Cash, Cash Equivalents and Temporary Investments	(0.3)	3.8	4.1
Maturity of 2011–12 Debt Buyback	(1.2)	(1.2)	–
2012–13 Debt Buyback	–	1.7	1.7
Total Long-Term Public Borrowing	34.9	36.6	1.6
1 Reflects the 2012 Budget Plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

The Province’s deficit for 2012–13 is now projected to be $9.8 billion — a $5.0 billion improvement compared with the 2012 Budget forecast.

Interest on debt (IOD) expense is projected to be $10,372 million for 2012–13, and $10,605 million for 2013–14, which is lower than forecast in the 2012 Budget by $247 million and $610 million respectively. These reductions primarily reflect the impact of lower-than-forecast interest rates together with lower deficits.

TABLE 5.2 Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation ($ Billions)
	2013–14	2014–15	2015–16
Deficit	11.7	10.1	7.2
Investment in Capital Assets	11.1	10.4	10.4
Non-Cash Adjustments	(3.9)	(3.1)	(3.0)
Net Loans/Investments	1.6	0.4	1.8
Debt Maturities	23.7	21.7	20.3
Debt Redemptions	0.3	0.3	0.3
Total Funding Requirement	44.5	39.8	37.1
Decrease/(Increase) in Short-Term Borrowing	(1.5)	(1.5)	–
Increase/(Decrease) in Cash, Cash Equivalents and Temporary Investments	(5.8)	(0.7)	–
Maturity of Debt Buybacks	(3.7)	–	–
Total Long-Term Public Borrowing	33.4	37.6	37.1
Note: Numbers may not add due to rounding.

The Province’s total long-term public borrowing in 2013–14 is forecast to be $33.4 billion, $3.2 billion lower than the amount borrowed in 2012–13.

The Province has completed $1.6 billion of its 2013–14 long-term public borrowing requirement, by issuing two 30-year syndicated bonds in the domestic market in early April.

To meet the funding requirement, Ontario will continue to be flexible, monitoring Canadian-dollar and international markets, issuing bonds in different terms and currencies, and responding to investor preferences.

The government will seek approval from the legislature for borrowing authority to meet the Province’s requirement.

The Province uses derivatives to reduce risk by hedging foreign exchange and interest costs when borrowing in international markets. This hedging process will become more complex due to the Dodd-Frank Act and Basel III regulations. Hedging may also become more expensive if proposals such as financial transaction taxes or mark-to-market derivatives taxes are legislated and implemented in Europe or the United States.

Initiatives that assist regulators in ensuring the future stability of capital markets are welcome. However, it must be recognized that these initiatives may increase the cost of hedging through substantially higher transaction costs and capital charges on the Province’s counterparties. Derivatives trading liquidity would likely decline as well, making it more challenging to hedge the Province’s large global bond issues.

Debt

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $281.1 billion as at March 31, 2013, compared to $257.3 billion as at March 31, 2012, and a forecast of $278.5 billion in the 2012 Budget. The increase from the 2012 Budget forecast is mainly due to additional borrowing to pre-fund a portion of the 2013–14 borrowing requirement. When calculating total debt, the liability of this pre-funding is included, but, unlike in the calculation of net debt, the offsetting financial asset is not included.

Ontario’s net debt is the difference between total liabilities and total financial assets. Ontario’s net debt is projected to be $252.8 billion as at March 31, 2013 (March 31, 2012, $235.6 billion). This projection for March 31, 2013 is $7.0 billion below the forecast of $259.8 billion in the 2012 Budget, and includes the broader public sector’s net debt of $13.0 billion (March 31, 2012, $14.3 billion).

After eliminating the deficit by 2017–18, overall spending increases will be restricted to one per cent below GDP growth until the Province’s net debt-to-GDP ratio returns to the pre-recession level of 27 per cent.

Residual Stranded Debt Update

Interim 2012–13 results for the Ontario Electricity Financial Corporation (OEFC) show a projected excess of revenue over expense of about $1.0 billion, reducing the Corporation’s unfunded liability from $12.3 billion as at March 31, 2012 to $11.3 billion as at March 31, 2013. Projected 2013–14 OEFC results are an excess of revenue over expense of about $0.9 billion, which would reduce the unfunded liability to $10.4 billion as at March 31, 2014.

As published in the 2012 Ontario Economic Outlook and Fiscal Review, the Minister of Finance determined the residual stranded debt to be $4.5 billion as at March 31, 2012, consistent with the estimate provided in the 2012 Budget. Under Ontario Regulation 89/12, the determination of residual stranded debt as at March 31, 2013, will be made by the Minister of Finance after the OEFC submits to the Minister its annual report, including the audited financial statements, and by no later than March 31, 2014. Residual stranded debt estimates are subject to uncertainty in forecasting future dedicated revenues to OEFC, which depend on the financial performance of Ontario Power Generation Inc., Hydro One Inc. and municipal electrical utilities, as well as other factors such as electricity consumption and interest rates.

Total Debt Composition

Total debt consists of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper.

Public debt, as at March 31, 2013, totals $267.5 billion, primarily consisting of bonds issued in the domestic and international public markets in 11 currencies. Ontario also has $13.6 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued mainly to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

Debt-to-GDP Ratios

The Province’s net debt-to-GDP ratio is projected to be 37.5 per cent at the end of fiscal 2012–13, compared to the 39.4 per cent forecast in the 2012 Budget. This ratio is expected to peak at 40.4 per cent in 2015–16, lower than the 41.3 per cent forecast in the 2012 Budget.

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt is estimated to be 4.1 per cent as at March 31, 2013 (March 31, 2012, 4.4 per cent). For comparison, as at March 31, 1991, the effective interest rate on total debt was 10.9 per cent.

For 2013–14, the impact of a one percentage point change in interest rates would be a change in IOD of approximately $408 million for the Province.

Risk Exposure

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at March 31, 2013, the interim values for net interest rate resetting exposure and foreign exchange exposure were 8.9 per cent and 0.8 per cent respectively. All exposures remained well below policy limits in 2012–13.

Consolidated Financial Tables

TABLE 5.3 Net Debt and Accumulated Deficit ($ Millions)
	2008–09	2009–10	2010–11	2011–12	Interim 2012–13	Plan 2013–14
Debt1
Publicly Held Debt
Bonds2	145,488	175,899	200,074	223,467	245,544	254,949
Treasury Bills	9,044	13,914	14,925	11,925	13,024	14,564
U.S. CommercialPaper2	2,006	3,087	3,242	4,701	6,611	6,611
InfrastructureOntario (IO)3	1,695	1,920	1,989	1,854	1,909	1,609
Other	68	296	353	347	360	332
	158,301	195,116	220,583	242,294	267,448	278,065
Non-Public Debt
Canada PensionPlan InvestmentFund	10,233	10,233	10,233	10,233	10,233	10,233
Ontario Teachers’Pension Fund	3,001	1,765	1,205	625	–	–
Public ServicePension Fund	1,991	1,713	1,403	1,048	656	226
Ontario PublicService Employees’Union PensionFund (OPSEU)	946	814	667	498	312	108
Canada Mortgageand HousingCorporation	811	755	696	635	570	502
Other4	1,632	1,726	1,842	1,945	1,857	1,719
	18,614	17,006	16,046	14,984	13,628	12,788

Total Debt	176,915	212,122	236,629	257,278	281,076	290,853

TABLE 5.3 Net Debt and Accumulated Deficit (cont’d) ($ Millions)
	2008–09	2009–10	2010–11	2011–12	Interim 2012–13	Plan 2013–14
Total Debt	176,915	212,122	236,629	257,278	281,076	290,853
Cash and Temporary Investments	(11,878)	(17,102)	(22,416)	(21,180)	(25,166)	(19,284)
Total Debt Net of Cash and Temporary Investments	165,037	195,020	214,213	236,098	255,910	271,569
Other Net (Assets)/Liabilities5	(8,948)	(15,598)	(13,261)	(14,862)	(16,143)	(11,584)
Broader Public Sector (BPS) Net Debt	13,496	14,167	13,559	14,346	13,023	12,825
Net Debt	169,585	193,589	214,511	235,582	252,790	272,810
Non-Financial Assets6	(56,347)	(62,632)	(69,938)	(77,172)	(84,598)	(92,875)
Accumulated Deficit	113,238	130,957	144,573	158,410	168,192	179,935
1 Includes debt issued by the Province and Government Organizations, including OEFC.
2 All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
3 Infrastructure Ontario’s (IO) interim 2012–13 debt is composed of Infrastructure Renewal Bonds of $1,250 million (2011–12, $1,250 million) and short-term commercial paper of $659 million (2011–12, $604 million). IO’s debt is not guaranteed by the Province.
4 Other non-public debt includes Ontario Immigrant Investor Corporation and indirect debt of school boards.
5 Other Net (Assets)/Liabilities include accounts receivable, loans receivable, investments in government business enterprises, other assets, accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.
6 Non-financial assets include the tangible capital assets of the Province and broader public sector.
Source: Ontario Ministry of Finance.

TABLE 5.4 Medium-Term Outlook: Net Debt and Accumulated Deficit ($ Billions)
	2014–15	2015–16
Total Debt	308.1	323.8
Cash and Temporary Investments	(18.6)	(18.6)
Total Debt Net of Cash and Temporary Investments	289.5	305.2
Other Net (Assets)/Liabilities	(11.9)	(13.1)
Broader Public Sector (BPS) Net Debt	12.5	11.7
Net Debt	290.1	303.9
Non-Financial Assets	(100.0)	(106.6)
Accumulated Deficit	190.1	197.3
Note: Numbers may not add due to rounding.

TABLE 5.5 Debt Maturity Schedule ($ Millions)
Currency
	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies1	Interim 2012–13 Total	2011–12 Total
Fiscal Year Payable
Year 1	28,666	12,593	163	2,345	1,621	45,388	33,705
Year 2	11,797	9,022	54	–	752	21,625	24,993
Year 3	8,446	9,811	1,033	–	1,798	21,088	21,671
Year 4	11,213	7,107	–	–	496	18,816	16,723
Year 5	11,096	4,729	–	385	–	16,210	18,857
1–5 years	71,218	43,262	1,250	2,730	4,667	123,127	115,949
6–10 years	47,478	7,527	474	6,278	2,048	63,805	52,904
11–15 years	18,794	–	–	–	–	18,794	16,963
16–20 years	14,229	–	–	–	–	14,229	14,200
21–25 years	21,920	–	–	–	–	21,920	17,091
26–50 years2	39,201	–	–	–	–	39,201	40,171
Total3	212,840	50,789	1,724	9,008	6,715	281,076	257,278
Debt Issued for Provincial Purposes	188,731	48,835	1,724	8,829	5,621	253,740	230,314
OEFC Debt	24,109	1,954	–	179	1,094	27,336	26,964
Total	212,840	50,789	1,724	9,008	6,715	281,076	257,278
1  Other currencies include Australian dollar, New Zealand dollar, Norwegian kroner, U.K pound sterling, Swiss franc, Hong Kong dollar and South African rand.
2  The longest term to maturity is to June 2, 2062.
3  Total foreign currency denominated debt for interim 2012–13 is $68.2 billion (2011–12, $65.3 billion). Of that, $66.3 billion or 97.1 per cent (2011–12, $63.0 billion or 96.4 per cent) was fully hedged to Canadian dollars.

TABLE 5.6 Derivative Portfolio Notional Value ($ Millions)
Maturity in Fiscal Year	2013–14	2014–15	2015–16	2016–17	2017–18	6–10 Years	Over 10 Years	Interim 2012–13 Total	2011–12 Total
Swaps:
Interest rate1	15,398	23,687	19,272	17,812	10,730	22,752	7,385	117,036	112,799
Cross currency	11,702	9,650	8,649	8,349	3,676	19,848	–	61,874	65,780
Forward foreign exchange contracts	19,303	–	–	–	–	–	–	19,303	11,877
Swaptions2	100	150	–	500	–	–	–	750	750
Total	46,503	33,487	27,921	26,661	14,406	42,600	7,385	198,963	191,206
1  Includes $3.7 billion (2012, $3.2 billion) of interest rate swaps related to loans receivable held by consolidated entity.
2  An interest rate swap option contract.
Source: Ontario Financing Authority.

The table above presents the maturity schedule of the Province’s derivatives by type, interim as at March 31, 2013, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps. Swaps allow the Province to offset existing obligations, converting them into obligations with more desirable characteristics.